Exhibit 99.1

Filed by Fresenius Medical Care AG & Co. KGaA

(Commission File No. 001-32749), pursuant to

Rules 165 and 425 under the

Securities Act of 1933, as amended

This Exhibit consists of a convenience English translation of Fresenius Medical Care AG & Co. KGaA’s (FME) Conversion Report issued in connection with its a proposed conversion of the legal form of FME.

Under the U.S. Securities Act of 1933, as amended (the Securities Act), this Exhibit may be deemed to be offering material of FME. FME has filed a registration statement on Form F-4 under the Securities Act (Registration No. 333-271081) with the U.S. Securities and Exchange Commission (the SEC), including an information statement/prospectus constituting a part thereof. FME SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE INFORMATION STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED CONVERSION DESCRIBED THEREIN. The final information statement/prospectus will be distributed to FME shareholders. Shareholders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by FME with the SEC at the SEC’s website at www.sec.gov or from Fresenius Medical Care AG & Co. KGaA, Attention: Investor Relations, Else-Kröner-Strasse 1, 61352 Bad Homburg v.d.H., Germany.

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CONVERSION REPORT

of

Fresenius Medical Care Management AG

on the change of legal form

of

Fresenius Medical Care AG & Co. KGaA

into the legal form of
a stock corporation (Aktiengesellschaft)
under the laws of the Federal Republic of Germany

with the legal name

Fresenius Medical Care AG

dated June 5, 2023

– submitted to agenda item 1
of the extraordinary general meeting
(außerordentliche Hauptversammlung) of
Fresenius Medical Care AG & Co. KGaA
on July 14, 2023 –

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IMPORTANT NOTICE

This conversion report ("Report") is neither an offer to sell shares in Fresenius Medical Care AG & Co. KGaA ("Company" or "FME KGaA" and, together with its consolidated subsidiaries, "FME Group") nor a solicitation of an offer to purchase shares of the Company. Such an offer is not being made and would potentially require separate publication and, if required by national law, a separate prospectus. This Report is not a securities prospectus in the meaning of Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14, 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC, as amended.

This Report does not constitute an offer of shares of the Company for sale in the United States of America ("United States" or "U.S."). The shares of the Company referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended ("Securities Act"). The shares of the Company may not be offered or sold in the United States absent registration or an exemption from registration requirements of the Securities Act. There will be no public offering of shares of the Company in the United States.

This report may be deemed to be offering material in respect of the proposed conversion. The Company has filed with the United States Securities and Exchange Commission ("SEC") a registration statement on Form F-4, including an information statement/prospectus constituting a part thereof. THE SHAREHOLDERS OF the company ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE INFORMATION STATEMENT/PROSPECTUS THAT IS INCLUDED IN THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED CONVERSION. The final information statement/prospectus will be distributed to the Company's U.S. resident shareholders. SHAREHOLDERS OF THE COMPANY may obtain a free copy of the disclosure documents and other documents filed by the Company with the SEC on the SEC's website at www.sec.gov or from Fresenius Medical Care AG & Co. KGaA, Attention: Investor Relations, Else-Kröner-StraSSe 1, 61352 Bad Homburg v. d. Höhe, Germany.

Fresenius Medical Care AG & Co. KGaA

Conversion Report

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This Report does not constitute an offer document or an offer to sell or issue or a solicitation or offer to buy or subscribe for transferable securities to the public to which section 85 of the Financial Services and Markets Act 2000 of the United Kingdom, as amended, applies and should not be relied upon as a recommendation to any person to purchase or subscribe for securities in the context of the change of legal form. This Report is directed only at the following "Relevant Persons": (i) persons outside the United Kingdom; (ii) persons who are shareholders of the Company and are covered by article 43 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, ("Order"); (iii) persons who have professional experience in matters relating to investments falling within article 19(5) of the Order; and (iv) high net worth companies, unincorporated associations and other entities falling within article 49(2)(a) to (d) of the Order. Persons who are not Relevant Persons are not protected in relying or acting in reliance on this Report or its contents.

Certain statements contained in this Report may constitute "forward-looking statements". These forward-looking statements are based on the Company's current views, expectations, assumptions and information. Forward-looking statements are not guarantees of future performance and involve known and unknown risks and uncertainties.

In addition, neither the Company nor its general partner assumes liability for any forward-looking statements in connection with this Report. In addition, the forward-looking statements speak only as of the date hereof. Neither the Company nor its general partner is obligated to update any forward-looking statements or to conform them to actual events or developments, except as required by law.

Fresenius Medical Care AG & Co. KGaA

Conversion Report

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TABLE OF CONTENTS

1.	Introduction	9
2.	FME KGaA	11

2.1	Registered office, administration, corporate object and fiscal year	11
2.2	Structure of FME Group	12
2.3	Business of FME Group	13

2.3.1	Business activities	13
2.3.2	Business segments	13
2.3.3	Selected key figures	14

2.4	Corporate governance	16

2.4.1	Corporate bodies	16
2.4.2	Declaration of compliance (Entsprechenserklärung)	19

2.5	Share capital, shares and shareholder structure	19

2.5.1	Share capital and listing	19
2.5.2	Authorized capital, conditional capital and further authorizations of the General Partner	21
2.5.3	Shareholder structure	24

2.6	Employees and co-determination	26

3.	Overview of the Conversion and of its economic and legal reasons	27

3.1	Overview and background of the Conversion	27

3.1.1	Complexity of current corporate governance of FME Group	27
3.1.2	Effects of full consolidation of FME Group in FSE KGaA's consolidated financial statements	28
3.1.3	Analysis of options for Deconsolidation of FME Group	28

3.2	Reasons for the Conversion	29

3.2.1	Simplification of the Company's corporate governance	29
3.2.2	Improvement of decision-making processes	30

Fresenius Medical Care AG & Co. KGaA

Conversion Report

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3.2.3	Increased influence of the Outside Shareholders on the composition of the Company's management	31
3.2.4	Improving the independent determination of the financing strategy	32

3.3	Impact of the Conversion on the Company's share price	32
3.4	Appropriateness of the participation ratio	33
3.5	Effects of the Conversion on the rights of the Shareholders	34
3.6	Effects of the Conversion on affiliated companies (verbundene Unternehmen) within the meaning of section 15 AktG	34
3.7	Further effects of the Conversion on FME Group	34
3.8	Alternatives to the Conversion	34

3.8.1	Change of legal form into an SE	35
3.8.2	Purchase of the General Partner by the Company	35
3.8.3	Causing the exit of the General Partner from FME KGaA	35
3.8.4	Temporary suspension of control by way of an agreement to suspend control (Entherrschungsvertrag)	36
3.8.5	Conclusion by the General Partner	36

3.9	Assessment of the Conversion by the General Partner	37
3.10	Assessment of the Conversion by the independent members of the Supervisory Boards	38

4.	Explanation of the Conversion and the Conversion Resolution	40

4.1	Procedure of the Conversion	40
4.2	Key legal steps of the Conversion	40
4.3	Explanation of the Conversion Resolution	42

4.3.1	Conversion	42
4.3.2	Legal name and registered office of FME AG	43
4.3.3	AG Articles of Association	43
4.3.4	Share capital of FME AG and AG Shares	43

Fresenius Medical Care AG & Co. KGaA

Conversion Report

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4.3.5	Authorized Capital 2020/I and Authorized Capital 2020/II	44
4.3.6	Conditional Capital	49
4.3.7	Shareholding of the Shareholders in FME AG	50
4.3.8	Exit of the General Partner from the Company	51
4.3.9	AG Supervisory Board	51
4.3.10	Continued validity of resolutions of the general meeting of FME KGaA	53
4.3.11	Special rights	58
4.3.12	No compensation offer under section 207 UmwG	60
4.3.13	Consequences of the Conversion for the employees and their representative bodies and the measures provided for in this respect	60
4.3.14	Costs	70
4.3.15	Founder	70
4.3.16	Application for registration with the Commercial Register	71

5.	Operational, financial and tax effects and costs of the Conversion	71

5.1	Operational effects	71

5.1.1	Relabeling of products	71
5.1.2	Separation of shared functions, development of new internal functions and need for new insurance and other infrastructure	72
5.1.3	Separation from the General Partner	74
5.1.4	Termination of Pooling Agreement upon consummation of the Conversion	74
5.1.5	Impact of the Conversion on employees and employee representation	75

5.2	Costs of the Conversion	75

5.3	Financial effects	76

5.3.1	Effect on the Company's credit ratings	76

Fresenius Medical Care AG & Co. KGaA

Conversion Report

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5.3.2	Termination of existing group financing	76
5.3.3	Change of control provisions under FME Group's financing agreements	76
5.3.4	Effects on the Company's annual unconsolidated financial statements in accordance with HGB	77

5.4	Tax effects	77

5.4.1	Tax effects on the Company	77
5.4.2	Tax effects on the Shareholders	78
5.4.3	Taxation of the Company after the Conversion	79
5.4.4	Taxation of executive remuneration	79

6.	Future shareholding in FME AG	80

6.1	General description of an AG	80

6.2	General comparison of KGaA and AG	80

6.2.1	General stipulations	80
6.2.2	Formation	81
6.2.3	Legal relationships of the company and its shareholders	82
6.2.4	Corporate governance of the company	83
6.2.5	Annual unconsolidated financial statements / consolidated financial statements	98
6.2.6	Appropriation of the balance sheet profits	99
6.2.7	Measures for raising and reducing capital	99
6.2.8	Invalidity and voidability of resolutions of the general meeting	100
6.2.9	Invalidity of the approved annual unconsolidated financial statements	100
6.2.10	Dissolution of the company	100
6.2.11	Affiliated companies	100
6.2.12	Provisions for related party transactions	101
6.2.13	Judicial dissolution	101
6.2.14	Stipulations on penalties and fines	101

Fresenius Medical Care AG & Co. KGaA

Conversion Report

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6.3	Legal structure of FME AG	102

6.3.1	The corporate bodies of FME AG	102
6.3.2	Explanation of the AG Articles of Association	106

6.4	Effects of the Conversion on shareholder rights and comparison of such rights prior to and after the Conversion	127

6.4.1	Effects of the Conversion of the rights of the Shareholders	127
6.4.2	Comparison of the status of shareholders in FME KGaA and FME AG	127

7.	Listing and certification of the AG Shares	132

List of Annexes	134

LIST of Definitions	135

Fresenius Medical Care AG & Co. KGaA

Conversion Report

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1.	Introduction

The Company is a partnership limited by shares (Kommanditgesellschaft auf Aktien – "KGaA") under the laws of the Federal Republic of Germany ("Germany"). The Company's sole general partner in charge of managing the Company is Fresenius Medical Care Management AG ("General Partner").

Sole shareholder of the General Partner is Fresenius SE & Co. KGaA ("FSE KGaA" and, together with its consolidated subsidiaries, "FSE Group"). Currently, the Company is therefore indirectly controlled by FSE KGaA in accordance with the international accounting standards within the meaning of the Regulation (EC) No 1606/2002 of the European Parliament and of the Council of July 19, 2002 on the application of international accounting standards ("IFRS") and FME Group forms one of the four business segments of FSE Group.

Beginning in late 2022, FSE KGaA and the Company started to analyze, together with external financial and legal advisers, the feasibility and options to deconsolidate FME Group from FSE Group and the implications of a potential deconsolidation. As a result of this analysis, the General Partner concluded that the planned change of the Company's legal form from a KGaA to the legal form of a stock corporation (Aktiengesellschaft – "AG") under German law ("Conversion") with the legal name (Firma) "Fresenius Medical Care AG" ("FME AG") presented the best option for the derecognition of the FME Group in FSE KGaA's consolidated financial statements due to a loss of control in accordance with IFRS 10 and the subsequent classification of the FME Group as an associate in accordance with International Accounting Standard ("IAS") 28 due to FSE KGaA's significant influence ("Deconsolidation").

On February 21, 2023, the supervisory board (Aufsichtsrat) of the General Partner ("GP Supervisory Board") approved the resolution by the management board (Vorstand) of the General Partner ("GP Management Board") to initiate concrete plans for the Conversion. The supervisory board of the Company ("KGaA Supervisory Board" and, together with the GP Supervisory Board, "Supervisory Boards") took note with approval of such resolution.

After the Conversion, the Company will continue to exist in the new legal form of an AG pursuant to the principle of legal identity in the event of a change of legal form (identitätswahrender Formwechsel). The Conversion will neither result in the liquidation of the Company nor in the formation of a new legal entity. The Company's limited liability shareholders (Kommanditaktionäre) ("Shareholders") will become shareholders of FME AG and their interest in the Company's share capital will not change due to the Conversion. However, as a result of the Conversion, the General Partner will exit the Company, so that FSE KGaA will no longer control the Company (also in accordance with IFRS 10). Accordingly, the Company and FME Group will cease to be part of FSE Group.

Fresenius Medical Care AG & Co. KGaA

Conversion Report

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The General Partner and the KGaA Supervisory Board believe that the Conversion is in the best interests of the Company and FME Group, taking into account the existing rights of the Shareholders. The Conversion is expected to increase FME Group's financial and operative flexibility, which will enable FME Group to even better pursue its long-term growth objectives and strategies and maintain and improve FME Group's position as the world's leading provider of products and services for individuals with renal diseases (based on publicly reported revenue and number of patients treated).

The General Partner and the KGaA Supervisory Board therefore propose to resolve the Conversion at the Company's extraordinary general meeting (außerordentliche Hauptversammlung) to be held on July 14, 2023 ("EGM"). The agenda of the EGM, including the proposed conversion resolution (Formwechselbeschluss – "Conversion Resolution") under agenda item 1, is attached as Annex 1 to this Report. The draft of the articles of association (Satzung) of FME AG ("AG Articles of Association") is attached as Annex 2 to this Report. The Conversion will be governed by the stipulations of the German Transformation Act (Umwandlungsgesetz – "UmwG") and the German Stock Corporation Act (Aktiengesetz – "AktG").

The General Partner submits this Report pursuant to section 192(1) UmwG for the information of the Shareholders to explain and substantiate the Conversion and, in particular, the future shareholding of the Shareholders in FME AG from a legal and economic point of view.

Regarding the description of the business activities of the Company and FME Group, this Report is limited to a summary presentation. For further information, reference is made to the Company's annual report as of and for the fiscal year ended December 31, 2022 and the Company's quarterly financial report for the first quarter of 2023, which are available on the Company's website (www.freseniusmedicalcare.com/en/investors/publications).

All information in this Report relates to the date of its signature, unless otherwise indicated.

Fresenius Medical Care AG & Co. KGaA

Conversion Report

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2.	FME KGaA

2.1	Registered office, administration, corporate object and fiscal year

The Company has its registered office in Hof (Saale), Germany, and is registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Hof (Saale), Germany ("Commercial Register"), under the registration number HRB 4019. The Company's registered business address is Else-Kröner-Straße 1, 61352 Bad Homburg v. d. Höhe, Germany, where also the Company's administration is located.

The Company's corporate objects (Unternehmensgegenstand) are:

•	the development, production and distribution of, as well as the trading in, products, systems and procedures in the areas of medical care and health care, including dialysis and associated forms of treatment, as well as the provision of any services in such areas;

•	the projecting, planning, establishment, acquisition and operation of health care businesses, including dialysis centers, also in separate enterprises or through third parties as well as the participation in such dialysis centers;

•	the development, production and distribution of other pharmaceutical products and the provision of services in this field;

•	the provision of advice in the medical and pharmaceutical areas as well as scientific information and documentation; and

•	the provision of laboratory services for dialysis and non-dialysis patients and homecare medical services.

The Company operates itself or through subsidiaries at home and abroad.

The Company is entitled to enter into any and all business transactions and take any and all measures which seem to be necessary or useful to achieve the objects of the Company and may, in particular, participate in other enterprises of the same or similar kind, take over the management and/or the representation of such enterprises, transfer company divisions, including essential company divisions, to enterprises in which the Company holds an interest and establish branches at home and abroad.

Fresenius Medical Care AG & Co. KGaA

Conversion Report

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The Company's fiscal year is the calendar year.

2.2	Structure of FME Group

The general partner of FME KGaA is Fresenius Medical Care Management AG (see section 2.4.1.1 below)

The sole shareholder of the General Partner is FSE KGaA, a listed KGaA with registered office in Bad Homburg v. d. Höhe, Germany, and registered with the commercial register of the local court of Bad Homburg v. d. Höhe, Germany, under the registration number HRB 11852. FSE KGaA is also the Company's largest Shareholder currently holding a share of around 32.2% of the Company's share capital and voting rights.

FSE KGaA's sole general partner is Fresenius Management SE ("FMSE"). FMSE is a European Company (Societas Europaea – SE ("SE")) with registered office in Bad Homburg v. d. Höhe, Germany, registered with the commercial register of the local court of Bad Homburg v. d. Höhe, Germany, under the registration number HRB 11673. Its sole corporate object is the function as FSE KGaA's general partner and the management of FSE KGaA. FMSE's sole shareholder is Else Kröner-Fresenius-Stiftung, a foundation (Stiftung) under German civil law with own legal capacity, which held approximately 27.0% of the share capital and voting rights of FSE KGaA on May 11, 2023.

FSE KGaA is the operating parent company of FSE Group. FSE Group is a global health care group which offers products and services for dialysis, hospitals and outpatient medical care. In addition, it focuses on hospital operations. FSE Group also manages projects and provides services for hospitals and other health care facilities worldwide. FME Group is one of FSE Group's four business segments comprising FME Group, Fresenius Kabi, Fresenius Helios and Fresenius Vamed.

FME Group and the General Partner are fully consolidated entities in the consolidated financial statements of FSE KGaA prepared in accordance with IFRS, since both are considered to be controlled by FSE KGaA in accordance with IFRS 10.

The Company's consolidated financial statements as of and for the fiscal year ended December 31, 2022 comprise FME KGaA as well as 2,346 companies (2021: 2,343). In 2022, 79 companies were accounted for by the equity method (2021: 50), 68 companies were first-time consolidations (2021: 90) and 27 companies were deconsolidated (2021: 52). The equity method is a method of accounting whereby the investment is initially recognized at cost and adjusted thereafter for the post-acquisition change in the investor's share of the investee's net assets. The investor's profit or loss includes its share of the investee's profit or loss and the investor's other comprehensive income includes its share of the investee's other comprehensive income.

Fresenius Medical Care AG & Co. KGaA

Conversion Report

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2.3	Business of FME Group

2.3.1	Business activities

FME Group is the world's leading provider of products and services for individuals with renal diseases (based on publicly reported revenue and number of patients treated). FME Group provides dialysis and related services for individuals with renal diseases as well as other health care services. FME Group also develops, manufactures and distributes a wide variety of health care products.

FME Group's health care products include hemodialysis machines, peritoneal dialysis cyclers, dialyzers, peritoneal dialysis solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals, systems for water treatment, and acute cardiopulmonary and apheresis products. FME Group supplies dialysis clinics it owns, operates or manages with a broad range of products and also sells dialysis products to other dialysis service providers.

FME Group's other health care services include value and risk-based care programs, pharmacy services, vascular, cardiovascular and endovascular specialty services as well as ambulatory surgery center services, physician nephrology and cardiology services and ambulant treatment services.

2.3.2	Business segments

As of January 1, 2023, FME Group implemented its new global operating model in which it reorganized its business into two global operating segments, Care Enablement and Care Delivery. Care Enablement comprises the health care products business, including research and development, manufacturing, supply chain and commercial operations, as well as supporting functions, such as regulatory and quality management. Care Delivery is primarily engaged in providing services for the treatment of end-stage kidney disease and other extracorporeal therapies, including value and risk-based care programs. Care Delivery also includes the pharmaceutical products business and the income from equity method investees related to the sale of certain renal pharmaceuticals from Vifor Fresenius Medical Care Renal Pharma Ltd. (in which the Company holds a 45% stake) in the United States, which are used in FME Group's clinics to provide health care services to FME Group's patients.

Fresenius Medical Care AG & Co. KGaA

Conversion Report

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2.3.3	Selected key figures

The following tables include selected key figures from the audited consolidated financial statements of the Company in accordance with IFRS as of and for the fiscal years ended December 31, 2022 and 2021:

Selected Consolidated Statements of Income Data

	For the fiscal year ended December 31,
In EUR millions, unless indicated otherwise	2022 (audited)	2021 (audited)
Revenue	19,398	17,619
Operating income	1,512	1,852
Net income attributable to shareholders of the Company	673	969
Basic earnings per share in EUR[1]	2.30	3.31
Diluted earnings per share in EUR[2]	2.30	3.31

[1]	Basic earnings per share is calculated in accordance with IAS 33, Earnings per Share. Basic earnings per share is calculated by dividing net income attributable to shareholders by the weighted average number of shares outstanding during the year. For the calculation of basic earnings per share, treasury stock is not considered outstanding and is therefore deducted from the number of shares outstanding.
[2]	Diluted earnings per share include the effect of all potentially dilutive instruments on shares that would have been outstanding during the years presented had the dilutive instruments been issued.

Fresenius Medical Care AG & Co. KGaA

Conversion Report

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Selected Consolidated Balance Sheet Data

	As of December 31,
In EUR millions	2022 (audited)	2021 (audited)
Total assets	35,754	34,367
Total liabilities	20,305	20,388
Total equity	15,449	13,979

The following tables include selected key figures from the unaudited consolidated interim financial statements of the Company in accordance with IFRS as of and for the three-month periods ended March 31, 2023 and 2022:

Selected Consolidated Statements of Income Data

	For the three-month period ended March 31,
In EUR millions, unless indicated otherwise	2023 (unaudited)	2022 (unaudited)
Revenue	4,704	4,548
Operating income	261	348
Net income attributable to shareholders of the Company	86	157
Basic earnings per share in EUR[3]	0.29	0.54
Diluted earnings per share in EUR[4]	0.29	0.54

[3]	Basic earnings per share is calculated in accordance with IAS 33, Earnings per Share. Basic earnings per share is calculated by dividing net income attributable to shareholders by the weighted average number of shares outstanding during the year. For the calculation of basic earnings per share, treasury stock is not considered outstanding and is therefore deducted from the number of shares outstanding.
[4]	Diluted earnings per share include the effect of all potentially dilutive instruments on shares that would have been outstanding during the years presented had the dilutive instruments been issued.

Fresenius Medical Care AG & Co. KGaA

Conversion Report

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Selected Consolidated Balance Sheet Data

As of March 31,
In EUR millions	2023 (unaudited)
Total assets	35,501
Total liabilities	20,274
Total equity	15,227

For further information on the financial results and the business of the Company in the fiscal year ended December 31, 2022 and the three-month period ended March 31, 2023, please refer to the Company's annual report 2022 and the Quarterly Financial Report for the first quarter of 2023, which are available on the Company's website (www.freseniusmedicalcare.com/en/investors/publications).

2.4	Corporate governance

2.4.1	Corporate bodies

The Company's corporate bodies are the General Partner, the KGaA Supervisory Board, the general meeting (Hauptversammlung) and the joint committee (Gemeinsamer Ausschuss – "Joint Committee").

2.4.1.1	General Partner

The Company is represented by the General Partner. The General Partner is an AG with registered office in Hof (Saale), Germany, and registered with the Commercial Register under the registration number HRB 3894. Its registered business address is Else-Kröner-Straße 1, 61352 Bad Homburg v. d. Höhe, Germany.

The sole corporate object of the General Partner is the function as FME KGaA's general partner and the management of FME KGaA. The General Partner's management authority also encompasses exceptional management measures. The consent right of the Shareholders with respect to exceptional management measures at the general meeting is excluded.

All shares in the General Partner are held by FSE KGaA.

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The corporate bodies of the General Partner are the GP Management Board, the GP Supervisory Board and its general meeting.

(a)	GP Management Board

Pursuant to the first sentence of Article 6(1) of the General Partner's articles of association ("GP Articles of Association"), the GP Management Board consists of at least two persons. The GP Supervisory Board can determine a higher number (second sentence of Article 6(1) of the GP Articles of Association). The current GP Management Board members are:

•	Helen Giza (Chair);

•	Franklin W. Maddux, M.D.;

•	Dr Katarzyna Mazur-Hofsäß; and

•	William Valle.

Pursuant to Article 7(1) of the GP Articles of Association, the General Partner is represented by two GP Management Board members or by one GP Management Board member jointly with an officer with statutory power of attorney (Prokurist).

(b)	GP Supervisory Board

Pursuant to Article 8(1) of the GP Articles of Association, the GP Supervisory Board consists of six members who are elected by the General Partner's general meeting, i.e. by FSE KGaA as the General Partner's sole shareholder.

The so-called "Pooling Agreement" entered into, among others, by the General Partner and FSE KGaA for the benefit of the Outside Shareholders (as defined in section 3.2.2) (including, in each case, holders of American Depositary Shares representing the Company's shares ("ADSs)) provides that at least one third (and at least two) of the members of the GP Supervisory Board must be independent. Pursuant to the Pooling Agreement, an "independent member" is a member with no substantial business or professional relationship with the Company, the General Partner, FSE KGaA or FMSE or with any affiliate of these companies. In the Pooling Agreement, the Company, the General Partner and FSE KGaA have also agreed that while the Pooling Agreement is in effect, a majority of the independent directors (as defined in the Pooling Agreement) must approve any transaction or contract, or any series of related transactions or contracts, between FSE KGaA, the General Partner or any of their affiliates (other than the Company or its controlled affiliates), on the one hand, and the Company or its controlled affiliates, on the other hand, which involves aggregate payments in any calendar year in excess of EUR 5,000,000 for each individual transaction or contract, or a related series of transactions or contracts, though limitations apply with regards to agreements included in previously approved business plans or budgets.

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The current GP Supervisory Board members are:

•	Michael Sen (Chair);

•	Dr Dieter Schenk (Deputy Chair);

•	Rolf A. Classon;

•	Sara Hennicken;

•	Gregory Sorensen, M.D.; and

•	Pascale Witz.

The GP Supervisory Board has appointed Rolf A. Classon and Gregory Sorensen, M.D., as independent members within the meaning of the Pooling Agreement. Independent within the meaning of this definition is further Pascale Witz.

2.4.1.2	KGaA Supervisory Board

Pursuant to Article 8(1) of FME KGaA's articles of association ("KGaA Articles of Association"), the KGaA Supervisory Board consists of six members who are elected by the Company's general meeting.

The current KGaA Supervisory Board members are:

•	Dr Dieter Schenk (Chair);

•	Rolf A. Classon (Deputy Chair);

•	Gregory Sorensen, M.D.;

•	Dr Dorothea Wenzel;

•	Pascale Witz; and

•	Prof. Dr Gregor Zünd.

Fresenius Medical Care AG & Co. KGaA

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2.4.1.3	Joint Committee

The Company has established the Joint Committee whose composition and competences are provided for in Articles 13a et seqq. of the KGaA Articles of Association. The Joint Committee consists of two members of the GP Supervisory Board designated by the General Partner and two members of the KGaA Supervisory Board elected by the Company's general meeting. The two members from the GP Supervisory Board are Michael Sen (Chair) and Sara Hennicken. The two members from the KGaA Supervisory Board are Dr Dorothea Wenzel (Deputy chair) and Rolf A. Classon. Pursuant to Article 13c of the KGaA Articles of Association, the General Partner needs the Joint Committee's approval for certain measures.

2.4.2	Declaration of compliance (Entsprechenserklärung)

Pursuant to section 278(3) AktG in conjunction with the first sentence of section 161(1) AktG, the General Partner, represented by the GP Management Board, and the KGaA Supervisory Board have to declare annually that the recommendations of the "Regierungskommission Deutscher Corporate Governance Kodex" published by the Federal Ministry of Justice and Consumer Protection (Bundesministerium der Justiz und für Verbraucherschutz) in the official section of the Federal Gazette (Bundesanzeiger) (Deutscher Corporate Governance Kodex) have been and are being complied with or which recommendations have not been or are not being applied and why not (Entsprechenserklärung – "Declaration of Compliance").

The last published Declaration of Compliance of the General Partner and KGaA Supervisory Board from December 2022 as well as past Declarations of Compliance of the General Partner and KGaA Supervisory Board are published on the Company's website (www.freseniusmedicalcare.com/en/investors/corporate-governance/ declaration-of-compliance).

2.5	Share capital, shares and shareholder structure

2.5.1	Share capital and listing

The Company's registered share capital amounts to EUR 293,413,449.00 and is divided into 293,413,449 ordinary bearer shares with no par value (auf den Inhaber lautende Stammaktien ohne Nennbetrag (Stückaktien)) with a notional value of EUR 1.00 in the Company's share capital ("KGaA Shares"). Pursuant to the second sentence of Article 5(2) of the KGaA Articles of Association, there is no claim of the Shareholders to receive share certificates with respect to their individual interest in the Company. Shares of different classes do not exist. Pursuant to Article 17(4) of the KGaA Articles of Association, each KGaA Share grants one vote at the Company's general meeting.

Fresenius Medical Care AG & Co. KGaA

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As of the date of this Report, the Company does not hold any treasury shares (eigene Aktien). Therefore, the total number of voting rights in the Company's general meeting amounts to 293,413,449.

The KGaA Shares are admitted to trading on the regulated market (regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse – "FWB") and simultaneously to the sub-segment thereof with additional post-admission obligations (Prime Standard) and are traded under ISIN DE0005785802 ("FWB Listing"). In addition, the KGaA Shares are included in the open market (Freiverkehr) of stock exchanges in Berlin, Dusseldorf, Hamburg, Hannover, Munich and Stuttgart as well as of Tradegate Exchange. The KGaA Shares are included in the stock indices MDAX, HDAX, CDAX and Prime All Share.

Furthermore, the ADSs are listed and trade on the New York Stock Exchange ("NYSE") under ISIN US3580291066 ("NYSE Listing").

Development of the share price of the KGaA Shares (XETRA)5:

[5]	Source: www.boerse-frankfurt.de

Fresenius Medical Care AG & Co. KGaA

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2.5.2	Authorized capital, conditional capital and further authorizations of the General Partner

2.5.2.1	Authorized Capital 2020/I

Pursuant to Article 4(3) of the KGaA Articles of Association, the General Partner is authorized until August 26, 2025 to increase the share capital of the Company with the approval of the KGaA Supervisory Board by up to a total of EUR 35,000,000.00 for cash by issuing new ordinary bearer shares with no par value on one or more occasions ("Authorized Capital 2020/I"). The number of shares must be increased in the same proportion as the share capital. In principle, the Shareholders have subscription rights. The new shares can also be obtained by a credit institution or a company operating in accordance with the first sentence of section 53(1) or the first sentence of section 53b(1) or section 53b(7) of the German Banking Act (Kreditwesengesetz – "KWG") (financial institution) or a consortium of such credit institutions and/or financial institutions retained by the General Partner with the obligation to offer the shares to the Shareholders for subscription.

However, the General Partner is authorized with the approval of the KGaA Supervisory Board to exclude the Shareholders' subscription rights in order to eliminate fractional amounts from the subscription right.

The General Partner may only exercise the aforementioned authorization to exclude subscription rights to the extent that the proportional amount of the total shares issued subject to an exclusion of subscription rights exceeds 10% of the share capital neither at the time of the Authorized Capital 2020/I coming into effect nor at the time of the exercise of the Authorized Capital 2020/I. If, during the period of validity of the Authorized Capital 2020/I until its utilization, other authorizations on the issuance or on the sale of shares of the Company or the issuance of rights which authorize or bind to the subscription of shares of the Company are exercised and the subscription rights are excluded, such subscription rights will be taken into account with regard to the aforementioned limit.

The General Partner is also authorized with the approval of the KGaA Supervisory Board to determine the further details for the implementation of capital increases from the Authorized Capital 2020/I. Following a total or partial implementation of the increase of the share capital from the Authorized Capital 2020/I, the KGaA Supervisory Board is authorized to amend the wording of the corresponding provisions of the KGaA Articles of Association with respect to the volume of such capital increase.

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2.5.2.2	Authorized Capital 2020/II

Pursuant to Article 4(4) of the KGaA Articles of Association, the General Partner is authorized until August 26, 2025 to increase the share capital of the Company with the approval of the KGaA Supervisory Board by up to a total of EUR 25,000,000.00 for cash and/or contributions in kind by issuing new ordinary bearer shares with no par value on one or more occasions ("Authorized Capital 2020/II"). The number of shares must be increased in the same proportion as the share capital. In principle, the Shareholders have subscription rights. The new shares can also be obtained by a credit institution or a company operating in accordance with the first sentence of section 53(1) or the first sentence of section 53b(1) or section 53b(7) KWG (financial institution) or a consortium of such credit institutions and/or financial institutions retained by the General Partner with the obligation to offer the shares to the Shareholders for subscription.

However, the General Partner is authorized with the approval of the KGaA Supervisory Board to exclude the Shareholders' subscription rights in the following cases:

•	in the case of one or more capital increases for contributions in kind for the purpose of acquiring companies, parts of companies, interests in companies or other assets, or

•	in the case of one or more capital increases for cash if the issue price for the shares does not significantly fall below the stock exchange price of the shares already listed and the proportionate amount of the share capital of the Company attributable to the shares issued with exclusion of subscription rights exceeds 10% of the share capital neither at the time of the Authorized Capital 2020/II coming into effect nor at the time of the use of the Authorized Capital 2020/II. To be set off against this limitation is the proportionate amount of share capital attributable to new shares or treasury shares previously acquired by the Company which are issued or sold during the period of validity of the Authorized Capital 2020/II with exclusion of subscription rights in direct, analogous or corresponding application of the fourth sentence of section 186(3) AktG and the proportionate amount of the share capital attributable to shares issued or to be issued to satisfy option or conversion rights or discharge option or conversion obligations from bonds, if the bonds are issued during the period of validity of the Authorized Capital 2020/II with exclusion of subscription rights in analogous application of the fourth sentence of section 186(3) AktG.

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The General Partner may only exercise the aforementioned authorizations to exclude subscription rights to the extent that the proportional amount of the total shares issued subject to an exclusion of subscription rights exceeds 10% of the share capital neither at the time of these authorizations coming into effect nor at the time of the exercise of these authorizations. If, during the period of validity of the Authorized Capital 2020/II until its utilization, other authorizations on the issuance or on the sale of shares of the Company or the issuance of rights which authorize or bind to the subscription of shares of the Company are exercised and the subscription rights are excluded, such subscription rights will be taken into account with regard to the aforementioned limit.

The General Partner is also authorized with the approval of the KGaA Supervisory Board to determine the further details for the implementation of capital increases from the Authorized Capital 2020/II. Following a total or partial implementation of the increase of the share capital from the Authorized Capital 2020/II, the KGaA Supervisory Board is authorized to amend the wording of the corresponding provisions of the KGaA Articles of Association with respect to the volume of such capital increase.

2.5.2.3	Conditional Capital

Pursuant to Article 4(5) of the KGaA Articles of Association, the capital of the Company is conditionally increased by up to EUR 8,956,675.00 by the issuance of up to 8,956,675 new ordinary bearer shares with no par value ("Conditional Capital"). The Conditional Capital increase will be implemented only to the extent that options have been issued in accordance with the Stock Option Program 2011 under the resolution of the Company's general meeting of May 12, 2011, the holders of options exercise their right and the Company for the satisfaction of the options does not grant any of its own shares, for the granting and processing of options of members of the GP Management Board, the GP Supervisory Board is exclusively competent. The new ordinary bearer shares with no par value participate in profits from the beginning of the fiscal year in which they are issued.

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On the basis of the Stock Option Program 2011, the options could be issued for the last time in the fiscal year 2015 and can be exercised for the last time in December 2023 if the exercise requirements are met.

2.5.2.4	Authorization to purchase and use treasury shares

The Company's annual general meeting on May 20, 2021 authorized the Company until the expiration of May 19, 2026 to purchase and use treasury shares up to a maximum amount of 10% of the share capital existing at the time of the general meeting's resolution. For further information, reference is made to agenda item 7 of the Company's invitation to the Company's annual general meeting on May 20, 2021, which has been published in the Federal Gazette on April 7, 2021 (see also under www.freseniusmedicalcare.com/en/agm/archive). No use has been made of the authorization to date.

2.5.2.5	No authorization of the General Partner to issue bonds with warrants, convertible bonds, profit participation rights, profit participating bonds or a combination of these instruments

The General Partner is not authorized to issue bonds with warrants, convertible bonds, profit participation rights, profit participating bonds or a combination of these instruments.

2.5.3	Shareholder structure

Based on (i) the voting rights notifications pursuant to sections 33 et seqq. of the German Securities Trading Act (Wertpapierhandelsgesetz – "WpHG") published by the Company until the date of this Report and (ii) other available information, the following notifying persons directly and/or indirectly hold 3% or more of the Company's total number of voting rights pursuant to section 41 WpHG amounting to 293,413,4496:

[6]	Based on notification of total number of voting rights, published by the Company on June 30, 2022.

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Notifying person	Share of voting rights (in %)[7]
FSE KGaA[8]	32.17
Richard Pzena[9]	5.20
Dodge & Cox[10]	5.03
BlackRock, Inc.[11]	3.19
Harris Associates Investment Trust[12]	3.01
Harris Associates L.P.[13]	3.00
Dodge & Cox International Stock Fund[14]	3.00
Free float	45.40
TOTAL	100.00

As the sole shareholder of the General Partner, FSE KGaA is barred from voting its KGaA Shares on certain matters in the general meeting of FME KGaA. However, FSE KGaA has sole power to elect the GP Supervisory Board members which, in turn, appoint the GP Management Board members. The GP Management Board is responsible for managing FME KGaA's business. Therefore, FSE KGaA can exercise controlling influence (also in accordance with IFRS 10) over FME KGaA through its ownership of the General Partner, even though it owns less than a majority of the KGaA Shares.

Neither the GP Management Board members nor the GP Supervisory Board members nor the KGaA Supervisory Board members directly or indirectly hold, individually or in aggregate, KGaA Shares and/or ADSs corresponding to 1% or more of the Company's share capital and voting rights.

[7]	Instruments pursuant to section 38 and section 39 WpHG have not been taken into account.
[8]	The Company has been informed that as of May 11, 2023, FSE KGaA owned 94,380,382 KGaA Shares.
[9]	Voting rights notification of Richard Pzena, published by the Company on October 31, 2022.
[10]	Voting rights notification of Dodge & Cox, published by the Company on December 20, 2022.
[11]	Voting rights notification of BlackRock, Inc., published by the Company on April 28, 2023.
[12]	Voting rights notification of Harris Associates Investment Trust, published by the Company on March 6, 2023.
[13]	Voting rights notification of Harris Associates L.P., published by the Company on December 22, 2022.
[14]	Voting rights notification of Dodge & Cox International Stock Fund, published by the Company on January 9, 2023.

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2.6	Employees and co-determination

As of March 31, 2023, FME Group employed 125,231 employees (headcount).

Neither the Company nor the General Partner is currently subject to corporate co-determination because (i) the General Partner has no employees, (ii) the Company (excluding the other companies of FME Group) has less than 500 employees and thus does not exceed the threshold for mandatory co-determination pursuant to the German One-Third Participation Act (Drittelbeteiligungsgesetz or DrittelbG) by itself, and (iii) the German-based employees of FME Group are currently attributed to FSE KGaA for the purpose of the supervisory board co-determination. Through the attribution, employees of FME Group are represented in the supervisory board of FSE KGaA, which comprises six shareholder representatives and six employee representatives. One employee of FME Group is an employee representative on the supervisory board of FSE KGaA.

FSE Group has a group wide works council structure in Germany with several (cross-company) site works councils, a general works council (Gesamtbetriebsrat), an economic committee built on the level of the general works council (Wirtschaftsausschuss), and various topic-specific committees. This works council structure also includes FME Group's employees. In addition to cross-company site works councils, there are local works councils at individual companies of FME Group, that are set up in accordance with the operational structure of the German Works Constitution Act (Betriebsverfassungsgesetz– "BetrVG").

FSE Group has a cross-company speaker committee (Sprecherausschuss) in Germany, which represents the executive employees of FSE Group as well as FME Group.

Furthermore, a European Works Council (Europäischer Betriebsrat – "EWC") has been established at FSE KGaA, which also represents the employees of FME Group within the European Economic Area ("EEA"). The members of the EWC also include employees of FME Group.

FME KGaA is a member of the Employers' Association of the Chemical and Allied Industries for the State of Hessen (Arbeitgeberverband Chemie und verwandte Industrien für das Land Hessen e.V. – "AGV Hessen") and, as a member of AGV Hessen, is subject to the normative collective bargaining coverage (normative Tarifbindung).

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3.	Overview of the Conversion and of its economic and legal reasons

3.1	Overview and background of the Conversion

Under agenda item 1 of the EGM, the General Partner and the KGaA Supervisory Board propose to the EGM to resolve the Conversion, i.e. the change of the Company's legal form from a KGaA into an AG with the legal name "Fresenius Medical Care AG". This proposal is based on the following considerations:

3.1.1	Complexity of current corporate governance of FME Group

FME Group currently forms a business segment within the FSE Group. Both the Company and FSE KGaA are organized in the legal form of a KGaA, each having a general partner in the legal form of another corporation. In this respect, there are a total of four supervisory boards as well as a large number of mutual legal connections and dependencies. Accordingly, the existing group structure of the FSE Group and the associated legal and factual regulatory framework for the management and supervision of the Company (so-called corporate governance) are very complex.

The current corporate governance of FME Group can be (simplified) illustrated as follows:

Supervisory Board of FMSE
elects
General Meeting of FMSE
appoints
Management Board of FMSE
controls
Supervisory Board of FSE KGaA
elects
General Meeting of FSE KGaA
manages
FSE KGaA
ca. 32%
ca. 68%
Freefloat
100%
General Meeting of FME KGaA
General Meeting of the General Partner
elects
KGaA Supervisory Board
elects
controls
GP Supervisory Board
appoints
GP Management Board
manages
FME KGaA

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3.1.2	Effects of full consolidation of FME Group in FSE KGaA's consolidated financial statements

As the General Partner's sole shareholder, FSE KGaA elects the members of the GP Supervisory Board which, in turn, appoints the members of the GP Management Board. Through this corporate governance structure, FSE KGaA has rights that give it the ability to direct the relevant activities that significantly affect the earnings of the Company. Therefore, the Company is fully consolidated in the consolidated financial statements of FSE Group in accordance with IFRS 10.

Full consolidation of FME Group into FSE KGaA's consolidated financial statements has meant that the two groups are considered to be intertwined from a financial presentational perspective which may not provide optimal transparency for investors. FME Group has a disproportionate weight in the consolidated financial statements of FSE KGaA given full consolidation even though FSE KGaA only holds around 32.2% of the KGaA Shares. As a consequence, the business performance of the FME Group may have an impact on the value of the shares of FSE KGaA which is greater than if the FME Group were accounted for by FSE KGaA as an associate using the equity method.

3.1.3	Analysis of options for Deconsolidation of FME Group

In order to address these issues, FSE KGaA has considered various steps to improve the transparency of its financial results and to simplify its group structure, including the Deconsolidation of FME Group. As a result of the Deconsolidation, FME Group would no longer be fully consolidated in FSE KGaA's consolidated financial statements, but the 32.2% shareholding of FSE KGaA in the Company would be recognized in accordance with IAS 28 under the equity method of accounting. As detailed by the Company in its annual report for fiscal year 2022, FME Group has experienced economic challenges in the recent past as a result of, inter alia, the adverse impact of COVID-19 (including an increased patient mortality), unprecedented labor cost increases, and general global inflationary pressure. Because FME Group is currently fully consolidated in the consolidated financial statements of FSE KGaA, FSE KGaA's results have been adversely impacted by the above-mentioned developments of FME Group.

Beginning in late 2022, FSE KGaA and the Company analyzed, together with external financial and legal advisers, the feasibility and options to deconsolidate the FME Group from the FSE Group and the implications of a deconsolidation on the Company and FME Group. As a result of this analysis, FSE KGaA and the Company concluded that the Deconsolidation by way of the Conversion presented the best option for the further development of FME Group. The General Partner believes that the Conversion – also taking into account the existing rights of the Shareholders – is in the overall best interests of the Company and its stakeholders. The General Partner also believes the Conversion would simplify the Company's governance structure and allow it to devote more time, resources and attention to FME Group's own issues and objectives which include maintaining and improving its position as the world's leading provider of products and services for individuals with renal diseases (based on publicly reported revenue and number of patients treated).

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3.2	Reasons for the Conversion

The General Partner has identified the following key reasons to pursue the Conversion:

3.2.1	Simplification of the Company's corporate governance

The objective of the Conversion is to separate the FME Group from the FSE Group and, thereby, to simplify the Company's corporate governance. The Company does not have its own management board to date. Its business is instead managed by the General Partner. The General Partner itself has a management board, a supervisory board and a general meeting. In addition, the Company has a supervisory board, a general meeting as well as a joint committee. Currently, certain measures of the Company which require approval are subject to discussions by up to four supervisory boards, including the supervisory board of FSE KGaA and the supervisory board of FMSE, and/or the Joint Committee (see section 3.1.1 above).

The Conversion would lead to a significant simplification of the Company's corporate governance. On the level of the Company, the current complex KGaA structure with its several corporate bodies would be replaced by the much simpler two-tier board system of an AG which is also the common corporate form for German listed companies. After the Conversion, the Company would only have the three statutory corporate bodies of an AG, i.e. the management board, the supervisory board and the general meeting. Decisions of the management board of FME AG ("AG Management Board") which require approval would need to be discussed and resolved only by the supervisory board of FME AG ("AG Supervisory Board"). This should result in a more agile corporate governance of the Company and ultimately more efficient and faster operative and strategic decisions.

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3.2.2	Improvement of decision-making processes

Currently, a significant amount of time and resources is spent on aligning decisions at the level of the Company and the FME Group with the interests of the FSE Group. Specifically, this concerns the business direction, strategy, financing (structure) and the capital allocation of the FME Group. FSE KGaA controls the Company and exercises influence also at the operational level (e.g., with respect to compliance, financial reporting, environmental, social and governance ("ESG"), supply chain control). As the parent company of a de facto group (faktischer Konzern) pursuant to sections 311 et seqq. AktG, FSE KGaA has an influence on the Company which results in a certain degree of alignment within the FSE Group. Therefore, significant time and resources of the GP Management Board members and other executives of the Company are spent on reporting requirements for FSE KGaA (e.g., preparing information documents for FMSE's management board and information required by FSE KGaA to be included in its financial statements and financial reports, participating in FSE KGaA budget meetings, aligning communication, ESG approach and other matters) due to the Company's status as a member of the FSE Group. In addition, the Company as the controlled company of the de facto group must prepare an annual dependency report (Abhängigkeitsbericht) pursuant to section 312 AktG. This dependency report must include all legal transactions that the controlled company has entered into with the controlling enterprise or with an enterprise affiliated with the controlling enterprise, or at the instigation or in the interests of these enterprises, in the course of the fiscal year expired, as well as all other measures it has taken or refrained from taking at the instigation or in the interests of these enterprises in the course of the fiscal year expired. Since these matters require a significant amount of the management's attention, the Company – as is typical for group structures – is constrained to a certain extent compared to a non-controlled company.

The Conversion would reduce the alignment needs between FME Group and FSE Group freeing up significant management resources. This would enable the AG Management Board (and other Company executives) to devote their full time and business efforts solely to the Company and its business. FME AG could make more efficient and faster operational and strategic decisions, as only the AG Management Board and the AG Supervisory Board would decide independently on FME Group matters. This is expected to allow more operational and strategic flexibility for FME Group, in particular with regard to the examination and orientation of future business policy and the perception of market opportunities. In addition, certain interconnections between FME Group and FSE Group at the operational level, which – as far as possible and reasonable – will be continued for a transitional period through transitional services agreements, will in the near future be replaced by other standard market solutions, some of which may be more cost-efficient and tailored to the needs of FME Group. Capital requirements of FME Group could also be better addressed without having to consider FSE KGaA's interests in parallel (see section 3.2.4 below).

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While FSE KGaA would continue to have influence through its share ownership (and through its rights under the AG Articles of Association to appoint up to two shareholder representatives to the AG Supervisory Board and to dismiss those two members (see section 3.2.3 below)), the influence of Shareholders other than FSE KGaA or companies affiliated with FSE KGaA ("Outside Shareholders") would increase due to the Conversion (as described below).

3.2.3	Increased influence of the Outside Shareholders on the composition of the Company's management

Currently, the Company is managed by the GP Management Board, whose members are appointed by the GP Supervisory Board. The KGaA Supervisory Board, whose members are elected by the Shareholders at the general meeting, has no influence on the composition of the GP Management Board.

After the Conversion, the members of the AG Management Board will be appointed by the AG Supervisory Board, which will consist of twelve members, six members representing the shareholders of FME AG and six members elected by the employees of FME Group pursuant to the German Co-Determination Act (Mitbestimmungsgesetz – "MitbestG").

Under the proposed AG Articles of Association, FSE KGaA will have the right to appoint up to two of the six shareholder representatives (i.e., up to two out of the twelve members of the total supervisory board) of the AG Supervisory Board and also to dismiss those appointed shareholder representatives (Entsendungsrecht – "Appointment Right"). The possibility of granting such Appointment Right is explicitly provided for by sections 101(2), 103(2) AktG. The articles of association of other large German listed companies with a comparable shareholder structure provide for an appointment right as well (e.g., Volkswagen AG with an appointment and dismissal right for the benefit of Lower-Saxony; thyssenkrupp AG with an appointment and dismissal right for the benefit of the Alfried Krupp von Bohlen und Halbach-Stiftung; Merck KGaA with an appointment and dismissal right for the benefit of E. Merck Beteiligungen KG; Sixt SE with an appointment and dismissal right for the benefit of Erich Sixt). The Appointment Right depends on FSE KGaA's relative shareholding in the Company: For as long as FSE KGaA holds 30% or more of the Company's share capital, it is entitled to appoint two of the six shareholder representatives to the AG Supervisory Board. For as long as it holds at least 15% (but less than 30%) of the Company's share capital, it is entitled to appoint one of the six shareholder representatives to the AG Supervisory Board. If FSE KGaA's holding of share capital in the Company falls below the aforementioned thresholds but if FSE KGaA thereafter again satisfies the shareholding conditions, FSE KGaA will be permitted to exercise the Appointment Right again as provided in the AG Articles of Association. Like the AG Supervisory Board members who are elected by the general meeting of FME AG, the AG Supervisory Board members appointed by FSE KGaA on the basis of the Appointment Right are bound solely by FME AG's best interests. Irrespective thereof, FSE KGaA as the Company's largest shareholder has by nature a high interest in the successful economic development of FME AG. The Appointment Right can furthermore be regarded as an expression of FSE KGaA's close relationship with the Company and its continued commitment to fostering the Company's business as its largest shareholder.

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All other shareholder representatives of the AG Supervisory Board would be elected by the Company's shareholders (including FSE KGaA) at the general meeting by a simple majority of the votes cast. The Chair of the AG Supervisory Board (who, in the case of a tie in the AG Supervisory Board has two votes in a new vote on the same matter if this also results in a tie) will be elected by the AG Supervisory Board. With a view to the current shareholding of FSE KGaA, the General Partner expects that the Chair of the AG Supervisory Board will be Michael Sen, a representative of FSE KGaA; however, the decision to appoint the Chair will solely be made by the AG Supervisory Board. In addition, FSE KGaA would continue to have influence through its shareholdings and certain rights under statutory law as well as under the AG Articles of Association for as long as it holds the required percentage share in the Company's share capital.

While FSE KGaA will continue to have influence on the Company through its share ownership and the Appointment Right, the influence of Outside Shareholders will be increased by the Conversion as a result of the ability of the Company's shareholders (including FSE KGaA) to elect at least four of the six shareholder representatives of the AG Supervisory Board, which has materially more rights compared to the KGaA Supervisory Board. Unlike the KGaA Supervisory Board with respect to the GP Management Board, the AG Supervisory Board appoints and dismisses the AG Management Board members, determines their remuneration, and can make certain decisions of the AG Management Board subject to its approval.

3.2.4	Improving the independent determination of the financing strategy

In recent years, it was necessary for the Company to align in particular its financing strategy with the interests of the FSE Group. For example, the Company did not access the equity capital markets (i.e., the Company neither implemented any equity capital measures or equity-linked instruments nor granted share-based, equity-settled management incentive plans, other than management incentive plans using virtual shares), as the issuance of new KGaA Shares, in particular in the context of capital increases without subscription rights, would have diluted FSE KGaA's interest in the Company and, depending on the size of the issuance, could even have led to an exit of the General Partner under the KGaA Articles of Association (and subsequently to a potential change of control as defined in the stipulations of material financing agreements of the Company).

The Conversion would presumably provide the Company with more flexibility in this respect. In the legal form of an AG, the AG Management Board should have more flexibility in establishing and executing its own financing strategy more independently and with significantly less consideration of FSE KGaA's interests or capital requirements (even though FSE KGaA would continue to have influence on such decisions as the Company's largest shareholder since it could – depending on its shareholding and the required majority – prevent resolutions which require the approval of the general meeting). This would increase the Company's flexibility in seeking financing options, although the attractiveness of various financing options would continue to depend upon numerous factors including movements in the share price of the AG Shares (as defined below), interest rates and general market conditions.

3.3	Impact of the Conversion on the Company's share price

Following press reports, the Company published an ad hoc notification on February 9, 2023 confirming that FSE KGaA is reviewing the Deconsolidation and that this review includes a potential change of the legal form of the Company to an AG. Compared to the closing price (XETRA) of the KGaA Share on February 8, 2023 of EUR 36.81, the share price of the KGaA Share slightly declined by around 3% to EUR 35.74 (closing price (XETRA) of the KGaA Share on February 9, 2023).

Fresenius Medical Care AG & Co. KGaA

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On February 21, 2023, the Company announced in an ad hoc notification that the GP Supervisory Board approved the GP Management Board's resolution to initiate concrete plans for the Conversion and that the KGaA Supervisory Board took note with approval of the resolutions mentioned before. The Company further announced that it is intended to convene the EGM which shall resolve the Conversion at the beginning of the third quarter 2023. Compared to the closing price (XETRA) of the KGaA Share on February 21, 2023 of EUR 37.16, the share price of the KGaA Share increased by around 7.3% to a six-month high of EUR 39.88 (closing price (XETRA)) on February 22, 2023. Afterwards, the share price of the KGaA Share increased to EUR 40.21 (closing price (XETRA)) on June 1, 2023, which is above the share price of the KGaA Share of EUR 36.81 on the day before the first ad hoc notification dated February 9, 2023.

Therefore, in the General Partner's opinion, the capital market has reacted positively to the announcement of the Conversion. Furthermore, there are good reasons to assume that the Conversion will also have a positive impact on the share price of the KGaA Share in the future. Some Shareholders criticize the current corporate governance of the Company. In addition, potential investors may have decided against an investment in FME KGaA so far because the Shareholders have limited rights in the current legal form and, especially, no (indirect) influence on the appointment of the GP Management Board members. Although it is not possible to separate the Conversion from various other internal and external factors influencing the share price of the KGaA Share, the General Partner believes that the capital market would welcome the increasing influence of the Outside Shareholders in FME AG.

In addition, the Company intends to further support the capital market's acceptance of the Conversion through appropriate measures, especially in the areas of investor relations and public relations.

3.4	Appropriateness of the participation ratio

The Shareholders who hold KGaA Shares at the time of the registration of the Conversion with the Commercial Register will hold the same number of ordinary bearer shares with no par value of FME AG ("AG Shares") as previously held in FME KGaA. The Shareholders will receive AG Shares at a ratio of 1:1, i.e. they receive one AG Share for each KGaA Share, whereby each AG Share – as currently each KGaA Share – represents a notional value of EUR 1.00 in the Company's share capital. This conversion ratio is appropriate since the respective proportional participation of a Shareholder in the share capital of the Company remains unchanged.

Fresenius Medical Care AG & Co. KGaA

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3.5	Effects of the Conversion on the rights of the Shareholders

Upon completion of the Conversion, the Shareholders will become shareholders of FME AG. The Conversion will entail changes to the Shareholders and their respective rights. For a detailed description of the effects of the Conversion on shareholder rights and a comparison of such rights prior to and after the Conversion, see section 6.4 below.

3.6	Effects of the Conversion on affiliated companies (verbundene Unternehmen) within the meaning of section 15 AktG

Although FSE KGaA owns less than a majority of the KGaA Shares, it can currently exercise de facto management control over FME KGaA through its ownership of the General Partner. Following the Conversion, FSE KGaA would no longer control FME AG in accordance with IFRS 10. As a result, FSE KGaA would no longer fully consolidate the financial results of FME Group with its own, which in FSE KGaA's view is expected to increase the transparency of its own operating results.

Assuming that its share of around 32.2% in the Company would, based on previous shareholder attendance rates, also not give FSE KGaA a de facto majority in the Company's general meeting in the future, FSE KGaA would no longer control FME AG within the meaning of sections 17, 18(1) AktG following the Conversion. As a result, sections 311 et seqq. AktG which govern de facto groups would cease to apply to the relationship between the Company and FSE KGaA. Specifically, there would be no obligation to prepare and review an annual dependency report in accordance with section 312 AktG (see section 3.2.2 above).

3.7	Further effects of the Conversion on FME Group

The Conversion will also have certain further operational, financial and tax effects on FME Group, the details of which are described under section 5 below.

3.8	Alternatives to the Conversion

The General Partner has dealt extensively with potential alternatives to the Conversion. It has also carefully assessed and weighted the advantages and disadvantages of the Conversion. As a result of this assessment, the General Partner does not see any alternative that would serve the interests of the Company and its stakeholders in a comparable manner.

Fresenius Medical Care AG & Co. KGaA

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3.8.1	Change of legal form into an SE

The General Partner assessed the alternative of a change of legal form into an SE with its registered office in Germany. This would require a two-step approach as a KGaA cannot be converted directly into an SE. In a first step, the Company would be converted into an AG and, in a second step, the AG would be converted into an SE. To keep the interim stage of the legal form of an AG as short as possible, the resolutions on both changes of legal form could be adopted in the same general meeting (so-called "back-to-back chain conversion" (Kettenformwechsel)). However, the structure of a "back-to-back chain conversion" is – to the General Partner's knowledge – untested with listed companies in Germany and is associated with legal complexities and execution risks. Moreover, the legal form of an SE with a two-tier board system is widely identical to that of an AG. Therefore, the General Partner does not see relevant advantages of the legal form of an SE which outweigh such execution risks.

3.8.2	Purchase of the General Partner by the Company

In addition, the General Partner assessed the alternative of an acquisition of the shares in the General Partner by the Company. In this case, the Company would continue to exist as a so-called "unified KGaA" (Einheits-KGaA), in which all shares in the General Partner would be held by the Company itself. The Company's rights as the sole shareholder of the General Partner would be exercised by the KGaA Supervisory Board. Pursuant to Article 6(5) of the KGaA Articles of Association, the Company's next general meeting would then decide about a change of legal form into an AG. To continue the KGaA structure, a shareholders' committee could be created by amending the articles of association. Such shareholders' committee would then be responsible for the appointment of the GP Supervisory Board members. Such acquisition of the General Partner by the Company, however, would be considered a change of control under the stipulations of material financing agreements of the Company. In addition, it would not reduce the complexity of the current corporate governance structure to the same extent.

3.8.3	Causing the exit of the General Partner from FME KGaA

Furthermore, the General Partner assessed the alternative of its exit from FME KGaA. The General Partner has the statutory right to withdraw from its position as the Company's sole general partner pursuant to section 132 of the German Commercial Code (Handelsgesetzbuch – "HGB") by giving termination notice to the KGaA Supervisory Board. Such notice of termination is only permitted with effect as of the end of a fiscal year with a six months' notice period (i.e., by the end of the fiscal year ending December 31, 2023 at the earliest). If the General Partner withdraws as general partner from the Company, the KGaA Supervisory Board is entitled and obligated to admit a wholly-owned subsidiary of the Company as new general partner to the Company (first sentence of Article 6(4) of the KGaA Articles of Association), which would – as in the case of an acquisition of the General Partner – also result in a so-called "unified KGaA" with the above-mentioned consequences (see section 3.8.2 above).

Fresenius Medical Care AG & Co. KGaA

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3.8.4	Temporary suspension of control by way of an agreement to suspend control (Entherrschungsvertrag)

The General Partner also assessed the alternative of an agreement to suspend control between the General Partner and FSE KGaA. Such an agreement could oblige FSE KGaA not to exercise voting rights in the General Partner's general meeting in certain cases, in particular in elections of GP Supervisory Board members, or to only exercise its voting rights based on instructions of a third party, e.g., the KGaA Supervisory Board. The General Partner however considers this alternative to be less favorable than the Conversion since it (i) would only be of a temporary nature and (ii) involves the risk of being considered a change of control under material financing agreements of the Company.

3.8.5	Conclusion by the General Partner

The General Partner recognizes that it is the fundamental right of FSE KGaA as a Shareholder of the Company and sole shareholder of the General Partner to deconsolidate FME Group and to take measures resulting in the Deconsolidation unilaterally. To protect the Company from potentially disadvantageous effects of such a unilateral Deconsolidation, the General Partner has, in the Company's best interests, identified the Conversion as the preferred option for the Deconsolidation. This offers the Company the opportunity to actively structure the process jointly with FSE KGaA.

After careful consideration of all other options available to achieve the Deconsolidation, the Conversion remains the most favorable for the Company compared to its alternatives since all these alternative options would have significant adverse effects on the Company and the FME Group.

The Conversion has been identified as the option which has the lowest execution risk and as an option that has no significant impact on the Company's current financing agreements. In contrast to that, a purchase of the General Partner from FSE KGaA, an exit of the General Partner from the Company outside of a change of legal form or an agreement to suspend control could be qualified as a change of control under the stipulations of material financing agreements. Such change of control would have a highly detrimental effect on the Company and the FME Group if it resulted in a ratings decline and the need to refinance significant amounts of debt in a deteriorating interest rate environment. The change of legal form from a KGaA into an SE would require a more complex two-step approach as a KGaA cannot be converted directly into an SE. There were no material advantages identified to converting to an SE that would outweigh the increased complexity and execution risk of such a transaction.

Fresenius Medical Care AG & Co. KGaA

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The alternatives to the Conversion would, therefore, increase costs, risks (including possible change of control and refinancing risks) and the complexity of the Deconsolidation significantly while offering only limited benefits compared to the Conversion.

3.9	Assessment of the Conversion by the General Partner

The General Partner has made the principal assessment that the Conversion is in the best interests of the Company and its stakeholders, including the Outside Shareholders.

In reaching this assessment, the General Partner considered (i) the significant simplification of the Company's corporate governance, (ii) the greater opportunities this new structure could provide for shaping the future strategic direction of the Company compared to remaining in the current group structure, where the Company is subject to FSE KGaA's control (in accordance with IFRS 10) and influence on an operative level due to German legal requirements applying to group companies in general (e.g., with respect to compliance, ESG, financial reporting and supply chain control), and (iii) the strengthening of the rights of the Outside Shareholders, in particular, through the election of at least four of the six shareholder representatives to the AG Supervisory Board, which is a significantly more influential body in the new corporate governance of the Company than the KGaA Supervisory Board.

The General Partner considered the costs associated with the Conversion from an administrative and a carve-out perspective. Even though there would be costs attached to the Conversion, most of the costs would be of a one-time nature, while a smaller portion would be recurring. Against those costs, the benefits from the Conversion would be permanent.

Fresenius Medical Care AG & Co. KGaA

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In reaching its decision to implement the Conversion and request that the Shareholders approve the same at the EGM, the General Partner also considered certain other effects of the Conversion on FME Group and the Shareholders, including those set out in section 5 below.

In summary, the General Partner concluded that the future advantages associated with the Conversion significantly outweigh its (potential) disadvantages and on that basis resolved to propose to the Shareholders to resolve the Conversion at the EGM.

3.10	Assessment of the Conversion by the independent members of the Supervisory Boards

The GP Supervisory Board approved the GP Management Board's resolution to implement the plans for the Conversion and the KGaA Supervisory Board has taken note with approval of the resolutions by the GP Management Board and the GP Supervisory Board. These decisions were taken by the Supervisory Boards members who do not hold management board or supervisory board mandates at the FSE KGaA level ("Independent Members"), while those members who also hold FSE KGaA or FMSE mandates abstained from voting.

For purposes of the determinations made by the Supervisory Boards with respect to the Conversion proposal, Rolf A. Classon, Gregory Sorensen, M.D., Pascale Witz, Dr Dorothea Wenzel and Prof. Dr Gregor Zünd are considered to be Independent Members (for the composition of the Supervisory Boards, see sections 2.4.1.1(b) and 2.4.1.2 above). Neither Michael Sen nor Sara Hennicken, who both are members of the GP Supervisory Board and the management board of FMSE, took part in the resolutions of the GP Supervisory Board in relation to the Conversion. Dr Dieter Schenk who is also a member of the supervisory board of FMSE refrained from voting on the decision in relation to the Conversion as well.

To make their decisions, the Independent Members independently assessed whether the Conversion is in the best interest of the Company and the Outside Shareholders. They carefully assessed the effects of the Conversion, with a particular focus on the potential risks for the Company and the Outside Shareholders. In addition, the Independent Members requested information from the GP Management Board regarding the impact the Conversion would have on the Company.

Fresenius Medical Care AG & Co. KGaA

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In making this assessment, the Independent Members focused on a number of factors including (i) the Conversion would significantly simplify the Company's corporate governance, (ii) the Outside Shareholders would have the right to vote on the election of at least four of six shareholder representatives to the AG Supervisory Board and to potentially elect such members against the votes of FSE KGaA if the relevant majorities are met in the general meeting, which the Independent Members considered as a significant improvement in the level of influence of the Outside Shareholders as compared with the current arrangements, (iii) that FME AG's management would be able to devote significantly more time and resources to issues of importance to FME AG and less to alignment with FSE KGaA, (iv) notwithstanding FSE KGaA's Appointment Right, FSE KGaA's position, while influential, would no longer constitute control over FME AG and (v) that – even if the Conversion would not be supported by the Company – FSE KGaA would nevertheless have the right to deconsolidate the FME Group, including in ways that would bring disadvantages for the FME Group.

The Independent Members' support of the implementation of the Conversion also considers the Appointment Right of FSE KGaA. The Appointment Right was deemed appropriate with a view to FSE KGaA's stake of around 32.2% providing good reasons for FSE KGaA to claim adequate representation on the AG Supervisory Board. The Appointment Right would be reduced to one member of the AG Supervisory Board if FSE KGaA's ownership of FME AG's shares should decline to less than 30% and there would be no appointment right if its ownership declines to less than 15% (whereby the Independent Members have recognized that FME AG would have no influence on FSE KGaA's decisions with respect to the amount of its shareholdings in FME AG). The Independent Members also took note of the fact that also other large German listed stock corporations with a comparable shareholder structure have provisions in their articles of association which provide for an appointment right.

The Independent Members concluded, after considering the advantages and (potential) disadvantages that the advantages of the Conversion significantly outweighed any (potential) disadvantages and therefore that the proposed Conversion is in the best interests of the Company and its Outside Shareholders. On this basis, the Independent Members in the KGaA Supervisory Board decided to propose to the Shareholders to resolve the Conversion at the EGM.

Fresenius Medical Care AG & Co. KGaA

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4.	Explanation of the Conversion and the Conversion Resolution

4.1	Procedure of the Conversion

The Conversion is implemented by way of a change of legal form in accordance with sections 190 et seqq. and sections 238 et seqq. UmwG. It will become effective upon its registration with the Commercial Register. After registration with the Commercial Register, the Company will continue to exist in the legal form of an AG as determined in the Conversion Resolution. The stipulations requiring a compensation offer (Abfindungsangebot) to the shareholders in the case of a change of legal form (sections 207 to 212 UmwG) are not applicable to a change of legal form from a KGaA to an AG (section 250 UmwG). The Conversion Resolution sets out the further details of the Conversion. The proposed Conversion Resolution is attached to this Report as part of the agenda of the EGM (agenda item 1) in Annex 1.

4.2	Key legal steps of the Conversion

Pursuant to the first sentence of section 193(1) UmwG, the legal basis for the Conversion is the Conversion Resolution. The draft of the Conversion Resolution must however first be submitted to the competent works council at least one month before the EGM (section 194(2) UmwG) (see section 4.3.13.12 below). This shall ensure that the works council can take note of the description of the consequences of the Conversion for the employees and their representative bodies contained in the Conversion Resolution.

The Conversion Resolution requires notarization (first sentence of section 193(3) UmwG) and a majority of at least 75% of the share capital represented at the time of the resolution at the EGM (first sentence of section 240(1) UmwG). The KGaA Articles of Association do not provide for a larger or lower majority (see the second sentence of section 240(1) UmwG). Pursuant to the first sentence of section 243(1) UmwG in conjunction with the first sentence of section 218(1) UmwG, the AG Articles of Association must be adopted in the Conversion Resolution.

FSE KGaA, which currently holds around 32.2% of the share capital and voting rights in the Company, intends to vote in favor of the Conversion Resolution proposal.

Furthermore, the General Partner must approve the Conversion (first sentence of section 240(3) UmwG). This approval is required because the General Partner will exit the Company upon effectiveness of the Conversion (see section 247(2) UmwG) and should not lose its position against its will. The consent, which may be granted before and after the EGM, must be notarized either in the minutes of the EGM or in a deed of appendix (first sentence of section 193(3) UmwG). In addition, the General Partner assumes the position of the founder with respect to the application of the founding provisions (Gründungsvorschriften) of the AktG (first sentence of section 245(3) UmwG).

Fresenius Medical Care AG & Co. KGaA

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After the Conversion Resolution of the EGM and the approval of the General Partner as well as after the preparation of the formation report and the performance of the formation audit, the General Partner, represented by the GP Management Board, will file the Conversion for registration with the Commercial Register pursuant to section 246(1) UmwG. In the commercial register application, the General Partner, represented by the GP Management Board, must declare that an action against the effectiveness of the Conversion Resolution has not been brought or has not been brought in due time or that such action has been dismissed or withdrawn with final effect (so-called "negative declaration (Negativerklärung)" pursuant to sections 198(3) and 16(2) UmwG). If the commercial register application does not include a negative declaration, the Conversion will not be registered with the Commercial Register (so-called "register block (Registersperre)"). Pursuant to section 195(2) UmwG, an action against the effectiveness of the Conversion Resolution may not be based on the fact that the numbers of AG Shares determined in the Conversion Resolution is too low or that the membership is not an equivalent compensation for the KGaA Shares or the membership in FME KGaA. In principle, appraisal proceedings (Spruchverfahren) in accordance with the stipulations of the German Appraisal Proceedings Act (Spruchverfahrensgesetz) are available for this purpose (see section 196 UmwG). However, pursuant to section 250 UmwG, no compensation offer pursuant to section 207 UmwG must be made in the case of a change of legal form from a KGaA to an AG anyway. The Shareholders do not have the option to withdraw from the Company in exchange for a compensation as a result of the Conversion.

In the case of an action against the effectiveness of the Conversion Resolution, so-called "special proceedings (Freigabeverfahren)" can be initiated pursuant to sections 198(3) and 16(3) UmwG. This allows the "register block" to be released upon application of the Company if (i) the action brought is inadmissible (unzulässig) or obviously unfounded (offensichtlich unbegründet), (ii) the plaintiff has not proven by documents within one week after receipt of the application that he or she has held a pro rata amount in the Company's share capital of at least EUR 1,000 since the announcement of the convocation, or (iii) the immediate effectiveness of the Conversion appears to have priority because the material disadvantages for the Company and its Shareholders as set out by the applicant outweigh the disadvantages for the plaintiff in the free conviction of the court, unless there is a particular gravity of the legal violation (see the third sentence of section 16(3) UmwG).

Fresenius Medical Care AG & Co. KGaA

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Upon registration of the Conversion with the Commercial Register, the Conversion becomes effective pursuant to section 202(1) UmwG.

4.3	Explanation of the Conversion Resolution

The agenda of the EGM which is convened for July 14, 2023, which is attached as Annex 1 to this Report, includes the Conversion Resolution under agenda item 1. The Conversion Resolution is explained as follows:

4.3.1	Conversion

Pursuant to section 194(1), no. 1 UmwG, the Conversion Resolution must specify the legal form which the legal entity shall adopt by way of the change of legal form. Accordingly, section 1 of the Conversion Resolution stipulates that the Company shall change its legal form into an AG in accordance with the stipulations of the UmwG (sections 190 et seqq., 238 et seqq. UmwG). Pursuant to section 202(1) UmwG, the Conversion becomes effective upon registration with the Commercial Register. The Company will continue to exist in the legal form of an AG upon effectiveness of the Conversion. The Conversion only changes the legal form, but not the identity of the Company (principle of identity of the legal entity).

The legal entity in the new legal form will receive a new legal name (see section 4.3.2 below) and new articles of association (see section 4.3.3 below). The legal relationships existing between the Company and third parties, however, will remain unchanged. Pursuant to German law, a "transfer" of the Company's assets will not take place. If public registers become incorrect due to the change of the legal name, they will be corrected at the request of the legal entity of the new legal form.

The differences between the legal form of the KGaA and the legal form of the AG as well as the related effects for the Shareholders are outlined in section 6. The tax effects for the Company and the Shareholders are outlined in section 5.4.

Fresenius Medical Care AG & Co. KGaA

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4.3.2	Legal name and registered office of FME AG

Pursuant to section 194(1), no. 2 UmwG, the Conversion Resolution must determine the legal name of the entity in its new legal form. Accordingly, section 2 of the Conversion Resolution stipulates that the Company in its new legal form shall bear the legal name "Fresenius Medical Care AG". The legal name of FME AG will continue to include the core element "Fresenius Medical Care", which has been a distinguishing feature to date. However, the legal name of the Company will be adjusted in accordance with its new legal form. The suffix indicating the Company's legal form will therefore no longer be "AG & Co. KGaA" but only "AG", which also takes account of the fact that the General Partner will exit the Company (see section 4.3.8 below).

Furthermore, section 2 of the Conversion Resolution clarifies that FME AG will continue to have its registered office in Hof (Saale), Germany.

4.3.3	AG Articles of Association

Pursuant to the first sentence of section 243(1) UmwG in conjunction with the first sentence of section 218(1) UmwG, the AG Articles of Association must be adopted in the Conversion Resolution. Section 3 of the Conversion Resolution stipulates that the AG Articles of Association are adopted in the form attached as Annex 2 to this Report. The AG Articles of Association are explained in section 6.3.2.

4.3.4	Share capital of FME AG and AG Shares

Pursuant to section 4 of the Conversion Resolution, the entire share capital of FME KGaA (currently: EUR 293,413,449.00) in the amount existing at the time of the registration of the Conversion with the Commercial Register will become the share capital of FME AG. This does not only apply if the amount of the share capital of FME KGaA at the time of the registration of the Conversion with the Commercial Register corresponds to its amount at the time the Conversion is resolved upon, but also if the amount of the share capital should change in the meantime. In the event of changes to FME KGaA's share capital in the meantime, the KGaA Supervisory Board is authorized to amend the AG Articles of Association as attached in Annex 2 to this Report accordingly.

In addition, the number of no-par value shares issued in total (currently: 293,413,449 no-par value shares) as well as the pro rata amount of the share capital of the Company attributable to each share (currently: EUR 1.00) will remain unchanged by the Conversion. This does not only apply if the number of no-par value shares issued in total at the time of the registration of the Conversion with the Commercial Register corresponds to the number at the time of the Conversion Resolution, but also if the number of no-par value shares issued in total should change in the meantime. In the event of such a change in the meantime, the KGaA Supervisory Board is authorized to amend the AG Articles of Association as attached in Annex 2 to this Report accordingly.

Fresenius Medical Care AG & Co. KGaA

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4.3.5	Authorized Capital 2020/I and Authorized Capital 2020/II

4.3.5.1	Section 5 of the Conversion Resolution

Pursuant to section 5 of the Conversion Resolution, the existing Authorized Capital 2020/I and existing Authorized Capital 2020/II (see sections 2.5.2.1 and 2.5.2.2 above) shall continue to exist after the Conversion.

Accordingly, with the adoption of the AG Articles of Association, the Authorized Capital 2020/I (Article 4 (3) of the KGaA Articles of Association; effective upon registration with the Commercial Register on September 23, 2020) and Authorized Capital 2020/II (Article 4 (4) of the KGaA Articles of Association; effective upon registration with the Commercial Register on September 23, 2020) will continue to exist with the wording provided by Article 4(3) (Authorized Capital 2020/I) and Article 4(4) (Authorized Capital 2020/II) of the AG Articles of Association after the effectiveness of the Conversion. The authorizations previously granted in favor of the General Partner will then apply to in favor of the AG Management Board accordingly and will otherwise remain unchanged in content.

4.3.5.2	Report of the General Partner on the reasons for the authorization to exclude subscription rights upon the issue of new shares from authorized capital

In connection with section 5 of the Conversion Resolution, the General Partner, as a matter of precaution, hereinafter submits a written report on the reasons for the authorization to exclude shareholders' subscription rights upon the issue of new shares from the Authorized Capital 2020/I or the Authorized Capital 2020/II pursuant to section 278(3) AktG in conjunction with section 203(2), second sentence and section 186(4), second sentence AktG.

Pursuant to section 5 of the Conversion Resolution, the Authorized Capital 2020/I and the Authorized Capital 2020/II shall continue to exist after the Conversion takes effect with the wording provided for in the AG Articles of Association. It follows that the authorizations to exclude subscription rights previously granted in favor of the General Partner will apply accordingly in favor of the AG Management Board after the Conversion. Thus, the AG Management Board, when exercising the Authorized Capital 2020/I or the Authorized Capital 2020/II, will be authorized in certain cases to exclude shareholders' subscription rights.

Fresenius Medical Care AG & Co. KGaA

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(a)	Authorized Capital 2020/I

Under the Authorized Capital 2020/I, the AG Management Board will be authorized, with the consent of the AG Supervisory Board, to exclude the shareholders' subscription rights in order to eliminate fractional amounts from the subscription right.

Fractional amounts can follow from the issuing volume and the determination of a practicable subscription ratio. The exclusion of subscription rights for fractional amounts under the Authorized Capital 2020/I enables the utilization of the proposed authorization in round amounts while maintaining an even subscription rights ratio. This facilitates the processing of the subscription rights. The exclusion therefore enhances practicability of the capital increase and facilitates the processing of the issuing of shares. Also, the value of fractional amounts per shareholder is usually small. In contrast, the effort necessary for the issuance of shares without excluding subscription rights for fractional amounts is significantly higher. The shares excluded from shareholders' subscription rights as free fractional amounts will be utilized in the best possible way for the Company, either by disposal on the stock exchange or in another way. Since the exclusion of subscription rights under the Authorized Capital 2020/I is restricted to fractional amounts, a potential disadvantageous dilutive effect for shareholders resulting from an exclusion of subscription rights is small. The General Partner therefore considers the exclusion of subscription rights under the Authorized Capital 2020/I to the extent described necessary, appropriate, adequate and, weighting the interests of the Company against the interests of shareholders, materially justified.

The AG Management Board may only exercise the aforementioned authorizations to exclude subscription rights with regard to the Authorized Capital 2020/I to the extent that the proportional amount of the total shares issued subject to an exclusion of subscription rights neither exceeds 10% of the share capital at the time of the authorization coming into effect nor at the time of the exercise of the authorization. If, during the period of validity of the Authorized Capital 2020/I until its utilization, other authorizations on the issue or on the sale of shares of the Company or the issue of rights which authorize or bind to the subscription of shares of the Company are exercised and the subscription rights are excluded, such subscription rights will be taken into account with regard to the aforementioned 10% limit.

Fresenius Medical Care AG & Co. KGaA

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(b)	Authorized Capital 2020/II

With regard to the Authorized Capital 2020/II, the AG Management Board will on the one hand be authorized to exclude the shareholders' subscription rights with the approval of the AG Supervisory Board in the case of capital increases for contributions in kind. This authorization to exclude subscription rights shall allow for the acquisition of companies, parts of companies, interests in companies or other assets in return for granting shares in the Company. To remain competitive especially in an international perspective, the Company must in the interest of its shareholders at any time be in a position to act quickly and flexibly on the international markets. In particular, this includes the option to acquire companies, parts of companies, interests in companies or other assets to improve the Company's position. It can be of great interest to sellers of attractive targets to (also) be able to acquire shares of the acquiring company instead of cash. At the same time, the acquisition of such targets against the Company's shares preserves the Company's funds without affecting the Company's debt/equity ratio. Therefore, the Company shall also be enabled to grant shares as consideration in kind since the aforementioned acquisition opportunities usually only exist for a short time and for this reason the necessary issuance of new shares cannot be resolved upon by a general meeting that would need to be convened first to be able to conduct an ordinary capital increase.

The authorization to exclude subscription rights preserves the necessary flexibility for the Company to quickly and flexibly avail itself of opportunities to acquire companies, parts of companies, interests in companies and other assets. The exclusion of subscription rights leads to a relative reduction of the proportionate interest ratio as well as the proportionate voting ratio for existing shareholders. Should, however, subscription rights be granted, the acquisition of companies, parts of companies, interests in companies or other assets in return for shares would not be possible and the advantages for the Company and the shareholders as described above would therefore not be achievable. The financial interests of the Company's shareholders in the case of capital increases against contributions in kind are, however, protected by the AG Management Board's legal obligation to issue the new shares at an issue price that is adequate to the proportionate value of the contribution in kind.

Fresenius Medical Care AG & Co. KGaA

Conversion Report

– NON-BINDING CONVENIENCE TRANSLATION –

On the other hand, the AG Management Board will in the case of capital increases for cash be authorized to exclude subscription rights pursuant to the first sentence of section 203(1), section 203(2) and the fourth sentence of section 186(3) AktG if the new shares are issued at a price which does not fall significantly below the stock exchange price of the Company's shares already listed at the time of the final determination of the issue price and the proportionate amount attributable in total to the issued shares neither exceeds 10% of the share capital existing on the first exercise of the authorization at the time of the coming into effect nor at the time of the first exercise of the authorization.

The possibility to exclude subscription rights under these conditions enables the Company to use favorable stock exchange conditions effectively and close to the current stock exchange price at the relevant time and to achieve the highest issue price possible and a substantial strengthening of the equity funds by fixing the issue price close to the market. The authorization therefore allows the Company to cover any capital requirements even at short notice and to use the corresponding stock exchange price of the Company's shares to strengthen its equity funds. By avoiding a time-consuming and expensive processing of subscription rights, the equity capital requirements can be covered within a very short time from short-term market opportunities in the interest of the Company and all the shareholders and additional new shareholder groups can be acquired at home and abroad. The flexibility inherent in the exclusion of subscription rights makes the Authorized Capital 2020/II an important instrument for the Company to be able to use the opportunities offered in rapidly changing markets. The issue price for the new shares must be geared to the stock exchange price of the shares already listed and must not differ significantly from the respective current stock exchange price in each case and, in particular, must not fall significantly below it. This ensures that the compensation received for new shares is always adequate to the market, which is in the interest of both the Company and all its shareholders.

Fresenius Medical Care AG & Co. KGaA

Conversion Report

– NON-BINDING CONVENIENCE TRANSLATION –

The utilization of the Authorized Capital 2020/II with the exclusion of subscription rights results in a reduction of the proportionate interest ratio as well as the proportionate voting ratio of existing shareholders. As far as the new shares are issued for cash, this dilution will – in conformity with the statutory rationale of the fourth sentence of section 186(3) AktG – be adequately limited by the fact that the proportionate amount of share capital attributable to shares issued for cash with exclusion of subscription rights from the Authorized Capital 2020/II must not exceed 10% of the share capital in total. Also to be set off against this limitation is the proportionate amount of share capital attributable to new shares or treasury shares previously acquired by the Company which are issued or sold during the period of validity of the authorization with exclusion of subscription rights in direct, analogous or corresponding application of the fourth sentence of section 186(3) AktG and the proportionate amount of the share capital attributable to shares issued or to be issued to satisfy option or conversion rights or discharge option or conversion obligations from bonds, if the bonds are issued during the period of validity of the authorization with exclusion of subscription rights in analogous application of the fourth sentence of section 186(3) AktG. This ensures that the upper limit of 10% mentioned above will not be exceeded and the financial and voting right interests of the shareholders will be reasonably preserved when exercising the Authorized Capital 2020/II with the exclusion of subscription rights. In the case of the utilization of the Authorized Capital 2020/II with the exclusion of subscription rights pursuant to the fourth sentence of section 186(3) AktG, shareholders interested in fully maintaining their proportionate interest can always make use of the option to acquire shares of the Company via stock exchanges and therefore at market conditions.

The AG Management Board may only exercise the aforementioned authorizations to exclude subscription rights with regard to the Authorized Capital 2020/II to the extent that the proportional amount of the total shares issued subject to an exclusion of subscription rights neither exceeds 10% of the share capital at the time of the authorizations coming into effect nor at the time of the exercise of the authorizations. If, during the period of validity of the Authorized Capital 2020/II until its utilization, other authorizations on the issue or on the sale of shares of the Company or the issue of rights which authorize or bind to the subscription of shares of the Company are exercised and the subscription rights are excluded, such subscription rights will be taken into account with regard to the aforementioned 10% limit.

Duly taking all circumstances stated herein into account, the General Partner considers the exclusion of subscription rights under the Authorized Capital 2020/II appropriate, necessary, adequate as well as materially justified weighting the interests of the Company and the interests of shareholders for the stated reasons and in consideration of the potential dilutive effect to the disadvantage of the shareholders.

Fresenius Medical Care AG & Co. KGaA

Conversion Report

– NON-BINDING CONVENIENCE TRANSLATION –

(c)	Utilization of the Authorized Capital 2020/I or the Authorized Capital 2020/II

Currently, there are no specific plans for the utilization of the Authorized Capital 2020/I or the Authorized Capital 2020/II. After the Conversion, it will be carefully assessed whether the authorizations to use the authorized capitals and, where necessary, the authorizations to exclude subscription rights should be exercised. Such a decision is taken only if it is in the well-understood interests of the Company and all its shareholders and is reasonable and adequate. A report will be made in the respective next general meeting on every utilization of the Authorized Capital 2020/I or the Authorized Capital 2020/II and in particular on any exclusion of subscription rights.

4.3.6	Conditional Capital

4.3.6.1	Section 6 of the Conversion Resolution

Pursuant to section 6 of the Conversion Resolution, the Conditional Capital (Article 4 (5) of the KGaA Articles of Association; effective upon registration with the Commercial Register on May 27, 2011) (see section 2.5.2.3 above) shall continue to exist following the Conversion.

Accordingly, with the adoption of the AG Articles of Association, the Conditional Capital will continue to exist with the wording provided by Article 4(5) of the AG Articles of Association unchanged in content after the effectiveness of the Conversion. However, instead of the GP Supervisory Board, the AG Supervisory Board would be exclusively responsible for the granting and processing of options to members of the GP Management Board.

The amount of the Conditional Capital will remain unchanged by the Conversion. This does not only apply if the amount of the Conditional Capital at the time of the registration of the Conversion with the Commercial Register corresponds to its amount at the time the Conversion is resolved upon, but also if the amount of the Conditional Capital should decrease in the meantime due to the issuance of shares. In the event of such an amendment of the Conditional Capital in the meantime, the KGaA Supervisory Board is authorized to amend the AG Articles of Association as attached in Annex 2 to this Report accordingly.

Fresenius Medical Care AG & Co. KGaA

Conversion Report

– NON-BINDING CONVENIENCE TRANSLATION –

4.3.6.2	Report of the General Partner on the reasons for the authorization to settle exercised options under the Stock Option Program 2011 with new shares from the Conditional Capital

In connection with section 6 of the Conversion Resolution, the General Partner, as a matter of precaution, hereinafter submits a written report on the reasons for the authorization to settle exercised options under the Stock Option Program 2011 with new shares from the Conditional Capital.

The Company's annual general meeting on May 12, 2011 authorized the General Partner in agenda item 9b) to issue by May 11, 2016 up to 12,000,000 options for up to 12,000,000 shares in the Company to members of the GP Management Board in their capacity as members of the Company's management body, members of the management boards of affiliated companies and managerial staff members (Führungskräfte) of the Company and its affiliated companies (Stock Option Program 2011). At the same time, the Conditional Capital has been created to service these options.

The participation of management boards and managerial staff in the financial risks and opportunities of the business by the grant of share options belongs to the significant elements of an internationally competitive compensation system. The Company's financial success depends not least on its capacity to attract specialists and leaders worldwide and to also secure their long-term association with the Company. Based on this reasoning, the Company had created the Stock Option Program 2011.

As of the date of this Report, the authorization to issue options under the Stock Option Program 2011 has expired. Therefore, no further options can be issued under this authorization. However, there are still options outstanding under the Stock Option Program 2011 which are secured by the Conditional Capital.

4.3.7	Shareholding of the Shareholders in FME AG

Pursuant to section 194(1), no. 3 UmwG, the Conversion Resolution must determine the shareholding of the existing shareholders in the legal entity in accordance with the provisions applicable to the new legal form. Pursuant to the first sentence of section 202(1), no. 2 UmwG, Shareholders (i.e., the Company's limited liability shareholders (Kommanditaktionäre)) who are Shareholders at the time of the registration of the Conversion with the Commercial Register will become shareholders of FME AG. Pursuant to section 7 of the Conversion Resolution, Shareholders will hold an interest in the share capital of FME AG to the same extent and with the same number of AG Shares as they held an interest in the share capital of FME KGaA before the effectiveness of the Conversion (principle of continuity of the shareholders). If the Company holds KGaA Shares as treasury shares at the time of registration of the Conversion with the Commercial Register, these KGaA Shares will become AG Shares.

Fresenius Medical Care AG & Co. KGaA

Conversion Report

– NON-BINDING CONVENIENCE TRANSLATION –

Pursuant to the second sentence of section 202(1), no. 2 UmwG, rights which third parties have in KGaA Shares (such as liens) will continue to exist in the AG Shares which replace the KGaA Shares; it is not required to newly create such third-party rights.

For further information on the position of the future shareholders of FME AG, reference is made to section 6.4.

4.3.8	Exit of the General Partner from the Company

Pursuant to section 247(2) UmwG, the General Partner (Fresenius Medical Care Management AG) will cease to be the general partner of the Company upon registration of the Conversion with the Commercial Register, which is clarified in section 8 of the Conversion Resolution. The General Partner will not receive a compensation because it does not hold an interest in the Company's capital.

For further information on the future corporate bodies of FME AG and its corporate governance, reference is made to section 6.3.

As FSE KGaA is the sole shareholder of the General Partner, the Company is currently indirectly controlled (also in accordance with IFRS 10) by FSE KGaA and FME Group is part of FSE Group. If the General Partner exits the Company due to the Conversion, FSE KGaA will no longer control the Company (also no longer in accordance with IFRS 10) and FME Group will cease to be part of FSE Group.

For further information on the changes to the group structure of FME Group and the economic and legal implications of the exit of the General Partner from the Company, reference is made to sections 3 and 5.

4.3.9	AG Supervisory Board

Pursuant to the first sentence of section 203 UmwG, in the event of a change of legal form, the supervisory board members shall remain in office as members of the supervisory board of the legal entity in the new legal form for the remainder of their term of office if a supervisory board is formed and composed at the legal entity in the new legal form in the same manner as at the legal entity changing its legal form (continuity of offices). This results in the inverse conclusion that the office of members of the supervisory board ends if the applicable co-determination regime changes in the new legal form.

Fresenius Medical Care AG & Co. KGaA

Conversion Report

– NON-BINDING CONVENIENCE TRANSLATION –

Accordingly, section 9 of the Conversion Resolution clarifies that the office of the current KGaA Supervisory Board members will end upon the effectiveness of the Conversion.

Neither the Company nor the General Partner is currently subject to corporate co-determination. However, as a result of the Conversion, the applicable co-determination regime will change (see section 4.3.13.9 below). After the effectiveness of the Conversion, the AG Supervisory Board will, in accordance with sections 95, 96(1) and (2), 101(1) AktG, the first sentence of section 7(1), no. 1 MitbestG and Article 8(1) of the AG Articles of Association, be composed on a parity basis of six shareholder representatives and six employee representatives. Since the composition of the Company's supervisory board will therefore be different in the future, the offices of the members of the KGaA Supervisory Board will terminate by law upon the Conversion taking effect by registration with the Commercial Register.

All shareholder representatives of the AG Supervisory Board must therefore be newly appointed (for the election of the employee representatives of the AG Supervisory Board see the explanations under section 4.3.13.9 below). The six shareholder representatives of the AG Supervisory Board are elected by the general meeting subject to the existence of the Appointment Right of FSE KGaA in accordance with Article 8(2) of the AG Articles of Association (see section 4.3.11 below).

Four of the six shareholder representatives of the AG Supervisory Board will therefore be newly elected by the EGM that resolves on the Conversion under agenda item 2 of the EGM (see the agenda of the EGM attached as Annex 1 to this Report). Two shareholder representatives will be appointed (entsendet) by FSE KGaA to the AG Supervisory Board in accordance with the Appointment Right of FSE KGaA (see section 4.3.11 below) provided in Article 8(2) of the AG Articles of Association. The General Partner in its function as founder of Fresenius Medical Care AG (third sentence of section 197 UmwG, section 31(3) AktG in conjunction with the first sentence of section 245(3) UmwG; see also the explanations under section 4.3.15 below) will also appoint the shareholder representatives elected by the EGM under agenda item 2 as members of the AG Supervisory Board. The corresponding appointment by the General Partner shall be made at the EGM for notarial record.

Fresenius Medical Care AG & Co. KGaA

Conversion Report

– NON-BINDING CONVENIENCE TRANSLATION –

In addition, the AG Supervisory Board must in future be composed of at least 30% women and at least 30% men pursuant to the first sentence of section 96(2) AktG (minimum proportion requirement). The AG Supervisory Board must therefore in future in principle comprise at least four women and at least four men. The gender quota must be fulfilled by the AG Supervisory Board as a whole unless, pursuant to the third sentence of section 96(2) AktG, the shareholder or employee representatives object to the overall fulfillment on the basis of a majority resolution passed prior to the election vis-à-vis the chairperson of the AG Supervisory Board. In the case of such an objection, the gender quota for this election must be fulfilled separately by the shareholder representatives and the employee representatives. In any case, the number of members shall be rounded up or down mathematically to the nearest whole number (fourth sentence of section 96(2) AktG).

4.3.10	Continued validity of resolutions of the general meeting of FME KGaA

4.3.10.1	Section 10 of the Conversion Resolution

Pursuant to section 202(1), no. 1 UmwG, the legal entity changing its legal form continues to exist in the legal form determined in the conversion resolution, i.e. the change of legal form preserves its identity. The change of legal form therefore generally has no influence on resolutions of the general meeting that have not been settled at the time the change of legal form becomes effective with its registration in the commercial register.

(a)	Authorization to purchase and use treasury shares

In this context, section 10 of the Conversion Resolution expressly states that the authorization granted by the annual general meeting of FME KGaA on May 20, 2021 under agenda item 7 to purchase and use treasury shares pursuant to section 71(1) no. 8 AktG and on the exclusion of subscription rights (see section 2.5.2.4 above) shall continue to apply after the Conversion in favor of the AG Management Board (instead of the General Partner) and in favor of the AG Supervisory Board (instead of the GP Supervisory Board) and shall be otherwise unchanged in content, to the extent that it still exists at the time of the effectiveness of the Conversion and has not been exercised.

Fresenius Medical Care AG & Co. KGaA

Conversion Report

– NON-BINDING CONVENIENCE TRANSLATION –

(b)	Further resolutions of the general meeting

In addition, section 10 of the Conversion Resolution clarifies that all other resolutions of the general meeting of FME KGaA, to the extent they have not yet been settled at the time of the effectiveness of the Conversion upon its registration with the Commercial Register, will continue to apply in FME AG, taking into account the changed corporate body structure as a consequence of the Conversion and the withdrawal of the General Partner and, in all other respects, unchanged in terms of content.

4.3.10.2	Report of the General Partner on the reasons for the authorization to exclude shareholders' subscription rights when using treasury shares

In connection with first subsection of section 10 of the Conversion Resolution (authorization to the purchase and use treasury shares), the General Partner, as a matter of precaution, hereinafter submits a written report on the reasons for the authorization to exclude shareholders' subscription rights when using treasury shares pursuant to section 278(3) AktG in conjunction with the fifth sentence of section 71(1), no. 8 AktG and the second sentence of section 186(4) AktG.

The authorization to purchase and use treasury shares and on the exclusion of subscription rights shall continue to apply after the Conversion in favor of the AG Management Board (instead of the General Partner) and in favor of the AG Supervisory Board (instead of the GP Supervisory Board) to ensure that the Company will continue to be able to purchase and use treasury shares in the interest of the Company and its shareholders.

The acquisition of treasury shares can be executed by way of a purchase via the stock exchange, by means of a public tender offer by the Company addressed to all its shareholders or an invitation to all shareholders to submit offers for sale. In the event of the last two acquisition scenarios, the shareholders can decide themselves how many shares and – if a price range is fixed also – at what price they want to offer to the Company. In any case, the principle of equal treatment of all shareholders pursuant to section 53a AktG will be respected when acquiring treasury shares. The proposed acquisition scenarios via the stock exchange, by way of a public tender offer made to all shareholders or by means of an invitation to submit offers for sale all take account of that principle.

Fresenius Medical Care AG & Co. KGaA

Conversion Report

– NON-BINDING CONVENIENCE TRANSLATION –

In the event of an acquisition by way of a public tender offer or a public invitation to submit offers for sale, the purchase price offered or the limit values of the purchase price range per share (excluding incidental acquisition expenses (Erwerbsnebenkosten)) must not exceed or fall below the average trading price of shares of the Company in the XETRA trading system (or a comparable successor system) by more than 10% on the three exchange trading days preceding the date of the publication of the offer or public invitation to submit an offer for sale. If significant changes from the relevant price occur after the publication of a tender offer or public invitation to submit an offer for sale, it will be possible to adjust the offer or invitation to submit such an offer, with such adjustment being based on the relevant average price on the three exchange trading days prior to the publication of any such adjustment. The tender offer or invitation to submit such an offer may be subject to further conditions.

If in the event of a public tender offer or an invitation to submit offers for sale the total volume of shares offered or tendered exceeds the volume of shares intended to be bought back, the Company will accept those shares on a pro-rata basis. However, it is possible to provide for a preferential acceptance of smaller numbers of shares of up to 100 shares per offering shareholder. This option is designed on the one hand to avoid having small numbers of residual shares, which tend to be uneconomical and may lead to de facto discrimination against small shareholders. It also helps to simplify the technical execution of the purchase process. Finally, provision is to be made in all instances to allow rounding off in accordance with proven commercial practice to avoid arithmetical fractional shares. In this respect, the purchase quota and/or the number of shares to be purchased by the individual shareholder accepting the offer can be rounded off, in accordance with commercial practice, as necessary to represent the purchase of whole shares in the processing system. In the aforementioned cases, it is necessary to exclude any further right to tender shares, and the General Partner is convinced that such exclusion is justified and reasonable towards shareholders, for the reasons specified above.

The shares acquired on the basis of this or a prior authorization may be used for all purposes permitted by law, in particular for the following purposes:

The authorization will entitle the AG Management Board to partially or entirely redeem treasury shares bought back, in accordance with common practice among large, listed German companies, without a further resolution of the general meeting being required. In this respect, it shall also be possible to redeem the shares without a capital reduction pursuant to section 237(3), no. 3 AktG (so called simplified procedure). If the shares are redeemed without a capital reduction, the pro-rata amount of the remaining shares in terms of their share in the Company's share capital increases (section 8(3) AktG). In this case the AG Management Board shall be authorized to amend the Company's articles of association to account for the modified number of AG Shares.

Fresenius Medical Care AG & Co. KGaA

Conversion Report

– NON-BINDING CONVENIENCE TRANSLATION –

Furthermore, the AG Management Board shall be authorized way of the authorization to sell treasury shares of the Company also in ways other than via the stock exchange or by means of an offer made to all shareholders, against payment in cash and with the exclusion of subscription rights. Thus, the Company will be enabled to react swiftly and flexibly to favorable market situations. Moreover, it will be possible to attract additional domestic and foreign investors by selling shares, for example to institutional investors. To account for the protection of the shareholders from dilution, the aforementioned use pursuant to the fourth sentence of section 186(3) AktG is subject to the condition that treasury shares may only be sold at a price which is not significantly lower than the relevant stock exchange price at the time when the shares are sold; in this respect, the price of sale will be finally determined immediately prior to the disposal itself. Additionally, the permitted sales volume in this case is limited to 10% of the Company's share capital at the effective date of the authorization or – if the share capital is lower – at the time when the authorization is exercised. The shareholders in principle have the opportunity to maintain their shareholding quota by way of a parallel acquisition of shares in the Company via the stock exchange at comparable conditions. For the purpose of dilution protection, this authorized volume shall be reduced insofar as, during the term of the authorization, other authorizations regarding the issuance or the sale of the Company's shares or regarding the issuance of rights that allow for or oblige to subscribe the Company's shares are exercised and thereby subscription rights are excluded in direct or analogous application of the fourth sentence of section 186(3) AktG.

Furthermore, it will also be possible to use treasury shares as a contribution in kind in the context of mergers and the acquisition of companies and other assets, excluding shareholders' subscription rights. In particular in the course of mergers and acquisitions, it is not uncommon that existing shares serve as a consideration. The Company shall be enabled to benefit quickly and flexibly also from such acquisition opportunities, conserving liquidity and without having to consult the general meeting, which is often not possible due to time constraints. Therefore, such an option of using treasury shares lies in the overall interest of the Company and its shareholders. In determining the valuation ratios, it will furthermore be ensured that the interests of shareholders are reasonably safeguarded.

Fresenius Medical Care AG & Co. KGaA

Conversion Report

– NON-BINDING CONVENIENCE TRANSLATION –

The authorization further provides that treasury shares can also be issued in lieu of the utilization of a conditional capital of the Company, excluding the subscription right of shareholders, to employees of the Company and its affiliates, including members of the management of affiliates, and by doing so service options or obligations to purchase shares of the Company granted or to be granted to employees of the Company or its affiliates as well as members of the management of affiliates. This authorization creates the possibility to offer the respective beneficiaries shares of the Company within the scope of share option programs or employee benefit schemes without having to resort to conditional capital. The issue of treasury shares to employees and officers of the Company, in particular in view of long-term compensation components having the purpose of securing the Company's sustainable success, can be in the best interest of the Company and its shareholders, since it may promote the identification of employees and officers with their company as well as the Company's value substantially. The use of existing treasury shares instead of having to recourse to conditional capital can constitute an economically viable alternative.

The aforementioned option to use treasury shares in order to service long-term share-based compensation components excluding the subscription right of shareholders shall also be available in favor of the AG Management Board members. In order to take reasonable account of potential conflicts of interest as well as the securing of the allocation of competences pursuant to stock corporation law, the corresponding authorization to use treasury shares will, however, not be granted to the AG Management Board, but to the AG Supervisory Board.

The AG Management Board shall further be authorized to use treasury shares to service bonds carrying warrant or conversion rights or conversion obligations issued by the Company or companies controlled by the Company as defined in section 17 AktG. In order to comply with the rights resulting therefrom, it may be appropriate, considering the Company's interests, to partially or entirely use treasury shares instead of shares resulting from a corresponding capital increase, which requires the subscription right of shareholders to be excluded.

Finally, the AG Management Board shall be authorized to exclude potential fractional amounts, if any, in an offer made to all shareholders. This is necessary for the technical processing of such an offer, in order to avoid the issue of fractions of shares. The shares excluded from the shareholders' subscription right, called unassigned fractions (freie Spitzen), will either be sold via the stock exchange or otherwise at the best possible conditions for the Company.

Fresenius Medical Care AG & Co. KGaA

Conversion Report

– NON-BINDING CONVENIENCE TRANSLATION –

To further restrict the issue of shares excluded from the shareholders' subscription right and with the intention to limit the dilution of shareholders' influence in the best possible way, the AG Management Board may exercise the right to exclude subscription rights in the context of the use of treasury shares only to the extent that the pro-rata amount of these shares does not exceed 10% of the share capital at the time of effectiveness or at the time of exercise of the authorizations. If, during the term of the authorization to use treasury shares, other authorizations regarding the issuance or the sale of the Company's shares or regarding the issuance of rights that allow for or oblige to subscribe the Company's shares are exercised and thereby subscription rights are excluded, such exclusion of subscription rights will be taken into account when calculating the aforementioned limit.

The possible uses mentioned above are not limited to the Company's treasury shares acquired on the basis of this or prior authorizing resolutions; they also apply to shares of the Company acquired pursuant to the fifth sentence of section 71d AktG. In this way, additional flexibility is for precautionary reasons created in accordance with the authorizing resolution, in the best interest of the Company, also with a view to using such treasury shares which have been acquired by a subsidiary or by third parties on behalf of the Company or a subsidiary.

A report will be made to the general meeting on every use of the authorization.

4.3.11	Special rights

Section 11 of the Conversion Resolution sets out the rights to be granted to the Shareholders or holders of special rights within the meaning of section 194(1), no. 5 UmwG in FME AG and which measures are provided for these persons.

(a)	Appointment Right of FSE KGaA

Section 11 of the Conversion Resolution explains the Appointment right that Article 8(2) of the AG Articles of Association grants FSE KGaA, which currently holds around 32.2% of the Company's share capital and voting rights (see section 3.2.3 above). According to this, the Appointment Right depends on the shareholding of FSE KGaA in the Company's share capital. As long as FSE KGaA holds AG Shares with a proportionate amount in the subscribed capital of the Company of at least 30%, it is entitled to appoint two of the six shareholder representatives of the AG Supervisory Board. If FSE KGaA holds AG Shares with a proportionate amount of the share capital of the Company of less than 30% but at least 15%, it shall be entitled to appoint one of the shareholder representatives. In case of a participation of less than 15% in the Company's share capital, FSE KGaA shall have no right of appointment. The Appointment Right can only be removed from the AG Articles of Association if FSE KGaA gives its consent or sells its entire interest in the Company. If FSE KGaA's shareholding in the Company temporarily falls below the aforementioned thresholds, FSE KGaA will only be permitted to exercise the Appointment Right once it fulfills the respective shareholding requirements again. If the FSE KGaA loses its shareholder status, for example through a sale of its entire stake in FME AG, the Appointment Right will cease to exist and will not be revived if FSE KGaA were subsequently to acquire AG Shares again.

Fresenius Medical Care AG & Co. KGaA

Conversion Report

– NON-BINDING CONVENIENCE TRANSLATION –

(b)	No further special rights

Section 11 of the Conversion Resolution further clarifies that beyond the Appointment Right of FSE KGaA, no further rights within the meaning of section 194(1), no. 5 UmwG will be granted and no measures within the meaning of section 194(1), no. 5 UmwG are planned.

(c)	Further explanations

As a purely precautionary measure, section 11 of the Conversion Resolution outlines the following facts:

(aa)	Stock Option Program 2011

FME KGaA has issued options to members of the GP Management Board, to members of management boards of affiliated companies and to managerial staff members of the Company and affiliated companies on the basis of the Stock Option Program 2011 in accordance with the resolution of the annual general meeting of the Company dated May 12, 2011 under agenda item 9.

Each option entitles the holder to subscribe for one KGaA Share against payment of an exercise price determined in more detail by the Stock Option Program 2011. Provided that the options have not already been exercised or have not expired, they entitle the holder to subscribe for AG Shares after the effectiveness of the Conversion. The corresponding shares will be issued from the Conditional Capital pursuant to Article 4(5) of the AG Articles of Association to the extent that the holders of the options exercise their rights and the Company does not grant treasury shares for the satisfaction of the options, whereas the AG Supervisory Board is exclusively responsible for the granting and processing of options to members of the GP Management Board.

Fresenius Medical Care AG & Co. KGaA

Conversion Report

– NON-BINDING CONVENIENCE TRANSLATION –

On the basis of the Stock Option Program 2011, the options could be granted for the last time in the fiscal year 2015 and can be exercised for the last time in December 2023 if the exercise requirements are met.

(bb)	Board members

In addition, section 11 of the Conversion Resolution points out that FSE KGaA intends to appoint Michael Sen and Sara Hennicken, who are currently members of the GP Supervisory Board and management board members of FMSE, as shareholder representatives of the AG Supervisory Board on the basis of the Appointment Right. Furthermore, Gregory Sorensen, M.D. and Pascale Witz, who are currently members of the KGaA Supervisory Board, are proposed to be elected as shareholder representatives of the AG Supervisory Board under agenda item 2 of the EGM.

It is intended to appoint the current members of the GP Management Board – Helen Giza, Franklin W. Maddux, M.D., Dr Katarzyna Mazur-Hofsäß and William Valle – as members of the AG Management Board and to transfer their existing service agreements (including ancillary agreements) to FME AG.

4.3.12	No compensation offer under section 207 UmwG

Section 12 of the Conversion Resolution clarifies that pursuant to section 250 UmwG, in the event of a change of legal form of a KGaA into an AG, as in the present case, no compensation offer pursuant to section 207 UmwG has to be made to the Shareholders. Based on this provision, the Company is neither authorized nor obligated to give Shareholders the opportunity to exit the Company in exchange for a compensation in the course of the Conversion, as their legal position remains essentially unchanged.

4.3.13	Consequences of the Conversion for the employees and their representative bodies and the measures provided for in this respect

Pursuant to section 194(1), no. 7 UmwG, the Conversion Resolution must determine the consequences of the Conversion for employees and their representative bodies and the measures provided for in this respect. Accordingly, section 13 of the Conversion Resolution describes in detail the consequences of the Conversion for employees and their representative bodies and the measures provided for in this respect with a view to (i) employees, (ii) works council bodies and the economic committee, (iii) the representatives of severely disabled persons and the youth and trainee representatives, (iv) the speaker committee for executive employees, (v) the EWC, (vi) collective bargaining coverage, (vii) the applicability of works agreements, (viii) the applicability of speaker committee agreements, (ix) employee co-determination in the supervisory board, (x) the requirement of appointing a labor director after the Conversion, as well as with a view to (xi) other measures and (xii) the forwarding of the Conversion Resolution to the competent works council(s).

Fresenius Medical Care AG & Co. KGaA

Conversion Report

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4.3.13.1	Consequences of the Conversion for the employees

The first subsection of section 13 of the Conversion Resolution clarifies that the Conversion as such will not impact the employment relationships and working conditions of FME Group employees, in particular of the employees in Germany; all individual and collective rights shall be maintained or continued as before.

The employment relationships existing at FME Group will remain unaffected by the Conversion. The Conversion will not result in a change of employer. No transfer of business within the meaning of section 613a of the German Civil Code (Bürgerliches Gesetzbuch – "BGB") will take place. The employment contracts of the employees will continue to apply unchanged; all employer and employee obligations arising from the employment relationships will remain unchanged. The period of employment will not be interrupted by the Conversion. The employer's instruction rights exercised by FME KGaA shall be exercised by FME AG, represented by the AG Management Board, after the Conversion. The organizational assignment, in particular reporting lines, will not change as a result of the Conversion.

Upon the Conversion taking effect, the General Partner will cease to be general partner of the Company (see section 4.3.8 above) and will therefore not be liable for liabilities of FME AG, which accrue after the Conversion takes effect; this also applies to the liabilities of the Company towards its employees. With regard to the liabilities of the Company incurred until the effectiveness of the Conversion, the General Partner will be subject to a five-year subsequent liability (Nachhaftung) (sections 224 and 249 UmwG as well as section 278(2) AktG in conjunction with sections 161(2), 160(1) and 128 HGB).

The liability of the Company for its own liabilities will remain unaffected by the Conversion, since the Conversion will maintain the identity of the Company and the liabilities of FME KGaA will become liabilities of FME AG upon effectiveness of the Conversion.

Fresenius Medical Care AG & Co. KGaA

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4.3.13.2	Consequences of the Conversion for works council bodies and the economic committee

The second subsection of section 13 of the Conversion Resolution describes the current works council structures of FSE Group in Germany, that also covers FME Group employees as well as the consequences of the Conversion for this works council structure.

It is stated there that on the basis of the "Collective Agreement pursuant to Sec. 3 para. 1 no. 3 of the German Works Constitution Act (Betriebsverfassungsgesetz, BetrVG) on the regulation of the works council structure and the formation of a cross-company general works council" dated January 17, 2018 ("Structure CBA"), a cross-company general works council and cross-company site works councils have been established for (i) FSE KGaA and its affiliated companies listed in annex 1 of the Structure CBA (together "FSE Structure CBA Companies") and (ii) FME KGaA and its affiliated companies listed in annex 1 of the Structure CBA (together "FME Structure CBA Companies"). Cross-company site works councils involving FME Structure CBA Companies currently exist at the sites Bad Homburg v. d. Höhe (including Oberursel and Berlin), St. Wendel and Schweinfurt/Fürth under the Structure CBA. Inspired by the structure of the Structure CBA, an economic committee has also been formed at the level of the general works council. In addition to the cross-company site works councils, there are local works councils at individual companies of FME Group.

The second subsection of section 13 of the Conversion Resolution further states that the Conversion will not affect the position of the FME Structure CBA Companies as parties to the Structure CBA.

Further, the intention is described that after the effectiveness of the Conversion the FME Structure CBA Companies will withdraw from the Structure CBA. As a consequence of the withdrawal of the FME Structure CBA Companies from the Structure CBA, the general works council and the economic committee formed at the level of the general works council would be exclusively responsible for the FSE Structure CBA Companies, but no longer also for the FME Structure CBA Companies, from the date of withdrawal. The general works council and the economic committee would for legal reasons also not be entitled to any transitional mandates with regard to the FME Structure CBA Companies.

Fresenius Medical Care AG & Co. KGaA

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The cross-company site works councils formed on the basis of the Structure CBA will remain in office unchanged after the effectiveness of the Conversion and after the date of withdrawal, also for the FME Structure CBA Companies, to the extent the operational structures do not change as a result of the withdrawal and/or in connection with the withdrawal from the Structure CBA. Should the operational structures change as a result of the withdrawal and/or in connection with the withdrawal (e.g., due to an operational split), the respective site works councils would exercise a transitional or residual mandate. Based on these principles, the site works council at the Bad Homburg v. d. Höhe operations will presumably have a transitional mandate pursuant to section 21a BetrVG from the time of withdrawal. The cross-company site works councils at the St. Wendel and Schweinfurt/Fürth operations will presumably remain in office even if the FME Structure CBA Companies withdraw from the Structure CBA.

The local works councils, which are established in accordance with the operational structure of the BetrVG, will remain in office even if the FME Structure CBA Companies withdraw from the Structure CBA. In this respect, the Conversion will not lead to any changes.

In addition, the second subsection of section 13 of the Conversion Resolution describes the intention of the FME Structure CBA Companies to have discussions with IG BCE on a new structural collective agreement in good time before the effectiveness of the Conversion and before a declaration of withdrawal from the Structure CBA is submitted. The reason for this intention is that it is planned to set up own FME Group works council structures going forward; to such end, FME Group intends to work through all processes in cooperation and alignment with the relevant stakeholders including the relevant union. A new structural collective agreement would presumably apply to all FME Structure CBA Companies. Upon conclusion of a new structural collective agreement, the operational structures and the formation of works council bodies would be governed by such new structural collective agreement.

It is also explained that if the FME Structure CBA Companies do not conclude a new structural collective agreement after withdrawal from the Structure CBA, the operational structures of the BetrVG would apply. In this case, among other things, a general works council would have to be set up at the level of the Company.

Fresenius Medical Care AG & Co. KGaA

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4.3.13.3	Consequences of the Conversion for the representatives of severely disabled persons and the youth and trainee representatives

The third subsection of section 13 of the Conversion Resolution refers to the representatives of severely disabled persons and the youth and trainee representatives. It is stated there that on the basis of the Structure CBA, cross-company representatives for severely disabled persons and cross-company youth and trainee representatives have been set up at the sites where cross-company site works councils have been formed in accordance with the same rules. It is further stated that also a joint representative for severely disabled persons (Gesamtschwerbehindertenvertretung) has been established on the basis of the Structure CBA. A joint youth and trainee representation (Gesamt-Jugend- und Auszubildendenvertretung) has not been set up.

With a view to the consequences of the Conversion, it is explained in the third subsection of section 13 of the Conversion Resolution that the Conversion will not affect the position of the FME Structure CBA Companies as parties to the Structure CBA and therefore the Conversion will not have any immediate effects on the (joint) representatives of severely disabled persons and (cross-company) youth and trainee representatives existing at the Company and the other FME Group companies.

With a view to the intention of the FME Structure CBA Companies to withdraw from the Structure CBA after the effectiveness of the Conversion, it is outlined that neither the joint representative for severely disabled persons nor the cross-company youth and trainee representation in Bad Homburg v. d. Höhe will in such case of a withdrawal be responsible for the FME Structure CBA Companies from this point in time. They would also not have a transitional mandate.

The cross-company representatives for severely disabled persons in Bad Homburg v. d. Höhe would have a transitional mandate pursuant to section 177(8) of the German Ninth Social Code (Neuntes Sozialgesetzbuch) in conjunction with section 21a BetrVG from the time of withdrawal from the Structure CBA. The other cross-company representatives for severely disabled persons as well as the cross-company youth and trainee representatives formed on the basis of the Structure CBA would presumably remain in office.

The representatives for severely disabled persons, which are established at the FME Structure CBA Companies in accordance with the structures under the BetrVG, will remain in office even if the FME Structure CBA Companies withdraw from the Structure CBA.

Fresenius Medical Care AG & Co. KGaA

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4.3.13.4	Consequences of the Conversion for the speaker committee for executive employees

The fourth subsection of section 13 of the Conversion Resolution relates to the cross-company speaker committee for executive employees that was formed inspired by the provisions of the Structure CBA on the establishment of a general works council, and which is also responsible for FME KGaA. It is also explained that local speaker committees do not exist at FME KGaA and the other FME Group companies.

With a view to the consequences of the Conversion, the fourth subsection of section 13 of the Conversion Resolution outlines that the cross-company speaker committee will no longer be responsible for FME AG and FME Group upon the effectiveness of the Conversion. The speaker committee will also not have a transitional mandate.

It is also explained that FME Group currently employs approximately 160 executive employees in Germany, allowing for the formation of one or more speaker committees in accordance with the relevant legal requirements after the effectiveness of the Conversion.

4.3.13.5	Consequences of the Conversion for representation on the EWC

The fifth subsection of section 13 of the Conversion Resolution relates to the EWC that has been established at FSE KGaA on the basis of an "Agreement on the European Works Council and Cross-Border Information and Consultation of employees in Fresenius SE & Co. KGaA" dated November 3, 2011 ("EWC Agreement"), which also represents the employees of FME KGaA and FME Group within the EEA. The EWC also includes members from companies of FME Group.

With a view to the consequences of the Conversion, the fifth subsection of section 13 of the Conversion Resolution outlines that FME AG and the other FME Group companies will fall outside of the scope of the EWC Agreement upon the effectiveness of the Conversion. The EWC established on the basis of the EWC Agreement will no longer be responsible for the employees of FME Group upon the effectiveness of the Conversion. The mandates of EWC members who are employed at FME KGaA or other FME Group companies will end upon the effectiveness of the Conversion.

Fresenius Medical Care AG & Co. KGaA

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4.3.13.6	Consequences of the Conversion for collective bargaining coverage

The sixth subsection of section 13 of the Conversion Resolution outlines that FME KGaA is a member of AGV Hessen and, as such, is subject to the normative collective bargaining coverage. It is explained that this will not change with the Conversion, i.e. FME AG will be a member of AGV Hessen and, as such, will be subject to the normative collective bargaining coverage with the Conversion taking effect. The Conversion will have no influence on any collective bargaining agreements of other FME Group companies.

With a view to reference clause in employment contracts, it is explained that if provisions of collective bargaining agreements are applicable at FME KGaA on the basis of such reference clauses, these reference clauses will remain unaffected by the Conversion as provisions in the employment contract. The provisions of the collective bargaining agreement applicable as a result of the corresponding reference clauses after the Conversion depend on the content of the reference in the employment contract in each individual case.

4.3.13.7	Consequences of the Conversion for the applicability of works agreements

The seventh subsection of section 13 of the Conversion Resolution refers to the applicability of works agreements. It is outlined that, in the Company's opinion, the Conversion will not affect the position of the FME Structure CBA Companies as parties to the Structure CBA, which is why the Conversion will have no immediate effect on the applicability of general works agreements and works agreements currently in force at the Company and the other FME Group companies.

With a view to the intention of the FME Structure CBA Companies to withdraw from the Structure CBA after the effectiveness of the Conversion, it is explained that this will not change the applicability of works agreements; these will in principle continue to apply collectively. By contrast, the type of continued collective applicability of general works agreements will depend on whether the future works council structures are based on a new structural collective agreement or the BetrVG. If no new structural collective agreement is concluded, the type of continued collective applicability of general works agreements will depend on whether a general works council is formed in the future in the operations and companies covered by their scope. If this is the case, all general works agreements shall continue to apply under collective law while maintaining their character as general works agreements.

Fresenius Medical Care AG & Co. KGaA

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In addition, the seventh subsection of section 13 of the Conversion Resolution states that notwithstanding the legal mechanism of continued applicability of (general) works agreements currently in force at the FME Structure CBA Companies, the FME Structure CBA Companies intend to continue to apply the provisions of such (general) works agreements even after the effectiveness of the Conversion.

4.3.13.8	Consequences of the Conversion for the applicability of speaker committee agreements

In the eighth subsection of section 13 of the Conversion Resolution it is explained that speaker committee agreements in force at the Company and the other FME Group companies will continue to apply collectively after the effectiveness of the Conversion.

4.3.13.9	Consequences of the Conversion for employee co-determination in the supervisory board

The ninth subsection of section 13 of the Conversion Resolution explains the consequences of the Conversion on corporate co-determination of employees in the supervisory board.

A result of the Conversion, the applicable co-determination regime will change. Currently, neither the GP Supervisory Board nor the KGaA Supervisory Board are subject to corporate co-determination (see section 2.6 above). The employees of FME KGaA and the FME Group companies are currently attributed to FSE KGaA for the purpose of corporate co-determination. This attribution will cease to apply after the Conversion takes effect because FME AG will no longer be a controlled company of FSE KGaA within the meaning of group and co-determination law. Employees of FME AG and the other FME Group companies will then no longer be considered employees of FSE KGaA within the meaning of the MitbestG and will therefore no longer be entitled to vote at the election of the employee representatives on the supervisory board of FSE KGaA. The current representative of FME Group on the supervisory board of FSE KGaA will lose her eligibility as employee representative on the supervisory board of FSE KGaA upon the effectiveness of the Conversion by its registration with the Commercial Register and will therefore leave the supervisory board of FSE KGaA.

Fresenius Medical Care AG & Co. KGaA

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Further, it is explained in the ninth subsection of section 13 of the Conversion Resolution that after the Conversion, corporate co-determination in the supervisory board will exist directly at the level of FME AG and will be governed by the stipulations of the MitbestG. A supervisory board with equal representation will have to be formed, half of which will be composed of shareholder representatives and half of which will be composed of employee representatives. Since FME Group employs more than 2,000 but not more than 10,000 employees in domestic plants and no measures have been decided or are planned which will lead to these thresholds being exceeded or not reached, the AG Supervisory Board will, in accordance with the first sentence of section 7(1), no. 1 MitbestG, be composed of six supervisory board members representing the shareholders and six supervisory board members representing the employees. The employee representatives of the AG Supervisory Board must include four employees of the Company and two representatives of trade unions pursuant to section 7(2), no. 1 MitbestG. Pursuant to the second sentence of section 15(1) MitbestG, one of the four employees of the Company must be an executive employee. In addition, pursuant to the first sentence of section 96(2) AktG, the AG Supervisory Board must be composed of at least 30% female and at least 30% male members (minimum proportion requirement). The minimum proportion must be fulfilled by the AG Supervisory Board as a whole (see the second sentence of section 96(2) AktG). If, on the basis of a resolution passed by a majority, the shareholder representatives or the employee representatives object to the chairperson of the AG Supervisory Board fulfilling this requirement as a whole prior to the election, the minimum proportion for this election shall be fulfilled separately by the shareholder representatives and the employee representatives (see the third sentence of section 96(2) AktG). In all cases, it shall be rounded up or down mathematically to full numbers of persons (see the fourth sentence of section 96(2) AktG). For the election of the employee representatives on the AG Supervisory Board, solely the employees of FME Group belonging to a domestic operation are entitled to vote and stand for election under the MitbestG. The two representatives of trade unions neither need to be employees of FME Group nor do they need to work in Germany.

In addition, it is explained that the KGaA Supervisory Board is currently not subject to corporate co-determination. The office of the members of the KGaA Supervisory Board ends by virtue of law upon the effectiveness of the Conversion by way of its registration with the Commercial Register. All shareholder representatives of the AG Supervisory Board must therefore be newly appointed. Two shareholder representatives are appointed by the shareholder FSE KGaA on the basis of its Appointment Right (see section 4.3.11 above), four shareholder representatives are elected by the general meeting. This election is planned under agenda item 2 of the EGM (see the agenda of EGM attached as Annex 1 to this Report).

Fresenius Medical Care AG & Co. KGaA

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With a view to the election process of employee representatives, it is outlined in the ninth subsection of section 13 of the Conversion Resolution that prior to the election of the employee representatives on the AG Supervisory Board, a status procedure within the meaning of section 97 AktG will have to be conducted. The AG Management Board will initiate this procedure without undue delay after the effectiveness of the Conversion (upon registration with the Commercial Register). In the course of this status procedure, the AG Management Board will announce in accordance with which statutory provisions the AG Supervisory Board will be composed in its opinion. If the competent court pursuant to section 98(1) AktG is not seized within one month after the announcement in the Federal Gazette, the AG Supervisory Board will be composed in accordance with the statutory provisions specified in the announcement of the AG Management Board (first sentence of section 97(2) AktG). If the competent court is seized and the court proceedings are completed, the AG Supervisory Board shall be composed in accordance with the provisions indicated in the decision of the court after the final conclusion of the procedure (first sentence of section 98(4) AktG).

Lastly, it is explained that after the conclusion of the status procedure, the procedure for the election of the employee representatives on the AG Supervisory Board shall be initiated without delay. In order to create parity on the AG Supervisory Board before the election process has been completed, it is intended to initiate a formal filing to the local court in Hof (Saale), Germany, for an interim court appointment of employee representatives in the AG Supervisory Board in accordance with the second sentence of section 104(2) AktG for the period after the end of the status procedure until the conclusion of the employee representative elections. Such a court appointment is a standard procedure, and it is expectable that the general works council or relevant trade unions proceed accordingly.

4.3.13.10	Appointment of a labor director

In the tenth subsection of section 13 of the Conversion Resolution it is explained that a labor director will have to be appointed as an equal member of the AG Management Board pursuant to the first sentence of section 33(1) MitbestG, who is mainly responsible for social and personnel matters. The appointment of the labor director will be made as soon as the AG Supervisory Board is composed in accordance with the provisions of the MitbestG.

Fresenius Medical Care AG & Co. KGaA

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4.3.13.11	No other measures affecting employees or their representations

The eleventh subsection of section 13 of the Conversion Resolution states that no other measures that would have an impact on the situation of the employees of FME Group or their representations are envisaged or planned with regard to the Conversion.

4.3.13.12	Forwarding of the Conversion Resolution

In the twelfth subsection of section 13 of the Conversion Resolution it is stated that the information of all (possibly) competent works councils is given pursuant to section 194(2) UmwG by forwarding a draft of the Conversion Resolution to the respective (general) works council within the statutory period.

Pursuant to section 194(2) UmwG, the draft of the resolution on a change of legal form must be forwarded to the competent works council at the legal entity changing its legal form not less than one month prior to the date of the assembly of the owners of shares that is to adopt the resolution on the change of legal form. The General Partner considers the general works council to be the competent works council. As a precautionary measure, the draft of the Conversion Resolution will be forwarded to all (site) works councils of FME KGaA. Thereby, it shall be ensured that the draft of the Conversion Resolution is forwarded to the competent works council in good time in any case.

4.3.14	Costs

Section 14 of the Conversion Resolution provides that the Company shall bear the costs of the Conversion in the total amount of up to EUR 100,000,000.00. This provision corresponds to Article 21(3) of the AG Articles of Association.

4.3.15	Founder

Pursuant to the first sentence of section 245(3) UmwG, in the event of a change of legal form from a KGaA to an AG, the general partner of the company changing its legal form takes the place of the founders in applying the founding provisions of the AktG. Accordingly, section 15 of the Conversion Resolution clarifies that the General Partner takes the place of the founders for the aforementioned purpose.

Fresenius Medical Care AG & Co. KGaA

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4.3.16	Application for registration with the Commercial Register

Pursuant to section 246(1) UmwG, the application of the registration of the change of legal form with the commercial register shall be made by the representative body of the company changing its legal form. On this basis, the General Partner as representative of the Company is authorized under section 16 of the Conversion Resolution to apply for the registration of the Conversion with the Commercial Register irrespective of the other resolutions of the EGM.

5.	Operational, financial and tax effects and costs of the Conversion

5.1	Operational effects

The Conversion and the Deconsolidation following the Conversion will have certain operational effects on FME Group which can be summarized as follows:

5.1.1	Relabeling of products

The Conversion would result both in the need to change the label of certain products of "Fresenius Medical Care AG & Co. KGaA" to "Fresenius Medical Care AG" and in the need to change relevant certificates (International Organization for Standardization (ISO), Medical Device Single Audit Program (MDSAP), as well as pursuant to the EU Medical Device Regulation ("MDR")15; the MDD (Medical Device Directive) certificate cannot be updated). Likewise, entries in regulatory databases need to be updated (e.g., European database on medical devices (EUDAMED), European Chemicals Agency (ECHA), German Medical Devices Information and Database System (DMIDS)).

As of now, most of FME Group's products distributed in Europe, Middle East and Africa as well as Asia-Pacific and Latin America (approximately 1,000 products) are labeled as products of "Fresenius Medical Care AG & Co KGaA". The General Partner expects that this label change can be handled as a formal post-registration change and will not require new product registrations. Should a regulatory authority or notified body deem the registration change to be material, full new product registrations may be necessary for the respective country. In particular, this applies to China. However, the Company is already in alignment with competent bodies and regulatory authorities and the General Partner expects that the Company would be considered the same legal entity also for purposes of this change application.

[15]	Regulation (EU) 2017/745 of the European Parliament and of the Council of 5 April 2017 on medical devices, amending Directive 2001/83/EC, Regulation (EC) No 178/2002 and Regulation (EC) No 1223/2009 and repealing Council Directives 90/385/EEC and 93/42/EEC.

Fresenius Medical Care AG & Co. KGaA

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The General Partner estimates the costs for the execution of the label changes including related updates of documents and certificates to be in the mid double digits of millions of euros which would include both out of pocket costs and internal labor costs.

In addition, the additional work associated with the changes required by the Conversion may lead in particular to capacity challenges for FME Group's quality and regulatory teams as well as the management, especially as FME Group is currently engaged in an ongoing product certification program to comply with the MDR.

5.1.2	Separation of shared functions, development of new internal functions and need for new insurance and other infrastructure

FSE Group provides FME Group with certain essential services that FME Group currently does not have or only partially has or in any case does not have in Germany, including information technology ("IT") functions, insurance functions, treasury functions, payroll for German employees and other human resources functions, including such with respect to pensions, board support and collective bargaining policy, as well as communication and media relations support, tax audit and tax support and leases of FME Group's principal offices and manufacturing facilities and facility management. In addition, FME Group also provides certain functions and services for the FSE Group.

As a result of the Deconsolidation through the Conversion, FME Group shall be separated from FSE Group and both FME Group and FSE Group will be required to set up or provide those functions and services on their own. The provision of some of these functions to each other will no longer be legally permissible after the Conversion. The Company and FSE KGaA have initiated a joint carve-out process in order to arrange for an efficient transfer of these functions and related services. Part of the joint carve-out process is also a process to identify shared contracts that would need to be renegotiated for FME Group or FSE Group, as the case may be. FSE KGaA and the Company envisage that certain services need to be further provided to each other on a transitional basis for a limited period of time. For that reason, they intend to enter into a number of agreements, including a master agreement for transitional services and related local transitional agreements.

Fresenius Medical Care AG & Co. KGaA

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For example, FME Group currently operates its entire group treasury and corporate finance functions outside of North America through a department at FSE KGaA. After the Conversion, FME AG needs to build fully independent treasury capabilities and functionalities by setting up its own treasury department. The Company's Treasury North America is already working on a standalone basis and the Company currently sets up a similar function for other geographical areas in connection with the "FME Finance Transformation Program". In this context, an overhaul of treasury processes and policies is also being done in parallel. Building up an adequate treasury department requires in particular the IT separation and the recruiting of new/the transfer of existing FSE KGaA employees to the Company. The two main functions that are currently serviced by FSE KGaA via so-called "service level agreements" are Group Treasury (incl. IT) and Corporate Finance (bond issuances, rating dialogue and creditor relations). However, certain group treasury and corporate finance topics would already be transferred from FSE KGaA to the Company at the time of the effectiveness of the Conversion with its registration in the Commercial Register.

FSE KGaA and the Company currently also share IT services. In 2022, FSE KGaA and the Company have initiated a carve-out project in order to separate FSE KGaA's and the Company's IT and, particularly, the Company's specific applications. Since such project will not be concluded prior to the Conversion, FSE KGaA and the Company would be required to conclude a transitional services agreement for ongoing IT services past the date on which the Conversion would become effective. In addition, due to the fact that the Company will after the Conversion no longer be fully consolidated within the FSE Group, certain IT (service) contracts would need to be renegotiated. The IT teams from both FSE KGaA and the Company are both jointly focused on ensuring that the IT related transition work will have limited business disruption risks. The Company expects that a transitional services agreement will be in place prior to effectiveness of the Conversion.

In addition, FME Group has to restructure its global insurance policies (other than the insurance that it carries in the United States) and the global Directors & Officers (D&O) policy (including in the United States) because it is currently included in FSE KGaA's group insurance policies. Following the Deconsolidation, FME Group will therefore have to negotiate and conclude new insurance agreements and need to establish its own global insurance infrastructure that would cover personnel and other functions. As part of the described carve-out process, FSE KGaA will continue to provide for a transitional period certain services for FME Group through its own insurance infrastructure. Obtaining new insurance could require FME Group to incur additional costs.

Fresenius Medical Care AG & Co. KGaA

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5.1.3	Separation from the General Partner

The business of FME KGaA is conducted by its general partner (see article 7(2) of the KGaA Articles of Association as well as section 278(2) AktG, sections 161(2), 114 HGB). If the general partner is a legal entity, as in the case of FME KGaA, it acts through its management bodies. Article 7(3) of the KGaA Articles of Association provides that the General Partner shall be reimbursed for all expenses incurred in connection with the management of the Company's business, including the remuneration of the members of its governing bodies, whereby the General Partner shall generally settle its expenses on a monthly basis; it may demand advance payment. On this basis, the General Partner charges its expenses in connection with the management of the Company's business to FME KGaA and, on the basis of a cost allocation agreement, to individual subsidiaries of FME KGaA. The vast majority of these costs is the remuneration paid to the members of the GP Management Board and the GP Supervisory Board. In this context, FME KGaA has also made advances to the General Partner to the extent that the General Partner has set up pension provisions for active and retired members of the GP Management Board as well as provisions for long-term remuneration elements of members of the GP Management Board. These amounted to a high double-digit million amount as of December 31, 2022.

Pursuant to section 247(2) UmwG, the General Partner ceases to be the general partner of the Company upon registration of the Conversion with the Commercial Register, which is clarified in section 8 of the Conversion Resolution (see section 4.3.8 above). Since the financial consequences of the withdrawal are not regulated either in the KGaA Articles of Association or in the law, the Company intends to conclude a separation agreement with the General Partner. This separation agreement will include, inter alia, provisions on the repayment of certain funds received by the General Partner, the treatment of liabilities in relation to obligations towards former members of the GP Management Board as well as provisions on any future claims for compensation between the General Partner and the Company.

5.1.4	Termination of Pooling Agreement upon consummation of the Conversion

Upon completion of the Conversion, neither FSE KGaA nor a subsidiary of FSE KGaA will have the function as general partner of the Company, resulting in the termination of the Pooling Agreement in accordance with its terms. For a detailed description of the Pooling Agreement, see section 2.4.1.1(b) above.

Fresenius Medical Care AG & Co. KGaA

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In certain cases, the Company will continue to be subject to certain obligations comparable to its obligations under the Pooling Agreement. For example, Rule 10A-3 under the Exchange Act (the SEC audit committee rule) requires the Company to set up an audit committee consisting solely of independent directors and section 107(4) AktG also requires the Company to set up an audit committee. In addition, the German AktG provides in sections 111a et seqq. for certain consent and disclosure obligations with respect to related party transactions.

5.1.5	Impact of the Conversion on employees and employee representation

With respect to the impact of the Conversion on FME Group's employees and their representations, reference is made to section 4.3.13.

5.2	Costs of the Conversion

The General Partner expects that FME Group will have certain one-off costs associated with the Conversion. On a preliminary basis, the General Partner estimates that such one-time costs will range from 50 to 100 million euro, with the expectation that the majority of these costs will be incurred in 2023. This estimate is neither reviewed nor audited by any independent accounting firm. The actual costs may differ from this estimate. The main driver for these costs is the requisite relabeling of FME Group's products described above (see section 5.1.1 above). Relevant costs would also include transaction costs such as costs for external advisors and conducting the EGM.

In addition, the General Partner expects that FME Group will have recurring costs regarding the establishment of full-time administrative functions required to manage certain service relationships which are currently administered at FSE Group level and paid by the Company through corporate charges (see section 5.1.2 above). Also together with other increases in recurring cost items, the General Partner expects the additional costs to only have an immaterial EBIT (Earnings before interest and taxes) impact. Recurring costs are expected to be significantly below 50 million euro per annum.

Fresenius Medical Care AG & Co. KGaA

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5.3	Financial effects

5.3.1	Effect on the Company's credit ratings

The Company is currently rated BBB- (outlook negative) by S&P Global Ratings Europe Limited ("S&P"), Baa3 (outlook negative) by Moody's Deutschland GmbH ("Moody's") and BBB- (rating watch negative) by Fitch Ratings Ireland Limited ("Fitch"). FSE KGaA and the Company assume that the Company will maintain its investment grade ratings with Moody's and S&P. "Investment grade" means a rating of at least BBB- (S&P and Fitch) or at least Baa3 (Moody's). Fitch has put the Company's rating on "negative rating watch" following the announcement of the Conversion and indicated that it expects to downgrade the rating by no more than one notch (to below investment grade) if the Conversion takes effect. If this expectation should not materialize, a non-investment grade rating could limit FME Group's future access to the capital markets (depending on market conditions), increase its financing costs significantly and might require the use of other financing sources.

5.3.2	Termination of existing group financing

As a result of the planned Deconsolidation and Conversion, the Company and FSE KGaA have agreed to terminate the EUR 600 million uncommitted revolving credit facility which has been granted to the Company, effective upon the Conversion. The Company expects that it will have adequate sources of financing available to it notwithstanding the termination of this facility under a variety of other facilities and financial instruments. For further information on the revolving credit facility, reference is made to the Company's annual report as of and for the fiscal year ended December 31, 2022, which is available on the Company's website (www.freseniusmedicalcare.com/en/investors/publications).

5.3.3	Change of control provisions under FME Group's financing agreements

FME Group has entered into a variety of financing agreements, including USD bonds and EUR bonds. The Conversion would not trigger change of control provisions under FME Group's bonds. The same applies to most of FME Group's other material financing agreements. As a result, the Conversion will have no significant impact on FME Group's financing agreements.

Fresenius Medical Care AG & Co. KGaA

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5.3.4	Effects on the Company's annual unconsolidated financial statements in accordance with HGB

The Conversion has no effect on the Company's equity capital under HGB. This applies in particular to the amount of subscribed share capital as well as to the subscribed capital and capital reserves.

Neither a closing balance sheet nor an opening balance sheet under HGB needs to be prepared to implement the Conversion. The Conversion cannot be dated back to an earlier reporting date than the date of its registration with the Commercial Register.

The Conversion would not result in a remeasurement of the fair value of the AG Shares. The assets and liabilities of FME KGaA before the Conversion would be recorded at their respective carrying values on the date of the Conversion within the financial statements of FME AG. The Company would pay the costs of the Conversion (see section 5.2 above), including the costs of soliciting shareholder approval of the Conversion at the EGM. Such costs would be expensed.

5.4	Tax effects

5.4.1	Tax effects on the Company

5.4.1.1	Income tax

(a)	German tax considerations

FME KGaA will not recognize any gain or loss upon consummation of the Conversion, because no assets will be transferred and no special provisions as to taxation are applicable. Because its existing shareholders will become shareholders of FME AG, no system change from a capital corporation into a partnership or vice versa will occur for tax purposes.

The Company's tax attributes, such as tax loss carryforwards and interest or EBITDA carry forwards, and the tax group between the Company and its German subsidiaries for German Corporation Tax (Körperschaftsteuer), German Trade Tax (Gewerbesteuer) and German Value Added Tax (Umsatzsteuer) ("VAT") purposes also remain unaffected by the Conversion.

Fresenius Medical Care AG & Co. KGaA

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(b)	U.S. Tax Considerations

Based upon customary assumptions and representations made by the Company, it is the opinion of Baker & McKenzie LLP, United States tax counsel to the Company in connection with the Conversion, that the Conversion should qualify as a tax-free "reorganization" within the meaning of section 368(a)(1)(F) of the Internal Revenue Code (IRC) (an "F-Reorganization") because the transaction represents a mere change in the form of organization of a single corporation. Accordingly, the Company should not recognize any gain or loss as a result of the Conversion, and the Company's tax basis and holding period in its assets should be unaffected by the Conversion.

5.4.1.2	VAT and real estate transfer tax

The Conversion does not involve a transfer of assets and therefore VAT is not payable.

Because the Conversion does not involve a change of legal entity or a transfer of shareholding rights, no German Real Estate Transfer Tax (Grunderwerbsteuer) ("RETT") arises. As the Conversion does not result in an assignment of assets by FME KGaA, it does not result in either a detrimental change of shareholders in subsidiary partnerships or subsidiary corporations which would be subject to RETT or a detrimental transfer of shareholdings which would also be subject to RETT.

5.4.2	Tax effects on the Shareholders

The following description of the tax consequences of the Conversion for the Shareholders is for information purposes only and provides an overview, but does not take into account the individual circumstances of each Shareholder. In order to assess the personal circumstances of the individual Shareholder, it is therefore recommended to seek individual advice from a tax advisor. This recommendation applies in particular to Shareholders resident abroad and/or subject to foreign tax law.

5.4.2.1	Domestic Shareholders

Because the Conversion does not constitute a sale, the Shareholders will not realize any capital gain. The Shareholders who reflect their shareholdings in FME KGaA on their balance sheets will continue to do so with respect to their holdings in FME AG.

Fresenius Medical Care AG & Co. KGaA

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5.4.2.2	Foreign Shareholders, in particular U.S. Shareholders

(a)	German Tax Considerations

Because the Conversion does not constitute a sale, the Shareholders will not realize any capital gain. The Shareholders who reflect their shareholdings in FME KGaA on their balance sheets will continue to do so with respect to their holdings in FME AG.

(b)	U.S. Tax Considerations

Because the Conversion should qualify as a tax-free F Reorganization for U.S. federal income tax purposes: (i) the Shareholders should not recognize gain or loss as a result of the Conversion, and (ii) holders of ADSs should not recognize gain or loss as a result of substitution of AG Shares for KGaA Shares as the securities underlying those ADSs pursuant to the Conversion. Furthermore, as a result of the Conversion, the aggregate tax basis and holding period in the AG Shares (or ADSs representing such shares, as applicable) should be the same as the KGaA Shares substituted therefore (or ADSs representing such shares, as applicable).

5.4.3	Taxation of the Company after the Conversion

After the Conversion, FME AG will continue to be subject to German Corporation Tax, plus Solidarity Surcharge (Solidaritätszuschlag), and Trade Tax. Thus, the Conversion does not result in a system change regarding the taxation of the Company.

5.4.4	Taxation of executive remuneration

After the Conversion, remuneration paid to members of the AG Management Board will be deductible for German Corporation Tax and Trade Tax purposes.

After the Conversion, 50% of the remuneration paid to members of the AG Supervisory Board is deductible for German Corporation Tax and Trade Tax purposes. To the extent the remuneration is paid to a member of the AG Supervisory Board who neither has its domicile (Wohnsitz) nor habitual residence (gewöhnlicher Aufenthaltsort) in Germany, it is subject to 31.65% German Withholding Tax (Steuerabzug) including Solidarity Surcharge unless a treaty to avoid double taxation between Germany and the AG Supervisory Board member's state of residence reduces Germany's right to tax such income.

Fresenius Medical Care AG & Co. KGaA

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6.	Future shareholding in FME AG

This section sets out the future shareholding of the Shareholders in FME AG. For this purpose, the key legal and statutory provisions currently applicable to FME KGaA are compared with those of the future FME AG, in particular the rights of the Shareholders and corporate governance.

6.1	General description of an AG

The AG is the standard legal form for large companies under German law and is particularly suitable for listed companies with a diversified shareholder structure. It has three statutory corporate bodies (management board, supervisory board and general meeting). In contrast to a KGaA, the AG does not have a general partner and further corporate bodies, such as the Joint Committee.

Compared to a KGaA, the corporate governance of an AG is characterized by more standardization. The KGaA is a hybrid legal form that combines elements of an AG and a limited partnership (Kommanditgesellschaft). Therefore, generally both stipulations of partnership law (under the HGB) and stipulations of the AktG apply to a KGaA. While the AktG mostly provides for mandatory law, the partnership law leaves more room for deviating provisions. Following the Conversion, these stipulations under partnership law will cease to apply to the Company.

6.2	General comparison of KGaA and AG

6.2.1	General stipulations

In a KGaA, the legal relationship of the general partners between each other (if there are more than one) and towards the entirety of the limited liability shareholders as well as towards third parties is governed by the stipulations of the HGB regarding the limited partnership (section 278(2) AktG). Especially, this includes general partners' authority to manage the affairs of the company and to represent it. Apart from that, the stipulations of the AktG on the AG (sections 1 to 277 AktG) apply mutatis mutandis to the KGaA (section 278(3) AktG), unless the specific stipulations of the AktG on the KGaA (sections 278 to 290 AktG) provide otherwise or to the extent the need for a deviation arises from the fact that a KGaA has a general partner who is responsible for managing the KGaA rather than a management board.

Fresenius Medical Care AG & Co. KGaA

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6.2.1.1	Share capital and shares

The share capital of both a KGaA and an AG, is denominated in a nominal amount in euros (section 6 AktG) and must amount to at least EUR 50,000.00 (section 7 AktG).

The shares of both a KGaA and an AG can be nominal value shares (Nennbetragsaktien) or no-par value shares (Stückaktien). In addition, the shares can be bearer shares (Inhaberaktien) or registered shares (Namensaktien). Registered shares can be subject to a transfer restriction (section 68(2) AktG). Both an AG and a KGaA can issue shares of different classes to the extent permitted by the AktG, preference shares (Vorzugsaktien) in particular. The issuance of multiple voting shares is currently neither possible for an AG nor for a KGaA under German law.

6.2.1.2	Registered office

The registered office of both a KGaA and an AG is determined by the articles of association and must be in Germany (section 5 AktG). It can only be changed by amending the articles of association (sections 179 et seqq., 5 AktG). An actual transfer of the administration of the Company (so-called administrative offices) to another location in Germany has no effect on the registered office.

6.2.1.3	Voting rights notifications

With respect to companies (both in the legal form of a KGaA and an AG) whose shares are admitted to trading on a regulated market, certain notification obligations concerning voting rights apply (sections 33 et seqq. WpHG). Persons who reach, exceed, or fall below certain voting rights thresholds from 3% to 75% must notify the issuer and the German Federal Financial Supervisory Authority (BaFin) as soon as possible. Under certain circumstances, voting rights may be attributed to other persons for the purpose of calculating these thresholds (section 34 WpHG). Rights from shares belonging to a person subject to the notification obligation or from which voting rights are attributed to her or him in accordance with section 34 WpHG do not exist for the period for which the notification obligations pursuant to section 33(1) or (2) WpHG are not fulfilled (section 44 WpHG).

6.2.2	Formation

The stipulations governing the formation of an AG (in particular adopting the articles of association, special benefits, formation expenses, founders, establishing the company, appointing the supervisory board, the management board and the auditor, formation report, formation audit, registration of the company, audit by the court and registration with the commercial register) are set out in sections 23 et seqq. AktG. Unless otherwise provided for in sections 279 to 283 AktG, the formation provisions applicable to an AG are also applicable to the formation of a KGaA (section 278(3) AktG). Special stipulations governing the formation of a KGaA take into account that at least one general partner must be involved in the formation of a KGaA.

Fresenius Medical Care AG & Co. KGaA

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A change of the legal form of both a KGaA and an AG is governed by sections 190 et seqq. UmwG. If a KGaA changes its legal form into an AG, the general partner(s) of the KGaA assume the position of the founders (first sentence of section 245(3) UmwG).

6.2.3	Legal relationships of the company and its shareholders

The main difference between a KGaA and an AG is that the KGaA has one or more general partners that have unlimited personal liability to third parties for the liabilities of the KGaA (section 278(1) AktG). If the general partners are legal entities with limited liability, they are liable for the liabilities of the KGaA exclusively with their corporate assets in accordance with the statutory stipulations applicable to them.

The AktG requires equal treatment of shareholders under equal conditions (section 53a AktG). This principle applies both to a KGaA (in conjunction with section 278(3) AktG) and to an AG.

Both a KGaA and an AG are prohibited from subscribing for treasury shares (section 56(1) AktG) and from returning contributions to their shareholders (section 57(1) AktG). In accordance with the principle of capital maintenance, acquiring treasury shares by an AG and a KGaA is only possible under certain conditions as set out in sections 71 to 71e AktG.

The appropriation of the balance sheet profits for the year and the formation of reserves are governed by section 58(1) to (3) AktG for both legal forms. The shareholders' entitlement to the balance sheet profits follows from the first sentence of section 58(4) AktG. Advance payments on the balance sheet profits are only possible under the conditions of section 59 AktG.

For both legal forms, the distribution of balance sheet profits is generally based on the shares of the shareholder, although the articles of association may determine a different way of distributing profits (section 60(3) AktG). The distribution of profits between the two groups of shareholders of a KGaA, i.e. general partner(s) and limited liability shareholders, is based on section 278(2) AktG in conjunction with section 168(1) HGB, unless the articles of association provide for a different distribution of profits.

Fresenius Medical Care AG & Co. KGaA

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6.2.4	Corporate governance of the company

A KGaA has one or more general partners (sections 278(1) and (2) and 283 AktG, sections 161(2), 114 and 115 HGB), a supervisory board (sections 278(3), 95 to 116 and 287 AktG) and a general meeting (sections 278(3), 285 and 118 to 149 AktG). The articles of association of a KGaA can create additional corporate bodies which are not required by law (such as a joint committee). However, these amendments to the articles of association are subject to the approval of the general partners (first sentence of section 285(2) AktG).

Compared to that, an AG has a management board (sections 76 to 94 AktG), a supervisory board (sections 95 to 116 AktG) and a general meeting (sections 118 to 149 AktG) as its three mandatory corporate bodies. In contrast to the KGaA, it is not permissible to establish additional corporate bodies in an AG's articles of association.

6.2.4.1	Management body

(a)	Size and composition of the management body

The KGaA can have one or more general partners which manage the company's business (section 283 and 278(2) AktG, sections 161(2), 114 and 115 HGB). The general partner of a KGaA can be a natural person, a partnership or a legal entity (as it is the case with FME KGaA). General partners of a KGaA receive their position as a corporate body by virtue of their special shareholder position ("born corporate body (geborenes Gesellschaftsorgan)").

The management body of an AG is the management board whose members are appointed by the supervisory board ("appointed corporate body (gekorenes Gesellschaftsorgan)"). The management board may consist of one or more persons (first sentence of section 76(2) AktG). If the company has a share capital of more than EUR 3 million, the management board must consist of at least two persons, unless the articles of association stipulate that it consists of one person (see the second sentence of section 76(2) AktG).

Fresenius Medical Care AG & Co. KGaA

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Special rules apply to listed (börsennotierte) AGs (section 3(2) AktG), i.e. whose shares are admitted to trading on a regulated market, which at the same time are subject to parity co-determination under the MitbestG. The management board of such companies must be composed of at least one female and at least one male member if it consists of more than three members (section 76(3a) AktG).

(b)	Management of the company

The business of a KGaA is managed by its general partners in their own responsibility (sections 278(2) and 283 AktG, sections 161(2), 114 and 115 HGB). If the general partners are legal entities, they act through their management bodies. If the KGaA has several managing general partners, each of them is authorized to manage the business individually unless the articles of association provide otherwise (sections 278(2) AktG, 161(2) and 115 HGB). In general, the power to manage the company extends to all actions that are involved in the ordinary course of business (sections 278(2) AktG, 161(2) and 116(1) HGB). Unless the articles of association provide otherwise, extraordinary transactions may only be undertaken if all general partners agree and, in addition, the general meeting gives its consent (section 278(2) AktG, first sentence of section 164, sections 161(2) 116(2) HGB).

In an AG, the management board manages the company's business in its own responsibility (section 76(1) AktG). Where the management board consists of several persons, all members of the management board have authority to manage the affairs of the company only jointly (first sentence of section 77(1) AktG). The articles of association or the rules of procedure for the management board may deviate from this; however, they may not stipulate that, in the case of differences of opinion on the management board, one or several members of the management board may take a decision overriding the view held by the majority of its members (see the second sentence of section 77(1) AktG).

(c)	Representation of the company

The KGaA is represented in and out of court by the general partners. Subject to deviating provisions in the articles of association, each general partner may individually represent the company (section 278(2) AktG, sections 170, 161(2) and 125(1) HGB).

The AG is represented in and out of court by the management board (first sentence of section 78(1) AktG). Subject to deviating provisions in the articles of association, all members of the management board are only authorized to represent the company jointly (first sentence of section 78(2) AktG). However, the articles of association may stipulate that individual members of the management board are authorized to represent the company alone or jointly with an officer with statutory power of attorney (Prokurist) (first sentence of section 78(3) AktG).

Fresenius Medical Care AG & Co. KGaA

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(d)	Appointment and dismissal of the management body / duration of mandates

The general partners of a KGaA manage the company without a limitation in time, beginning from the company's formation or beginning from the admission of the general partner to the company by way of a corresponding amendment to the articles of association. The general partners may withdraw based on statutory stipulations (section 289(1) AktG, sections 161(2) and 131(3) HGB) or be excluded (section 289(1) AktG, sections 161(2) and 140 HGB) or withdraw based on provisions in the articles of association (section 289(5) AktG).

The management board members of an AG are appointed by the supervisory board for a maximum term of five years (as specified in the articles of association) (first sentence of section 84(1) AktG). A reappointment or the extension of the term of office, in each case for a maximum of five years, is permissible subject to any provisions in the articles of association (second sentence of section 84(1) AktG). This requires a new resolution by the supervisory board, which may be adopted at the earliest one year prior to expiry of the current term of office (third sentence of section 84(1) AktG).

The supervisory board may revoke the appointment of a management board member for good cause (wichtiger Grund) pursuant to the first sentence of section 84(4) AktG. Good cause can be gross dereliction of duties, inability to properly manage the company's affairs, or a vote of no confidence by the general meeting, unless the confidence has been withdrawn on evidently unobjectively grounds (second sentence of section 84(4) AktG).

(e)	Remuneration of members of the management body

The statutory provisions governing the KGaA assume that the management activities of the general partners of the KGaA are compensated by a share in profits. However, the law recognizes agreements on remuneration that do not depend on the company's profits (section 288(3) AktG). The general partners may also be excluded from participating in the profits of the company. Such determination of remuneration requires a basis in the articles of association, whereby a determination of the remuneration in principle is sufficient.

Fresenius Medical Care AG & Co. KGaA

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If the general partner of a KGaA is an AG, the remuneration of the management board members of the general partner is also governed by section 87 AktG. Pursuant to section 87(1) AktG, the supervisory board determines the overall remuneration of the individual management board members and must ensure that it is appropriate in relation to the tasks and performance of the management board members and to the situation of the company and that, unless particular reasons so require, the customary remuneration is not exceeded. The supervisory board of the general partner (and not the supervisory board of the KGaA) determines the compensation of the management board members and thereby is subject to the requirements of section 87(1) AktG. For listed companies (section 3(2) AktG), the components of the remuneration must be oriented towards the promotion of a sustainable and long-term development of the company (second sentence of section 87(1) AktG).

Sections 87a, 120a and 162 AktG stipulate additional requirements regarding the management board remuneration in listed companies (section 3(2) AktG). These provisions are directly applicable to an AG. Although it is disputed in legal literature and not decided by court judgments, pursuant to voices in legal literature and market practice sections 87a, 120a and 162 AktG are also applicable to the management board members of the general partner of a KGaA. On this basis, the first sentence of section 87a(1) AktG requires that a clear and comprehensible system for the remuneration of the management board members of the general partner must be adopted. While the supervisory board of a KGaA is competent and responsible for the submission of the compensation system to the general meeting of the KGaA for approval, the supervisory board of the KGaA's general partner determines the compensation and the compensation system of the management board of the general partner. In addition, the general meeting of listed companies (section 3(2) AktG) must resolve on the approval of the compensation system for the management board members each time the compensation system is materially amended (but at least every four years) (first sentence of section 120a(1) AktG). However, such resolution adopted on the remuneration system does not create any rights or obligations (second sentence of section 120a(1) AktG). Furthermore, the general partner and the supervisory board of a KGaA as well as the management board and supervisory board of an AG must annually prepare a compensation report pursuant to section 162 AktG.

Fresenius Medical Care AG & Co. KGaA

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(f)	Non-competition clause

Both the general partners of a KGaA (first sentence of section 284(1) AktG) and the management board members of an AG (first sentence of section 88(1) AktG) are subject to a non-competition clause.

(g)	Reports to the supervisory board

The management board of an AG is subject to the same reporting requirements towards the supervisory board as the general partners of a KGaA. For the management board of an AG, these requirements are set out in section 90 AktG, which also applies to the general partners of a KGaA pursuant to section 283, no. 4 AktG.

Pursuant to the first sentence of section 90(1) AktG, the management board must submit reports to the supervisory board on

•	the intended business policy and other fundamental issues of corporate planning (in particular financial, investment and personnel planning), whereby deviations of the actual development from previously reported targets are to be addressed, stating the reasons;

•	the profitability of the company, in particular the return on equity;

•	the course of business (in particular sales) and the situation of the company; and

•	transactions which may be of significant importance for the profitability or liquidity of the company.

If the company is a parent company, the report must also cover subsidiaries and joint ventures (see the second sentence of section 90(1) AktG). Moreover, a report must be submitted to the chairperson of the supervisory board for any other important reason (see the third sentence of section 90(1) AktG).

The AktG provides for a regular cycle for certain reports. In addition, the supervisory board has the right at any time to request a report on the affairs of the Company, on its legal and business relations with affiliated companies and on business transactions at these companies which may have a significant influence on the situation of the company (first sentence of section 90(3) AktG). An individual member of the supervisory board may also request a report, but only to the supervisory board (second sentence of section 90(3) AktG). The reports must comply with the principles of conscientious and faithful accounting (first sentence of section 90(4) AktG). The reports shall be submitted as promptly as possible and, except for the reports pursuant to the third sentence of section 90(1) AktG, generally in text form (second sentence of section 90(4) AktG). Each member of the supervisory board has the right to take note of the reports (first sentence of section 90(5) AktG).

Fresenius Medical Care AG & Co. KGaA

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6.2.4.2	Supervisory board

(a)	Size and composition of the supervisory board

Pursuant to section 95 AktG, the supervisory board of an AG consists of three members, unless specified otherwise by the articles of association or co-determination rules. In accordance with the first sentence of section 7(1) MitbestG, the supervisory board of a company which is subject to parity co-determination is composed as follows:

The supervisory board of a company with usually

•	no more than 10,000 employees must be composed of six members representing the shareholders and six members representing the employees;

•	more than 10,000 but not more than 20,000 employees must be composed of eight members representing the shareholders and eight members representing the employees;

•	more than 20,000 employees must be composed of ten members representing the shareholders and ten members representing the employees.

For the consequences of the Conversion on employee co-determination in the supervisory board, see section 4.3.13.9 above.

In addition, pursuant to the first sentence of section 96(2) AktG, the supervisory board of both KGaAs and AGs must be composed of at least 30% female and at least 30% male members if the company is listed (section 3(2) AktG) and subject to parity co-determination.

Fresenius Medical Care AG & Co. KGaA

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(b)	Status procedure regarding composition of the supervisory board

The provisions of the so-called status procedure apply both to a KGaA and an AG. The status procedure must be initiated if the applicable co-determination regime changes or if it is disputed or uncertain whether the supervisory board is composed in accordance with the statutory provisions applicable to it (cf. sections 97, 98 and 99 AktG).

(c)	Personal requirements for members of the supervisory board

The personal requirements set forth in section 100 AktG apply both to the supervisory board of a KGaA and of an AG.

(d)	Election of the supervisory board members

Both the supervisory board members of a KGaA and an AG are elected by the company's general meeting, unless they are to be appointed (entsendet) to the supervisory board (section 101(2) AktG) or are to be elected as employee representatives in accordance with the applicable co-determination rules (first sentence of section 101(1) AktG).

Pursuant to the first sentence of section 101(2) AktG, the articles of association of both a KGaA and an AG may establish a right for certain shareholders or for the respective holders of certain shares to appoint members to the supervisory board (Entsendungsrecht). Such appointment rights may be granted for a total of no more than one third of the number of supervisory board members representing the shareholders resulting from law or the articles of association (fourth sentence of section 101(2) AktG). The appointment right is a special right within the meaning of section 35 BGB and can therefore only be withdrawn from the beneficiary with the beneficiary's consent by amending the articles of association.

Pursuant to the second sentence of section 285(1), no. 1, the general partner of a KGaA is barred from voting, both for itself and for third parties, on the election and dismissal of supervisory board members. The legal literature extends this voting ban to the management board members of a general partner. In addition, according to strong voices in the legal literature, the voting ban also applies to the controlling shareholder of a general partner. These voting prohibitions do not apply to the supervisory board elections of an AG.

With respect to the election and appointment of the AG Supervisory Board members, see sections 3.2.3, 4.3.9 and 4.3.13.9 above.

Fresenius Medical Care AG & Co. KGaA

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(e)	Term of office

The term of office of the supervisory board members of an AG is governed by the same provisions that apply to the term of office of supervisory board members of a KGaA pursuant to sections 278(3), 102 AktG. Unless the general meeting has set a shorter term, the supervisory board members are elected for a term that expires at the end of the general meeting formally approving the acts (Entlastung) of the supervisory board for the fourth fiscal year following the commencement of the member's term of office, not including the fiscal year in which the term commences (second sentence of section 102(1) AktG).

(f)	Dismissal

In principal, the dismissal of supervisory board members of a KGaA and of an AG is governed by the same regime (except for the voting bans on the general partner; see section (d) above). Pursuant to section 103(1) AktG, subject to certain exceptions, supervisory board members who have been elected by the general meeting may be dismissed by the general meeting – subject to a provision to the contrary in the articles of association – by a majority of at least 75% of the votes cast (second sentence of section 103(1) AktG). A member of the supervisory board who has been appointed to the supervisory board on the basis of an appointment right in the articles of association may be removed at any time and be replaced by another member by the person having the appointment right. If the conditions for the appointment right set out in the articles of association have ceased to exist, the general meeting may dismiss the appointed member by a simple majority. In addition, at the request of the supervisory board, the competent court must dismiss a supervisory board member if there is good cause; the supervisory board decides on the request by simple majority (second sentence of section 103(3) AktG). Employee representatives on the supervisory board with parity co-determination may also be dismissed under the requirements of section 23 MitbestG.

(g)	Appointment by the court

If the supervisory board of an AG or KGaA has fewer members than the number required for a quorum, the competent court must, upon application, supplement it to this number (first sentence of section 104(1) AktG). If the supervisory board has fewer members than the number stipulated by law or by the articles of association for more than three months, the court must supplement it to this number upon application (first sentence of section 104(2) AktG); in urgent cases, the court must supplement the supervisory board upon application even before the expiry of the deadline (second sentence of section 104(2) AktG). Specifically, such an urgent case always exists if a supervisory board with parity co-determination does not have all the members that it is required to have by law or by the articles of association (section 104(3), no. 2 AktG).

Fresenius Medical Care AG & Co. KGaA

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(h)	Incompatibility of membership of the management body and the supervisory board

Pursuant to section 287(3) AktG, the general partners (and, according to the legal literature, the management board members of a general partner) of a KGaA cannot be appointed as member(s) of the supervisory board of the KGaA. According to strong voices in legal literature, this principle of incompatibility also applies to controlling shareholders of the general partner (and its management board members).

After the Conversion, these incompatibility rules would cease to apply. However, in an AG no person may be a member of the management board and supervisory board at the same time (section 105(1) AktG).

(i)	Internal order – chairperson of the supervisory board

Both in a KGaA and an AG, the election of the chairperson of the supervisory board is, in principle, governed by the first sentence of section 107(1) AktG, i.e., the supervisory board elects the chairperson and the deputy chairperson from among its members in accordance with the stipulations of the articles of association.

To companies which are subject to parity co-determination, the special provision of section 27 MitbestG applies. Pursuant to section 27(1) MitbestG, the chairperson of the supervisory board and his or her deputy are elected by a majority of two thirds of the supervisory board members. However, if this majority required is not achieved in the election of the chairperson of the supervisory board or his or her deputy, a second ballot shall be held (first sentence of section 27(2) MitbestG). In this ballot, the shareholder representatives elect the chairperson and the employee representatives elect the deputy chairperson of the supervisory board, each by a majority of the votes cast (second sentence of section 27(2) MitbestG).

(j)	Internal order – committees

Both in the legal form of a KGaA and an AG, the supervisory board of companies of public interest must form an audit committee (Prüfungsausschuss) (section 107(4) AktG). Companies of public interest include companies whose shares are admitted to trading on a regulated market (sections 316a and 264d HGB). As applicable, Rule 10A-3 under the Exchange Act (the SEC audit committee rule) also requires companies whose shares are listed on a US securities exchange to maintain an audit committee consisting solely of independent directors.

Fresenius Medical Care AG & Co. KGaA

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In companies which are subject to parity co-determination under the MitbestG, the supervisory board must form a committee to perform the duty specified in the first sentence of section 31(3) MitbestG immediately after the election of the chairperson and the deputy chairperson of the supervisory board (first half-sentence of section 27(3) MitbestG). This so-called Mediation Committee must be composed of the chairperson of the supervisory board, the deputy chairperson of the supervisory board as well as one member elected by the employee representatives and one member elected by the shareholder representatives of the supervisory board (second half-sentence of section 27(3) MitbestG). The duty set out in the first sentence of section 31(3) MitbestG consists of making a proposal to the supervisory board for the appointment of management board members if such a resolution has not been adopted within one month by the required majority of at least two thirds of the votes of the members of the supervisory board.

Pursuant to the second sentence of section 31(1) MitbestG, these stipulations do not apply to a KGaA; according to the prevailing view in legal literature, this also applies to an atypical KGaA, i.e., if the general partner is not a natural person but a legal entity (corporation).

The supervisory board of both a KGaA and an AG may decide in its own discretion to form further committees (first sentence of section 107(3) AktG).

(k)	Internal order – decision-making at the supervisory board

The supervisory board of both a KGaA and an AG generally constitutes a quorum if at least half of the members of which it must consist in total pursuant to law and the articles of association participate in the adoption of the resolution, whereby deviating provisions in the articles of association are permissible (see the second sentence of section 108(2) AktG); in any case, however, at least three members must participate in the adoption of the resolution (see the third sentence of section 108(2) AktG). For companies that are subject to parity co-determination, the first sentence of section 28 MitbestG also requires that at least half of its members of which it must consist participate in the adoption of the resolution; according to legal literature, this provision is binding and may not be altered by the articles of association. Resolutions of the supervisory board generally require a majority of the votes cast in order to be effective. The chairperson of the supervisory board may in principle be granted a second voting right both at the AG and at the KGaA. In a company that is subject to parity co-determination, the chairperson of the supervisory board, in the case of a tie, has by law a second vote in a new vote on the same matter if this also results in a tie (first sentence of section 29(2) MitbestG).

Fresenius Medical Care AG & Co. KGaA

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(l)	Convening of the supervisory board

Both in a KGaA and an AG, any member of the supervisory board may request that the chairperson of the supervisory board convene the supervisory board without undue delay, stating the purpose and reasons for doing so (first sentence of section 110(1) AktG). If the meeting does not take place within two weeks, the member of the supervisory board itself or the management board may convene the supervisory board, while including a notice of the facts and circumstances and an agenda with the invitation convening the supervisory board (second sentence of section 110(1) AktG, section 110(2) AktG).

(m)	Tasks and rights of the supervisory board

In the case of a KGaA, the supervisory board supervises and advises the management body, i.e., the general partner(s) (sections 278(3) and 111(1) AktG). The supervisory board of an AG has the duty to supervise and advise the management board as the corporate body responsible for managing the company (section 111(1) AktG).

Pursuant to the first sentence of section 111(3) AktG, the supervisory board of a KGaA or AG is obliged to convene a general meeting if the interests of the company require it. Measures relating to the management of the company cannot be transferred to the supervisory board, neither in the case of an AG nor in the case of a KGaA (first sentence of section 111(4) AktG).

In principle, only the articles of association of a KGaA can stipulate that and, if applicable, which types of transactions are subject to the approval of the supervisory board (except for approval requirements for related party transactions; see section 6.2.12 below). The supervisory board of a KGaA itself has no authority to make further transactions subject to its approval. In contrast, either the articles of association or the supervisory board of an AG must specify the types of transactions for which the supervisory board must give its approval (second sentence of section 111(4) AktG).

Fresenius Medical Care AG & Co. KGaA

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Moreover, the supervisory board of a KGaA cannot decide who the company's general partners shall be without a provision in the articles of association, nor can it withdraw the general partners' management and representation powers. The supervisory board of a KGaA also has no authority to issue rules of procedure for the general partners or – if they are legal entities – for their executive bodies without a corresponding provision in the articles of association. In an AG, the supervisory board appoints and dismisses the members of the management board (section 84 AktG). The supervisory board of an AG also may adopt rules of procedures for the management board (first sentence of section 77(2) AktG).

In an AG, the supervisory board usually approves and thus adopts the annual unconsolidated financial statements pursuant to the first sentence of section 172 AktG, unless the management and supervisory board decides to leave to the general meeting. In a KGaA, the annual unconsolidated financial statements (Jahresabschluss) are to be adopted (festgestellt) by the general meeting with the approval of the general partners (section 286(1) AktG).

(n)	Duty of care and duty of confidentiality

In the performance of its duties, the supervisory board of both a KGaA and an AG must apply the duty of care of a prudent and conscientious member of the supervisory board (first sentence of section 116 AktG in connection with the first sentence of section 93(1) AktG and for the KGaA in conjunction with section 278(3) AktG). The same applies to the duty of confidentiality of the members of the supervisory board pursuant to the second sentence of section 116 AktG.

(o)	Representation of the company towards the members of the management bodies

In the case of a KGaA, the supervisory board generally represents the limited liability shareholders in their entirety in legal disputes with the general partners (first sentence of section 287(2) AktG). In addition, the supervisory board is generally authorized to represent the company in legal transactions with the general partners (sections 278(3) and 112 AktG).

Fresenius Medical Care AG & Co. KGaA

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The supervisory board of an AG represents the company towards the management board members in and out of court (section 112 AktG).

(p)	Remuneration of supervisory board members, contracts with supervisory board members, loans granted to supervisory board members

Sections 113 to 115 AktG which govern the remuneration of supervisory board members, contracts with supervisory board members and the granting of loans to supervisory board members apply to both a KGaA and an AG. Pursuant to the second sentence of section 113(1) AktG, the remuneration of the supervisory board can be determined either in the articles of association or by a resolution of the general meeting. Pursuant to the first sentence of section 113(3) AktG, the general meeting of listed companies (section 3(2) AktG) must resolve on the remuneration of supervisory board members at least every four years, with a resolution confirming the remuneration being permissible (first half-sentence of the first sentence of section 113(3) AktG).

6.2.4.3	General meeting

(a)	Rights of the general meeting

The powers of the general meeting of a KGaA are basically the same as those of the general meeting of an AG. In addition to the competences of the general meeting arising from the AktG, the general meeting of a KGaA also has competences arising from partnership law. Specifically, the general meeting of a KGaA must approve extraordinary management measures and transactions of fundamental importance (section 278(2) AktG, first sentence of section 164, sections 161(2), 114 and 116(2) HGB), a right which, however, can be restricted or repealed in the articles of association. These partnership law provisions do not apply to an AG.

Moreover, a substantial difference between a KGaA and an AG is that the supervisory board of an AG (whose members representing the shareholders are elected by the general meeting) has additional functions compared to the supervisory board of a KGaA, in particular the right to appoint and dismiss the management board members and to make major transactions subject to its approval. In addition, compared to a KGaA, there are no general partners which must approve certain matters resolved by the general meeting of an AG. Further, in contrast to a KGaA, the general meeting of an AG does, in general, not resolve on the adoption of the annual unconsolidated financial statements. Such adoption is usually made by the supervisory board of the AG (see section 6.2.4.2(m) above). Subsequently, the annual unconsolidated financial statements are merely submitted to the general meeting of an AG without the need for a resolution. With respect to the consolidated financial statements, on the other hand, there are no differences between KGaA and AG; in both cases, the consolidated financial statements are approved by the supervisory board.

Fresenius Medical Care AG & Co. KGaA

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(b)	Voting rights

The voting rights of the limited liability shareholders of a KGaA and the shareholders of an AG are both governed by sections 134 to 137 AktG.

If the general partners of a KGaA hold limited partnership shares, they are entitled, in general, to exercise the voting rights from these limited partnership shares in the general meeting, but are subject to certain restrictions. The general partners are barred from voting on the election and dismissal of the supervisory board, the formal approval of the acts of the general partners and the members of the supervisory board, the appointment of special auditors, the assertion of claims for damages and the waiver of such claims and the election of statutory auditors (second sentence of section 285(1) AktG). The legal literature extends this voting ban to the members of the management board of a general partner. In addition, according to strong voices in the legal literature, the voting ban also applies to the controlling shareholder of a general partner.

Since an AG does not have a general partner, there are no equivalent provisions applying to an AG. However, pursuant to the first sentence of section 136(1) AktG, no person may exercise voting rights for herself or himself or for another person when a resolution is passed as to whether she or he is to be discharged or released from a liability or whether the company is to assert a claim against her or him. For shares from which the shareholder cannot exercise the voting right, the voting right can also not be exercised through another person pursuant to the second sentence of section 136(1) AktG.

(c)	Convening of the general meeting

Instead of the general partner in the case of a KGaA, the management board of an AG is authorized to convene the general meeting of the company (first sentence of section 121(2) AktG). The supervisory board (of both a KGaA and an AG) must convene a general meeting if the company's interests so require (first sentence of section 111(3) AktG). Furthermore, the articles of association can also provide the right to convene the general meeting to other persons (see the third sentence of section 121(2) AktG).

Fresenius Medical Care AG & Co. KGaA

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(d)	Convening of the general meeting at the request of a minority and additions to the agenda at the request of a minority

Both in a KGaA and in an AG, the general meeting must be convened if shareholders whose shares together amount to 5% of the share capital request this in writing, stating the purpose and the reasons (first sentence of section 122(1) AktG). The applicants must submit prove that they have held the shares for at least 90 days prior to the date of receipt of the request and that they will hold the shares until the management board has decided on the request (see the third sentence of section 122(1) AktG).

In the same way, shareholders whose shares together amount to 5% of the share capital or the proportionate amount of the share capital of EUR 500,000 may request that items are added to the agenda of a general meeting and published (first sentence of section 122(2) AktG). If the request is not complied with, the court may authorize the shareholders who made the request to convene the general meeting or to publish the additional agenda items (first sentence of section 122(3) AktG).

(e)	Organization and procedure of the general meeting

Both in a KGaA and an AG, organization and procedure of the general meeting is covered by sections 118 et seqq. AktG.

(f)	Shareholders' right to information, speech and questions at the general meeting

The annual financial statements together with the notes and the management report of the management board (section 175(2) AktG) and the report of the supervisory board (section 171(2) AktG) form the basis for the information of the shareholders in the annual general meeting. In addition, both in a KGaA and an AG, every shareholder has an information right at the general meeting, irrespective of the size of their shareholding, if the information is necessary for the proper assessment of the agenda of the meeting (cf. section 131 AktG). The management board may only refuse to provide information under certain circumstances listed in section 131(3) AktG.

(g)	Resolutions of the general meeting

Resolutions of the general meeting (of both a KGaA and an AG) require a majority of the votes cast (simple majority of votes), unless the law or the articles of association determine a larger majority or further requirements (section 133(1) AktG).

Fresenius Medical Care AG & Co. KGaA

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Resolutions amending the articles of association require a majority of at least 75% of the share capital represented at the time of the vote, as well as a simple majority of the votes cast (first sentence of section 179(2), section 133(1) AktG). The articles of association may provide for deviating majority requirements, but only for a larger capital majority for certain resolution items, such as the change of the company's corporate object (see the second sentence of section 179(2) AktG), resolutions on the exclusion of subscription rights, the creation of authorized and conditional capital, corporate measures, such as mergers or spin-offs, the conclusion of intercompany agreements or the dissolution of the company.

In a KGaA, certain resolutions of the general meeting additionally require the consent of the general partners (first sentence of section 285(2) AktG and the second sentence of section 286(1) AktG). This approval requirement applies to all matters for which, in the case of a limited partnership, the consent of both the general partners and the limited partners is required (first sentence of section 285(2) AktG). There is no corresponding requirement in an AG.

(h)	Special audit

The stipulations for special audits (Sonderprüfungen) (sections 142, 258 and 315 AktG) apply to both a KGaA and an AG.

(i)	Assertion of claims for damages against corporate bodies / shareholder lawsuits

For both a KGaA and an AG, the assertion of claims for damages against corporate bodies on the instigation of the general meeting is governed by sections 147 to 149 AktG.

6.2.5	Annual unconsolidated financial statements / consolidated financial statements

In the case of a KGaA, the financial statements are prepared by the general partners (sections 283, no. 9 and 10 in conjunction with sections 242, 246, 290 HGB). In an AG, the management board must prepare the financial statements. The general partner/management board must submit the financial statements to the supervisory board, together with a proposal for the appropriation of profits (sections 283 no. 9 and 10, 170 AktG). The supervisory board must review the financial statements and submit a report on its review to the general meeting (section 171 AktG).

Fresenius Medical Care AG & Co. KGaA

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In an AG, the supervisory board usually approves and thereby adopts the annual unconsolidated financial statements, unless the management board and supervisory board resolve to leave the approval to the general meeting (first sentence of section 172 AktG). The approved financial statements are submitted to the general meeting. In contrast, in a KGaA, it is always the general meeting that adopts the annual unconsolidated financial statements with approval of the general partner (section 286(1) AktG).

6.2.6	Appropriation of the balance sheet profits

In the case of both a KGaA and an AG, the annual general meeting resolves on the appropriation of the balance sheet profits (first sentence of section 174(1) AktG). In the case of an AG, the annual general meeting decides on the proposal of the management board and the supervisory board; in the case of a KGaA, the annual general meeting decides on the proposal of the general partner and the supervisory board. Only the balance sheet profits for the fiscal year in question, which is shown in the Company's annual unconsolidated financial statements prepared in accordance with the provisions of the HGB, are available for distribution as a dividend. In determining the balance sheet profits, the net income/loss for the year must be adjusted for any profit/loss carried forward from the previous year, withdrawals from the capital reserve, and withdrawals from and transfers to revenue reserves. The consolidated financial statements are not relevant for determining the balance sheet profits.

6.2.7	Measures for raising and reducing capital

In the case of a KGaA, capital contributions of the general partners can not only be made on the share capital against issuance of new shares, but also through contributions of cash or other assets which are determined in terms of amount and type in the articles of association (section 281(2) AktG). In the case of capital increases, therefore, both an increase in the share capital and an increase in the asset contribution may be considered. The creation or increase of general partner shares is governed solely by the law of the limited partnership (section 278(2) AktG).

In the case of an AG, equity can be raised by an increase of the share capital.

Fresenius Medical Care AG & Co. KGaA

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6.2.8	Invalidity and voidability of resolutions of the general meeting

The provisions on the invalidity and voidability of resolutions of the general meeting (sections 241 to 255 AktG) apply both to a KGaA and an AG.

In companies with parity co-determination, the contestation of the election of employee representatives in the supervisory board is governed by section 22 MitbestG.

6.2.9	Invalidity of the approved annual unconsolidated financial statements

The stipulations on the invalidity of the adopted annual unconsolidated financial statements (sections 256, 257 AktG) apply to both a KGaA and an AG.

6.2.10	Dissolution of the company

In the case of a KGaA, the dissolution of the company and the withdrawal of general partners are governed by section 289 AktG. Subject to the provisions in section 289 AktG, the provisions on the limited partnership are applicable to a KGaA, which include, among other things, a dissolution of the company as a result of a shareholder resolution or the opening of insolvency proceedings (sections 161(2), 131 HGB).

The dissolution of an AG is governed by sections 262 et seq. AktG. Section 262(1) AktG determines the events in which an AG is dissolved, including a resolution by the general meeting on the dissolution (requiring a majority of at least 75% of the share capital represented at the time of the vote (section 262(1), no. 2 AktG)) and the opening of insolvency proceedings for the company's assets (section 262(1), no. 3 AktG).

Both in a KGaA and an AG, liquidation is governed by the stipulations of sections 264 et seqq. AktG. For the KGaA, section 290 AktG includes a special provision regarding the person of the liquidator.

6.2.11	Affiliated companies

The stipulations for affiliated companies in sections 15 et seqq., 291 et seqq. AktG apply both to a KGaA and an AG.

Accordingly, if a KGaA or an AG concludes a domination and/or profit and loss transfer agreement (Beherrschungs- und/oder Gewinnabführungsvertrag), minority shareholders are entitled to the rights to appropriate compensation and settlement (sections 304, 305 AktG). Both in a KGaA and an AG, a squeeze-out of minority shareholders in return for appropriate cash compensation is possible under certain conditions (sections 327a et seqq. AktG).

Fresenius Medical Care AG & Co. KGaA

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Furthermore, sections 311 et seqq. AktG which govern de-facto groups apply to both a KGaA and an AG. However, the determination if the company is a "controlled company" within the meaning of section 17 AktG differs in a KGaA compared to an AG. Control over a KGaA is possible through the general partner. Therefore, the rights of a limited liability shareholder (even if such shareholder holds the majority of the share capital of the KGaA) can be limited due to the rights of the KGaA's general partners.

It is presumed by law that an AG is controlled by a company which holds the majority of the AG's share capital or voting rights (section 17(2) AktG in conjunction with section 16(1) AktG).

6.2.12	Provisions for related party transactions

Listed companies (section 3(2) AktG) both in the legal form of a KGaA and an AG are subject to stipulations governing related party transactions pursuant to sections 111a et seqq. AktG. Pursuant to section 111b AktG, significant transactions with related parties within the meaning of section 111a AktG can be subject to the approval of the supervisory board or a committee appointed by it. In a KGaA, the general partner is generally a related party. Pursuant to section 111c AktG, the listed company is, in principle, obliged to publish without delay the information on transactions with related parties that require approval pursuant to section 111b AktG. However, pursuant to section 111a(3), no. 2 AktG, a transaction is not considered to be a transaction with a related person if it requires a consent or authorization by the general meeting.

6.2.13	Judicial dissolution

The stipulations on the judicial dissolution of a KGaA and an AG can be found in sections 396 to 398 AktG.

6.2.14	Stipulations on penalties and fines

The stipulations on penalties and fines under stock corporation law (sections 399 et seqq. AktG) apply both to an AG and (mutatis mutandis pursuant to section 408 AktG) to a KGaA.

Fresenius Medical Care AG & Co. KGaA

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6.3	Legal structure of FME AG

Following the Conversion, the Company will continue to exist in its new legal form of an AG. FME AG's future corporate governance (simplified) can be illustrated as follows:

6.3.1	The corporate bodies of FME AG

FME AG will have the three mandatory corporate bodies of an AG (the AG Management Board, the AG Supervisory Board and the general meeting). The powers and responsibilities of these corporate bodies are determined by the AktG, the AG Articles of Association and the internal rules of procedure for the AG Management Board.

6.3.1.1	AG Management Board

The General Partner, which currently manages the Company, will exit the Company by operation of law as a result of the Conversion (section 247(2) UmwG). Instead of the General Partner, the AG Management Board, whose members are appointed by the AG Supervisory Board, will manage the business of the Company at its own responsibility in accordance with applicable law, the AG Articles of Association and the rules of procedure (Geschäftsordnung) for the AG Management Board (which will be adopted by the AG Supervisory Board). It will represent the Company towards third parties both before the courts and outside of court.

Fresenius Medical Care AG & Co. KGaA

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The AG Management Board will consist of at least two members who are appointed by the AG Supervisory Board. Simultaneous membership in the AG Management Board and AG Supervisory Board is not permitted. The current GP Management Board members do not automatically become AG Management Board members. However, it is expected that the AG Supervisory Board will appoint the members of the current GP Management Board as members of the AG Management Board. Pursuant to the first sentence of section 76(3a) AktG, the AG Management Board will have to be composed of at least one female and at least one male member following the Conversion (assuming that it continues to consist of more than three members in total), with no restrictions on the gender of the remaining members. The GP Management Board currently includes two male members and two female members, including Helen Giza as both Chair and Acting Chief Financial Officer.

Assuming that the AG Supervisory Board appoints the current GP Management Board members as AG Management Board members, it is intended to transfer their existing service agreements (including ancillary agreements) with the General Partner to FME AG. This should also apply to the existing long-term incentive plans ("LTIPs"). These plans provided so far that the performance shares held by the current or former GP Management Board members will forfeit in accordance with the terms of conditions of the LTIPs when the General Partner ceases to exercise the function of the general partner of the Company upon effectiveness of the Conversion. It is intended that the GP Supervisory Board will waive the relevant forfeiture provisions in the LTIPs before the Conversion becomes effective to avoid forfeiture of the performance shares.

6.3.1.2	AG Supervisory Board

Instead of two supervisory boards (the KGaA Supervisory Board and the GP Supervisory Board) FME AG will have only one supervisory board following the Conversion. The AG Supervisory Board will combine the functions of the two existing Supervisory Boards. There will then no longer be a need for a joint committee (consisting of members of each of the two current Supervisory Boards). Such an additional corporate body would not be permitted in an AG anyway. Hence, there is no equivalent to the current Joint Committee in the proposed AG Articles of Association.

Fresenius Medical Care AG & Co. KGaA

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The AG Supervisory Board will have the duty to supervise and advise the AG Management Board. It will not itself be authorized to manage the Company. Moreover, the AG Supervisory Board will appoint the AG Management Board members and agree on the terms of the service agreements with them. It will also adopt the rules of procedures for the AG Management Board. Such rules of procedure are required to contain a list of measures and transactions for which the AG Management Board requires the approval of the AG Supervisory Board, unless such a list is already included in the AG Articles of Association. Unlike the AG Supervisory Board, the KGaA Supervisory Board currently does not have the right to make certain types of measures and transactions subject to its approval. In addition, the AG Supervisory Board will typically approve and thus adopt the Company's annual unconsolidated financial statements.

Upon effectiveness of the Conversion, the current KGaA Supervisory Board members will lose their offices since the composition of the supervisory board changes due to the applicability of the MitbestG requiring employee participation in the supervisory boards on a basis of parity of certain German enterprises (see section 4.3.13.9 above for more information). Given the number of German-based employees of FME Group (usually more than 2,000 but less than 10,000 employees), the AG Supervisory Board will be composed of twelve members with equal representation of shareholders and employees.

Four of the six shareholder representatives of the AG Supervisory Board will be elected by the Company's shareholders at the EGM. Under the proposed AG Articles of Association, FSE KGaA is to be granted the Appointment Right for up to two of the six shareholder representatives of the AG Supervisory Board (as described under section 4.3.11(a) above). The Chair of the AG Supervisory Board (who, in the case of a tie in the AG Supervisory Board, has two votes in a new vote on the same matter if this also results in a tie) will be elected by the AG Supervisory Board. With a view to the current shareholding of FSE KGaA, the General Partner expects that Michael Sen, a representative of FSE KGaA, will be elected as Chair of the AG Supervisory Board.

The employee representatives of the AG Supervisory Board would be elected in accordance with the MitbestG.

In addition, the AG Supervisory Board will be required to be composed of at least 30% female and 30% male members (minimum proportion requirement). The minimum proportion must be fulfilled by the AG Supervisory Board as a whole (second sentence of section 96(2) AktG). If, prior to the election, the shareholder representatives or the employee representatives raise an objection with the chairperson of the AG Supervisory Board, based on a resolution adopted by a majority, against the fulfilment of the ratio by the AG Supervisory Board as a whole, the minimum proportion for this election shall be fulfilled separately by the shareholder representatives and the employee representatives (third sentence of section 96(2) AktG). In all cases, it shall be rounded up or down mathematically to full numbers of persons (fourth sentence of section 96(2) AktG). This will result in a minimum requirement in the AG Supervisory Board of four female and four male members each.

Fresenius Medical Care AG & Co. KGaA

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Pursuant to section 287(3) AktG, the general partner of a KGaA cannot (and, according to legal literature, also the management board members of the general partner cannot) be appointed as a supervisory board member(s) of the KGaA. According to strong voices in legal literature, this principle of incompatibility also applies to FSE KGaA (and the management board members of FMSE) as the controlling shareholder of the General Partner. Therefore, Michael Sen and Sara Hennicken as members of the management board of FMSE are currently barred from serving as members of the KGaA Supervisory Board and are only members of the GP Supervisory Board. After the Conversion, these incompatibility rules will cease to apply. Thus, members of FMSE's management board will become eligible to serve on the AG Supervisory Board.

The KGaA Supervisory Board proposed to elect the current members of the KGaA Supervisory Board Gregory Sorensen, M.D. und Pascale Witz, as well as Shervin J. Korangy and Dr Marcus Kuhnert, as shareholder representatives of the AG Supervisory Board (see item 2 of the agenda of the EGM attached as Annex 1 to this Report).

As a listed company (section 3(2) AktG), FME AG will continue to be obliged to form an audit committee pursuant to the first sentence of section 107(4) AktG. Furthermore, the Company must form a Mediation Committee to fulfil the duties set out in the first sentence of section 31(3) MitbestG (as described under section 6.2.4.2(j) above).

6.3.1.3	General meeting

The composition of the shareholders and, in principle, the competences of the general meeting remain unaffected by the Conversion. The limited liability shareholders retain their shares in the Company and become shareholders of FME AG. The general meeting of FME AG will continue to be the decision-making body of the shareholders and will have to resolve on certain matters, such as the election of the supervisory board members (shareholder representatives) (subject to FSE KGaA's Appointment Right), the appropriation of the balance sheet profits, the granting of formal approval for the acts of the members of the AG Management Board and AG Supervisory Board, elections of the statutory auditors, the approval of the compensation report, amendments to the AG Articles of Association, capital measures and transactions under the UmwG.

Fresenius Medical Care AG & Co. KGaA

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After the Conversion, the general meeting of FME AG will have the right to elect shareholder representatives to the AG Supervisory Board, subject to FSE KGaA's Appointment Right for up to two of the six shareholder representatives of the AG Supervisory Board (as described under section 4.3.11(a) above). The AG Supervisory Board will then have additional rights and duties compared to the KGaA Supervisory Board. This includes in particular the right to appoint and dismiss AG Management Board members and to make certain measures and transactions dependent upon its approval. In FME KGaA these rights and duties are exercised by the GP Supervisory Board. In addition, in contrast to a KGaA, there will be no general partner whose approval is required for certain matters resolved by the general meeting (as is the case with the Conversion). Further, unlike in a KGaA, FME AG's general meeting will no longer resolve on the adoption of the annual unconsolidated financial statements. The adoption of the annual unconsolidated financial statements will be effected by the approval by the AG Supervisory Board, unless the AG Management Board and AG Supervisory Board resolve otherwise. The unconsolidated annual financial statements will be merely submitted to the general meeting of FME AG without the need for a resolution. As in a KGaA, the general meeting of FME AG will resolve on the appropriation of the balance sheet profits but is bound to the adopted unconsolidated financial statements in this regard.

6.3.2	Explanation of the AG Articles of Association

6.3.2.1	Overview

The proposed AG Articles of Association attached as Annex 2 to this Report are based on the KGaA Articles of Association and mainly contain only those amendments that were legally required due to the Conversion, as well as several modifications and amendments that address the different legal form of the Company and, inter alia, FSE KGaA's Appointment Right (see sections 3.2.3 and 4.3.11(a) above). In addition, the AG Articles of Association were aligned with market standard articles of association of listed AGs.

Fresenius Medical Care AG & Co. KGaA

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The following overview contains a summary of selected points of view and is intended to provide an overview comparison of the KGaA Articles of Association with the proposed AG Articles of Association:

	KGaA Articles of Association	AG Articles of Association
Legal name	Fresenius Medical Care AG & Co. KGaA	Fresenius Medical Care AG
Registered office	Hof (Saale), Germany
Object of the Company

•           The development, production and distribution of, as well as the trading in, products, systems and procedures in the areas of medical care and health care, including dialysis and associated forms of treatment, as well as the provision of any services in such areas;

•           the projecting, planning, establishment, acquisition and operation of healthcare businesses, including dialysis centers, also in separate enterprises or through third parties as well as the participation in such dialysis centers;

•           the development, production, distribution of other pharmaceutical products and the provision of services in this field;

•           the provision of advice in the medical and pharmaceutical area as well as scientific information and documentation; and

•           the provision of laboratory services for dialysis and non-dialysis patients and homecare medical services.

	The Company will operate itself or through subsidiaries at home and abroad.	The Company may pursue its corporate objects, in whole or in part, through affiliated companies within the meaning of sections 15 et seqq. AktG or companies in which the Company holds an interest (including joint ventures).

Fresenius Medical Care AG & Co. KGaA

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	KGaA Articles of Association	AG Articles of Association
Share capital	EUR 293,413,449.00
Shares	293,413,449 ordinary bearer shares with no par value
Authorized capital

Authorized Capital 2020/I:

EUR 35,000,000.00 by issuing, on one or more occasions, up to 35,000,000 new ordinary bearer shares with no par value with a notional interest in the share capital of EUR 1.00 against cash contributions by August 26, 2025.

Exclusion of shareholders' subscription rights under the identical conditions set out in Article 4(3) of the KGaA Articles of Association and Article 4(3) of the AG Articles of Association.

Authorized Capital 2020/II:

EUR 25,000,000.00 by issuing, on one or more occasions, up to 25,000,000 new ordinary bearer shares with no par value with a notional interest in the share capital of EUR 1.00 against cash and/or non-cash contributions by August 26, 2025.

Exclusion of shareholders' subscription rights under the identical conditions set out in Article 4(4) of the KGaA Articles of Association and Article 4(4) of the AG Articles of Association.

Conditional capital

Conditional Capital 2011:

EUR 8,956,675.00 by issuing up to 8,956,675 new ordinary bearer shares with no par value to fulfill subscription rights issued under the "Stock Option Program 2011" on the basis of authorization granted by the annual general meeting on May 12, 2011

Management

The General Partner is responsible for the management of the Company.

The General Partner's management authority also includes extraordinary management measures. The shareholders' right to approve extraordinary management measures at the general meeting is excluded.

The General Partner is not authorized to transact business for its own account or for the account of third parties outside its duties in the Company.

The AG Management Board manages the Company in its own responsibility.

The AG Management Board consists of at least two members. Apart from that, the number of members of the AG Management Board is determined by the AG Supervisory Board.

The AG Supervisory Board may appoint one member of the AG Management Board as chairperson and another member as deputy chairperson and shall adopt rules of procedure for the AG Management Board.

Fresenius Medical Care AG & Co. KGaA

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	KGaA Articles of Association	AG Articles of Association
Representation	The Company is represented by the General Partner. Towards the General Partner, the Company is represented by the KGaA Supervisory Board.

The Company is legally represented by two members of the AG Management Board or by one member of the AG Management Board jointly with an officer with statutory power of attorney (Prokurist).

The AG Supervisory Board may, generally or in specific cases, exempt all or specific members of the AG Management Board from the prohibition of multiple representation (second alternative of section 181 BGB). Section 112 AktG remains unaffected.

Composition of the supervisory board	The KGaA Supervisory Board consists of six (6) members. All six (6) members are elected by the general meeting in accordance with the provisions of the AktG.	The AG Supervisory Board is composed of twelve members, of whom – subject to the existence of FSE KGaA's Appointment Right – six are to be elected by the general meeting and six are to be elected by the employees in accordance with the provisions of the MitbestG.

Fresenius Medical Care AG & Co. KGaA

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	KGaA Articles of Association	AG Articles of Association
Appointment Right	–	FSE KGaA is entitled to appoint up to two of the AG Supervisory Board members representing the shareholders if it holds at least 30% of the Company's share capital and entitled to appoint one member if it holds at least 15% of the Company's share capital. This right shall be exercised by written declaration to the AG Management Board.
Term of office of the members of the supervisory board	Maximum term of office until the end of the annual general meeting which resolves on the formal approval of the acts of the supervisory board members for the fourth fiscal year after the beginning of the term of office, not counting the fiscal year in which the term of office begins (unless the general meeting specifies a shorter term of office).
Establishment of the supervisory board	Following a general meeting in which all members of the KGaA Supervisory Board have been newly elected, the KGaA Supervisory Board shall meet without special notice and elect from among its members a chairperson and a deputy chairperson for the entire term of office of those elected as KGaA Supervisory Board members.	In accordance with section 27(1) and (2) MitbestG, the AG Supervisory Board shall elect a chairperson and a deputy chairperson from among its members for their term of office as members of the AG Supervisory Board unless a shorter term of office is determined at the time of election.
	If the chairperson or his deputy resigns his or her office before expiration of his term of office, the KGaA Supervisory Board shall immediately hold a new election to replace the resigning chairperson/deputy.	If the chairperson or the deputy chairperson resigns from office prematurely, this shall not affect the continuation of the office of the chairperson or the deputy chairperson. In this case, the AG Supervisory Board must elect, without undue delay (unverzüglich), a new chairperson or deputy chairperson for the remaining term of office.

Fresenius Medical Care AG & Co. KGaA

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	KGaA Articles of Association	AG Articles of Association
Convening of supervisory board	The meetings of the supervisory board shall be convened by the chairperson with fourteen (14) days' notice. The invitation shall specify the individual items on the agenda. In urgent cases, the notice period may be shortened appropriately.
Meetings of supervisory board	The meetings of the KGaA Supervisory Board can be held by personal attendance or by way of a video conference, in which individual or all members of the KGaA Supervisory Board participate. Outside of meetings, resolutions in writing, by electronic means of communication (for example email) or telephone are admissible, if this is ordered by the chairperson of the KGaA Supervisory Board, or in the event of his being unable to act, by his deputy.	The meetings of the AG Supervisory Board can be held by personal attendance or by way of a telephone or video conference and individual AG Supervisory Board members may participate in meetings by means of video and audio transmission or telephone. Outside of meetings, resolutions in writing, by electronic means of communication (for example email) or telephone are admissible, if this is ordered by the chairperson of the AG Supervisory Board, or in the event of his or her being unable to act, by his or her deputy.
Quorum of supervisory board	The supervisory board shall constitute a quorum if at least one half of the members of which it shall be composed take part in the adoption of the resolution.
Written votes of supervisory board members	If members of the supervisory board are prevented from attending meetings, they may have a written vote submitted by another member of the supervisory board. A vote submitted by means of electronic communication (e.g. e-mail) shall also be deemed to be a written vote. The submission of the written vote shall be deemed to be participation in the adoption of the resolution.

Fresenius Medical Care AG & Co. KGaA

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	KGaA Articles of Association	AG Articles of Association
Resolutions of the supervisory board

Resolutions of the KGaA Supervisory Board shall require a majority of the votes cast, unless otherwise provided by law or the KGaA Articles of Association. In the event of a tie, a new vote on the same subject shall be taken at the request of the chairperson of the KGaA Supervisory Board or another member of the KGaA Supervisory Board. In this vote, if it also results in a tie, the chairperson of the KGaA Supervisory Board – to the extent permitted by law also in KGaA Supervisory Board committees of which he is a member – shall have two (2) votes. The stipulations governing written votes (as described above) are applicable to the casting of the second vote.

The deputy of the chairperson of the KGaA Supervisory Board shall not be entitled to the second vote.

Unless provided otherwise by law, resolutions of the AG Supervisory Board shall require the majority of the votes cast.

In the event of a tied vote, the chairperson of the AG Supervisory Board has, in accordance with the first sentence of section 29(2) and the first sentence of section 31(4) MitbestG, two votes in a new vote in the same matter if this vote also results in a tie. If the chairperson is prevented from attending the meeting, the second vote can be submitted as a written vote (as described above).

The deputy chairperson shall not have the right to cast a second vote in the event of a tied vote (third sentence of section 31(4) MitbestG).

Rights and duties of the supervisory board

The KGaA Supervisory Board has all the rights and duties assigned to it by law, the KGaA Articles of Association or otherwise.

The KGaA Supervisory Board shall at all times have the right to supervise the entire management of the General Partner and accordingly to inspect and audit all books and records, including the minutes of the meetings of the management board of the General Partner, as well as the assets of the Company. This right of inspection and audit may also be asserted by each individual member of the KGaA Supervisory Board.

The AG Supervisory Board shall have all rights and duties assigned to it by law, the AG Articles of Association or otherwise. The members of the AG Supervisory Board are not bound by specific assignments or instructions.

The AG Supervisory Board shall be entitled, without resolution of the general meeting, to make any amendments to the AG Articles of Association which concern only the wording.

Fresenius Medical Care AG & Co. KGaA

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	KGaA Articles of Association	AG Articles of Association

If the company holds an interest in its General Partner, all rights of the Company arising from and in connection with this interest (for example, voting rights, information rights, etc.) shall be exercised by the KGaA Supervisory Board.

The KGaA Supervisory Board is authorized to make all amendments to the KGaA Articles of Association that affect only their wording without a resolution of the general meeting.

Rules of procedure	The KGaA Supervisory Board shall, within the statutory provisions and the KGaA Articles of Association, provide itself with rules of procedure which shall, in particular, also take account of the interests of the non-German speaking KGaA Supervisory Board members.	The AG Supervisory Board shall provide itself with rules of procedure.

Fresenius Medical Care AG & Co. KGaA

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	KGaA Articles of Association	AG Articles of Association
Committees of supervisory board

The KGaA Supervisory Board has an audit and corporate governance committee. The audit and corporate governance committee has at least three members and consists of independent members only.

The audit and corporate governance committee reviews the report of the General Partner on relations to affiliates without affecting the competence of the KGaA Supervisory Board.

The Supervisory Board shall form a Mediation Committee (Vermittlungsausschuss) and an Audit Committee (Prüfungsausschuss). It may form further committees from among its members and determine their powers in the rules of procedure for the AG Supervisory Board or in the rules of procedure enacted for the respective committee. Powers of the AG Supervisory Board to render decisions may – to the extent permitted by law – be delegated to such committees of the Supervisory Board (decision-making committees).

Each committee may elect a chairperson and a deputy chairperson from among its members unless such chairperson and deputy chairperson is chosen by the AG Supervisory Board.

Remuneration of the supervisory board

As remuneration, each member of the supervisory board shall receive a fixed fee for each full fiscal year.

The chairperson of the supervisory board and his deputy receive an additional remuneration. The same applies to members of committees. The chairperson of a committee receives a further additional annual remuneration.

	–	Members of the AG Supervisory Board who hold their offices as members of the AG Supervisory Board or a committee (or the office of chairperson or deputy chairperson) only for part of a full fiscal year shall receive a corresponding pro rata temporis remuneration.

Fresenius Medical Care AG & Co. KGaA

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	KGaA Articles of Association	AG Articles of Association
Joint committee	The Company has a joint committee consisting of two members of the GP Supervisory Board delegated by the General Partner and two members of the KGaA Supervisory Board (Joint Committee).	FME AG will not have a joint committee.
Convening the general meeting	General meetings must be convened at least within the statutory minimum periods.
Place of general meeting	The general meeting shall be held at the place where the registered office of the Company is located, in a German city where a stock exchange is situated or at the place where the registered office of a domestic affiliated company is located.
Virtual general meeting	The General Partner/AG Management Board is authorized to provide for the general meeting to be held without the physical presence of the shareholders or their proxies at the location of the general meeting (virtual general meeting). The authorization shall apply to the holding of virtual general meetings within a period of two years after registration of this provision of the Articles of Association with the commercial register.
Participation in general meeting

Only those shareholders who have registered and provided proof of their entitlement are entitled to attend the general meeting and to exercise their voting rights. Proof of entitlement requires proof of share ownership by the ultimate intermediary. The registration and the proof of entitlement must be received by the Company in text form in German or English at least six days before the general meeting at the address stated for this purpose in the notice convening the general meeting.

The members of the GP Management Board / AG Management Board and of the KGaA Supervisory Board /AG Supervisory Board should personally attend the general meeting. If it is not possible for a member of the supervisory board to attend at the place of the general meeting, in particular, because such member is abroad for cause, such member may participate in the general meeting by way of video and audio transmission.

Fresenius Medical Care AG & Co. KGaA

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	KGaA Articles of Association	AG Articles of Association
Chairing the annual general meeting	The general meeting shall be chaired by the chairperson of the supervisory board or, if he or she is prevented or at the request of the chairperson of the supervisory board, by another supervisory board member to be designated by the chairperson of the supervisory board. If and when no such designation has been made and the chairperson of the supervisory board is prevented, another member to be designated by the supervisory board shall preside over the general meeting.
Limitations of speaking time of shareholders in the general meeting	The chairperson is entitled to reasonably limit the speaking time of the shareholders and the time to ask questions, if such limitation is allowed by law.
Resolutions of the general meeting

The majorities of the votes cast and of the share capital represented in the passing of resolutions required for resolutions of the general meeting shall be determined in accordance with the statutory provisions, unless otherwise provided for in the KGaA Articles of Association. In the event of a tie, a motion shall be deemed denied.

To the extent that the resolutions of the general meeting are subject to the consent of the General Partner, the General Partner shall declare at the general meeting whether consent to the resolutions will be given or will be refused.

The majorities of the votes cast and of the share capital represented for the adoption of the resolution which are required for the resolutions of the general meeting shall be governed by the statutory provisions, unless otherwise provided for in these Articles of Association.

Notwithstanding the above, resolutions of the general meeting on the dismissal of AG Supervisory Board members elected by the general meeting shall be adopted by a simple majority of the votes cast.

Fresenius Medical Care AG & Co. KGaA

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	KGaA Articles of Association	AG Articles of Association
Annual financial statements

The General Partner shall prepare the annual financial statements and the management report for the preceding fiscal year within the first three months of the fiscal year, at the latest within the maximum period stipulated by mandatory legal provisions, and submit them to the KGaA Supervisory Board without delay. The General Partner may allocate in the annual financial statement a part of the annual net profit up to the half of the annual net profit to other revenue reserves.

The annual financial statements shall be adopted by resolution of the annual general meeting with the consent of the General Partner.

Simultaneously with the presentation of the annual financial statements and the management report, the General Partner shall submit to the KGaA Supervisory Board the proposal for the appropriation of the balance sheet profit.

The AG Management Board shall prepare the annual financial statements and the management report as well as, to the extent required by law, the consolidated financial statements and the group management report for the preceding fiscal year and submit the same to the AG Supervisory Board without undue delay together with a proposal for the resolution of the general meeting on the appropriation of the balance sheet profits.

Fresenius Medical Care AG & Co. KGaA

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	KGaA Articles of Association	AG Articles of Association
Appropriation of balance sheet profits	The disposition of the balance sheet profits is resolved on by the general meeting.

The appropriation of the balance sheet profits is resolved on by the general meeting.

The general meeting may resolve to make a distribution in kind instead of, or in addition to, a distribution in cash.

Upon expiration of a fiscal year, the AG Management Board may distribute to the shareholders an interim dividend, subject to the approval by the AG Supervisory Board and in accordance with section 59 AktG.

Formation expenses

The formation expenses (Notary's fees, court costs, costs of notification) amount up to DM 5,000.00 (in words: five thousand German Marks).

Additionally, the Company has to bear the expenses for the conversion of Fresenius Medical Care AG into Fresenius Medical Care AG & Co. KGaA in an amount of up to EUR 7,500,000.00 (in words: seven million five hundred thousand Euro).

	–	Additionally, the Company has to bear the expenses for the conversion of Fresenius Medical Care AG & Co. KGaA into Fresenius Medical Care AG in an amount of up to EUR 100,000,000.00.

The following section provides a detailed description of the relevant provisions of the proposed AG Articles of Association, including material deviations from the KGaA Articles of Association:

Fresenius Medical Care AG & Co. KGaA

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6.3.2.2	General terms

The general terms of the AG Articles of Association (Articles 1 to 3) are largely based upon the current KGaA AG Articles of Association.

While the object of the Company remains unchanged in principle (Article 2(1) of the AG Articles of Association), a new Article 2(3) is inserted, pursuant to which the Company may limit its activities to a part of the activities specified in Article 2(1) of the AG Articles of Association. In addition, Article 2(3) of the AG Articles of Association states that the Company may pursue its corporate object through affiliated companies or associated companies (including joint ventures).

In addition, information to the holders of admitted securities in the Company may be transmitted by means of remote data transmission subject to the conditions prescribed by law (Article 3(2) of the AG Articles of Association).

6.3.2.3	Share capital and shares

The Company's share capital as well as the existing Authorized Capitals and Conditional Capital remain unchanged (apart from technical changes resulting from the change of legal form).

Furthermore, the first sentence of Article 5(2) of the AG Articles of Association stipulates that, to the extent legally permissible and unless required under the rules of a stock exchange where the shares are admitted to trading, the entitlement of a shareholder to claim individual certification of the ownership interest held and to the issue of dividend and renewal coupons is excluded. The Company may issue share certificates representing individual shares or global share certificates for multiple shares (second sentence of Article 5(2) of the AG Articles of Association). Pursuant to the third sentence of Article 5(2) of the AG Articles of Association, the form and content of such share certificates shall be determined by the AG Management Board with the approval of the AG Supervisory Board.

6.3.2.4	Constitution of the Company

Articles 6 to 18 of the AG Articles of Association govern the constitution of the Company. The changes in this section mainly result from the change of legal form from a KGaA to an AG and the applicability of co-determination laws to FME AG. For information on FME AG's corporate bodies, see also section 6.3.1 above.

Fresenius Medical Care AG & Co. KGaA

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(a)	AG Management Board (Article 6 and Article 7)

Article 6 and Article 7 of the AG Articles of Association govern the management of FME AG by the AG Management Board and replace the previous provisions which govern the General Partner of FME KGaA.

(aa)	Composition and rules of procedure of the AG Management Board (Article 6)

Article 6(1) of the AG Articles of Association provide that the AG Management Board shall consist of at least two members. The AG Supervisory Board may determine the number of members of the AG Management Board and appoint a chairperson and a deputy chairperson of the AG Management Board (Article 6(2) of the AG Articles of Association). In addition, the AG Supervisory Board shall adopt rules of procedures for the AG Management Board (Article 6(3) of the AG Articles of Association).

(bb)	Management and representation of the Company (Article 7)

Pursuant to Article 7(2) of the AG Articles of Association, FME AG shall be legally represented by two members of the AG Management Board or by one member of the AG Management Board jointly with an officer with statutory power of attorney (Prokurist). Article 7(3) of the AG Articles of Association entitles the AG Supervisory Board, generally or in specific cases, to exempt all or specific members of the AG Management Board from the prohibition on multiple representation (Mehrfachvertretung) pursuant to the second alternative of section 181 BGB; section 112 AktG remains unaffected.

These provisions replace Article 7 in the KGaA Articles of Association, which governs the management and representation of FME KGaA by the General Partner as well as the reimbursement of expenses and remuneration of the General Partner.

(b)	AG Supervisory Board (Articles 8 to 14)

(aa)	Composition, appointment and term of office (Article 8)

The composition of the AG Supervisory Board will be changed compared to the KGaA Supervisory Board due to parity co-determination rules (see section 4.3.13.9 above). Accordingly, the first sentence of Article 8(1) of the AG Articles of Association states that the AG Supervisory Board will be composed of twelve members, of whom – subject to the existence of FSE KGaA's Appointment Right – six are to be elected by FME AG's general meeting and six are to be elected by the employees in accordance with the stipulations of the MitbestG.

Fresenius Medical Care AG & Co. KGaA

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In addition, a new Article 8 (2) has been inserted, which governs FSE KGaA's Appointment Right. Article 8 (2) of the AG Articles of Association stipulates that, if FSE KGaA holds shares in the Company with a notional amount in the share capital of the Company of at least 15%, it shall be entitled to appoint one of the AG Supervisory Board members representing the shareholders. If FSE KGaA holds shares in the Company with a notional amount of at least 30%, it shall be entitled to appoint two of the AG Supervisory Board members representing the shareholders. The Appointment Right shall be exercised by written declaration to the AG management board.

Article 8(3) of the AG Articles of Association stipulates that, unless the general meeting specifies a shorter term of office, the AG Supervisory Board members are elected until the end of the annual general meeting which resolves on the formal approval (Entlastung) of the actions of the members of the AG Supervisory Board for the fourth fiscal year after commencement of the term of office. The year in which the term of office commences is not considered for this calculation. Re-election of AG Supervisory Board members is permissible.

If a member elected by the general meeting withdraws from the AG Supervisory Board before expiration of his or her term of office, a new member is to be elected in the next general meeting to replace the withdrawing member pursuant to Article 8(4) of the AG Articles of Association. The newly elected AG Supervisory Board member shall hold office for the remaining term of office of the withdrawing member unless the general meeting specifies a different term of office, which may not exceed the term of office pursuant to the first sentence of Article 8(3) of the AG Articles of Association.

Article 8(5) of the AG Articles of Association provides that the general meeting may, for the AG Supervisory Board members elected by it, appoint substitute members who become members of the AG Supervisory Board if and when members withdraw before expiration of their term of office without a successor having been elected for them. Their position as substitute members shall revive if and when the general meeting elects a new member instead of the withdrawing AG Supervisory Board member replaced by such substitute member. For the terms of office of the substitute member, the third sentence of Article 8(5) of the AG Articles of Association states that it shall end upon completion of the general meeting in which an election pursuant to Article 8(4) of the AG Articles of Association is made, at the latest by the end of the term of office of the withdrawing AG Supervisory Board member. Pursuant to the fourth sentence of Article 8(5) of the AG Articles of Association, the election of substitute members with respect to the AG Supervisory Board members representing the employees shall occur pursuant to the MitbestG.

Fresenius Medical Care AG & Co. KGaA

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The first sentence of Article 8(6) of the AG Articles of Association allows each member of the AG Supervisory Board, as well as substitute members, to resign from office, also without good cause, by giving one month's notice to the AG Management Board in text form pursuant to section 126b BGB. In addition, the chairperson of the AG Supervisory Board shall be informed of the resignation (second sentence of Article 8(6) of the AG Articles of Association). Pursuant to the third sentence of Article 8(6) of the AG Articles of Association, the notice period pursuant to the first sentence can be shortened or waived by mutual agreement.

(bb)	Chairperson of the AG Supervisory Board (Article 9)

The stipulations on the chairperson of the AG Supervisory Board are to be amended due to special legal stipulations applicable to companies which are subject to co-determination. Article 9(1) of the AG Articles of Association provides that, pursuant to section 27(1) and (2) MitbestG, the AG Supervisory Board shall elect a chairperson of the AG Supervisory Board and a deputy chairperson from among its members. This shall be done under the chairpersonship of the oldest AG Supervisory Board member in terms of age at a meeting not requiring separate convening and following the general meeting at which the shareholder representatives of the AG Supervisory Board have been elected. The term of office of the chairperson generally corresponds, as in the KGaA Articles of Association, to the term of office as a member of the AG Supervisory Board. However, under the AG Articles of Association, a shorter term of office may also be determined at the time of election.

Similarly to the analogous provision in Article 9(2) of the KGaA Articles of Association, the second sentence of Article 9(2) of the AG Articles of Association states that, if the chairperson or the deputy chairperson of the AG Supervisory Board resigns before the end of his or her term of office, the AG Supervisory Board shall elect, without undue delay (unverzüglich), a new chairperson or deputy chairperson, as applicable, for the remaining term of office of the person resigning. In addition, the new first sentence of Article 9(2) of the AG Articles of Association clarifies that the resignation of the chairperson of the AG Supervisory Board shall not affect the continuation of the office of the deputy chairperson and vice versa.

Fresenius Medical Care AG & Co. KGaA

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Article 9(3) and (4) are included as new provisions in the AG Articles of Association. Pursuant to Article 9(3) of the AG Articles of Association, declarations on behalf of the AG Supervisory Board shall be made and also received by the chairperson. In addition, the chairperson is authorized to take the measures necessary to implement the resolutions of the AG Supervisory Board and its committees, provided that the implementation falls within the responsibility of the AG Supervisory Board. In addition, it is stipulated in Article 9(4) of the AG Articles of Association that the deputy chairperson, subject to other provisions in the AG Articles of Association, has the same rights as the chairperson in all cases in which the chairperson is unable to act. However, the deputy chairperson, in the case of a tie, does not have two votes in a new vote on the same matter if this also results in a tie (fourth sentence of Article 10(5) of the AG Articles of Association).

(cc)	Meetings and resolutions of the AG Supervisory Board (Article 10)

Article 10(2) of the AG Articles of Association shall be amended to the effect that individual members of the AG Supervisory Board may participate in AG Supervisory Board meetings by video and audio transmission or telephone.

Article 10(5) of the AG Articles of Association stipulates that in the case of a tied vote, the chairperson of the AG Supervisory Board has two votes if the AG Supervisory Board decides on the same matter a second time and if this votes also results in a tie.

(dd)	Rights and duties of the AG Supervisory Board (Article 11)

The first sentence of Article 11(1) of the AG Articles of Association makes it clear that the members of the AG Supervisory Board are not bound by specific mandates or instructions. As in Article 11(5) of the KGaA Articles of Association, Article 11(2) of the AG Articles of Association states that the AG Supervisory Board shall be entitled, without resolution of the general meeting, to make any amendments to the Articles of Association which concern only the wording. Article 11(2) to (4) of the KGaA Articles of Association has not been included in the AG Articles of Association. The reason for this is that there is no need to further specify the rights and duties of the AG Supervisory Board provided for therein since they are already determined by law.

Fresenius Medical Care AG & Co. KGaA

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(ee)	Rules of procedure (Article 12)

Article 12(1) of the KGaA Articles of Association concerning the rules of procedure of the supervisory board remains nearly unchanged in Article 12 of the AG Articles of Association, stating that the AG Supervisory Board shall provide itself with rules of procedure.

(ff)	Committees of the AG Supervisory Board (Article 13)

The first sentence of Article 13(1) of the AG Articles of Association states that the AG Supervisory Board shall form a Mediation Committee and an Audit Committee. As a listed company (section 3(2) AktG) whose ADSs are listed on the NYSE, FME AG will continue to be obligated to form an audit committee pursuant to section 107(4) AktG and Rule 10A-3 under the Exchange Act. In addition, FME AG will be required to form a Mediation Committee pursuant to section 27(3) MitbestG, which must be composed of the chairperson and the deputy chairperson of the supervisory board as well as one supervisory board member elected by the shareholders and one elected by the employees with the majority of the votes cast.

Pursuant to the second sentence of Article 13(1) of the AG Articles of Association, the AG Supervisory Board may form further committees from among its members and determine their powers in the rules of procedure for the AG Supervisory Board or in the rules of procedure enacted for the respective committee. The powers of the AG Supervisory Board to render decisions may – to the extent permitted by law – be delegated to such committees of the AG Supervisory Board (decision making committees).

Pursuant to Article 13(2) of the AG Articles of Association, each committee may elect a chairperson and a deputy chairperson from among its members unless such chairperson and/or deputy chairperson is elected by the AG Supervisory Board. Unless mandatory statutory provisions provide otherwise or the Supervisory Board adopts a deviating regulation, Article 10 of the AG Articles of Association shall apply mutatis mutandis to the meetings and the adoption of resolutions of the committees.

The section governing the Joint Committee in Articles 13a to 13f of the KGaA Articles of Association has not been incorporated into the AG Articles of Association because the establishment of such additional corporate body is not permissible in the AG and there is also no need for a joint committee anymore.

Fresenius Medical Care AG & Co. KGaA

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(gg)	Remuneration of AG Supervisory Board members (Article 14)

The provisions governing the remuneration of the AG Supervisory Board remain essentially the same. Article 13(7) of the KGaA Articles of Association, which governs the remuneration of the KGaA Supervisory Board members who are, at the same time, members of the corporate bodies of the General Partner, is no longer needed and thus has no equivalent in the AG Articles of Association. The same applies to the remuneration for membership in the Joint Committee because no such committee will exist following the Conversion.

Furthermore, the second sentence of Article 14(4) of the AG Articles of Association clarifies that members of the AG Supervisory Board who hold their offices as members of the AG Supervisory Board or a committee or hold the office of chairperson or deputy chairperson only for part of a full fiscal year shall receive a corresponding pro rata temporis remuneration.

The provision governing the D&O insurance for the AG Supervisory Board members has been slightly amended. Pursuant to Article 14(7) of the AG Articles of Association, the AG Supervisory Board members shall be covered by insurance against pecuniary damage, taken out by and in the interest of the Company in an appropriate amount for corporate bodies and certain executives. The insurance premiums shall be paid by the Company.

(c)	General meeting (Articles 15 to 18)

The provisions on the calling of the general meeting (Article 15 of the AG Articles of Association) and attendance at the general meeting and exercise of the voting right (Article 16 of the AG Articles of Association) remain essentially the same, except that the AG Management Board will assume the position of the General Partner (e.g., the AG Management Board will usually convene the general meeting).

The provision on the annual general meeting (Article 17 of the AG Articles of Association) reflects that the general meeting of FME AG, in contrast to the general meeting of FME KGaA, will usually not resolve on the adoption of the annual financial statements.

With respect to voting in the general meeting, Article 18(3) of the AG Articles of Association state that the majorities of the votes cast and of the share capital represented for the adoption of the resolution which are required for the resolutions of the general meeting shall be governed by the statutory provisions, unless otherwise provided for in the AG Articles of Association. In a deviation of such principle, the second sentence of Article 18(3) of the AG Articles of Association provides that only a simple majority of the votes cast is required for resolutions of the general meeting on the dismissal of AG Supervisory Board members elected by the general meeting.

Fresenius Medical Care AG & Co. KGaA

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6.3.2.5	Annual financial statements and appropriation of balance sheet profits (Article 19 and Article 20)

(a)	Fiscal year and rendering of accounts (Article 19)

The provision governing the preparation of financial statements is amended to reflect the Conversion. Specifically, in contrast to Article 18(5) of the KGaA Articles of Association, the annual unconsolidated financial statements are no longer adopted by the general meeting. Instead, the AG Supervisory Board adopts the annual unconsolidated financial statements by approving them, unless the AG Management Board and AG Supervisory Board resolve to leave the adoption to the general meeting. The AG Articles of Association do not contain provisions regarding the adoption of the annual unconsolidated financial statements because it is already governed by sections 172 et seq. AktG.

(b)	Appropriation of the balance sheet profits (Article 20)

Pursuant to Article 20(2) of the AG Articles of Association, the general meeting may resolve to make a distribution in kind instead of, or in addition to, a distribution in cash.

Following the Conversion, the AG Management Board may distribute to the shareholders an interim dividend upon expiration of a fiscal year, subject to approval by the AG Supervisory Board and in accordance with section 59 AktG (Article 20(3) of the AG Articles of Association).

6.3.2.6	Miscellaneous (Article 21)

(a)	Partial invalidity

The clause on partial invalidity (Article 20 of the KGaA Articles of Association) has not been included in the AG Articles of Association. Such clause is unnecessary in the case of an AG because the consequences of invalid clauses in the AG Articles of Association are already governed by sections 275 to 277 AktG.

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(b)	Formation expenses

Article 21(3) of the AG Articles of Association stipulates that the Company must bear the expenses for the Conversion.

6.4	Effects of the Conversion on shareholder rights and comparison of such rights prior to and after the Conversion

6.4.1	Effects of the Conversion of the rights of the Shareholders

Upon effectiveness of the Conversion, the Company's share capital will become the share capital of FME AG and the Shareholders of FME KGaA will become shareholders of FME AG. The Shareholders will hold the same number of AG Shares as they previously held in FME KGaA and will therefore hold an interest to the same extent and with the same number of shares in FME AG as they did in FME KGaA prior to the Conversion becoming effective. Therefore, the Conversion will not result in a change with respect to the Company's shares. The economic participation, including participation in profits and the share capital, remains fully unchanged. The notional value of EUR 1.00 which one share represents in the Company's share capital will not change. Stock options issued under the Company's employee participation programs to acquire shares of FME KGaA will become stock options to acquire shares of FME AG after the Conversion unless they are forfeited due to the Conversion.

However, the Conversion will entail changes to the rights of the Shareholders. The most significant change is that there will no longer be a general partner directing the operations of the Company. The General Partner with its GP Management Board and GP Supervisory Board will no longer be part of the Company's corporate governance. Instead, the Company will have three corporate bodies as an AG under German law: a management board which is responsible for the management of the Company, a supervisory board responsible to supervise and advise the management board, and the general meeting. Every share of FME AG will confer one vote in the general meeting.

6.4.2	Comparison of the status of shareholders in FME KGaA and FME AG

The Conversion will result in a significant simplification of the Company's current corporate governance because the complex KGaA structure with its several bodies will be replaced by the corporate governance of a German AG.

Fresenius Medical Care AG & Co. KGaA

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6.4.2.1	Current status of the Shareholders

Under the current corporate governance, the Company is managed by its General Partner. The GP Management Board members are appointed and dismissed by the GP Supervisory Board, which is elected by the General Partner's general meeting, i.e. by FSE KGaA as the General Partner's sole shareholder. In contrast, the KGaA Supervisory Board, which is elected by the Company's general meeting, does not have any influence on the appointment and replacement of the GP Management Board members.

The Shareholders are therefore currently unable to (indirectly) exercise any influence through the Company's general meeting on the appointment and replacement of the GP Management Board members. In addition, the KGaA Supervisory Board does not have the authority to determine the remuneration of the members of the GP Management Board or to issue rules of procedure for the GP Management Board or to determine measures and transactions requiring approval of the KGaA Supervisory Board. The current rules of procedure for the GP Management Board, including measures and transactions requiring approval of the GP Supervisory Board, were issued by the GP Supervisory Board.

6.4.2.2	Future position of the shareholders of FME AG

After the Conversion, at least four of the six shareholder representatives of the AG Supervisory Board will be elected by FME AG's general meeting, while FSE KGaA will have the Appointment Right for up to two shareholder representatives of the AG Supervisory Board (as described under section 4.3.11(a) above). The AG Supervisory Board will appoint the AG Management Board members and negotiate the service agreements with them. In addition, the AG Supervisory Board will adopt the rules of procedure for the AG Management Board, which will include a catalogue of measures and transactions for which the AG Management Board requires the approval of the AG Supervisory Board.

6.4.2.3	Comparison of the influence of the shareholders prior to and after the Conversion

The table below summarizes the scope of influence by the Company's shareholders before and after the Conversion.

Fresenius Medical Care AG & Co. KGaA

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FSE KGaA holds around 32.2% of the Company's share capital and voting rights. Based on shareholder presences in general meetings in the recent past, FSE KGaA does not have a simple majority of the voting rights at the general meeting. For as long as it holds more than 25% of Company's shares, FSE KGaA will be able to prevent the adoption of any measures which must be submitted to the general meeting and require a majority vote of at least 75% of the share capital represented at the time of the vote. This concerns capital increases (including creation of authorized and conditional capital), capital decreases, the issuance of convertible bonds, corporate measures, such as mergers or spin-offs, the conclusion of intercompany agreements (Unternehmensverträge) such as domination and/or profit and loss transfer agreements, the dissolution of the Company and amendments to the AG Articles of Association. However, the Company expects that FSE KGaA with its stake of around 32.2% in the Company and thus as its largest shareholder has by nature a high interest in the positive business development of the Company and will therefore strongly promote the Company's interests.

The collective rights of the Outside Shareholders described below will depend upon (i) the number of shares of Outside Shareholders represented and voting at the general meeting and (ii) how the Outside Shareholders do, in fact, vote on any matter. The following comparison assumes that the Outside Shareholders are fully represented at the relevant general meeting and are all casting their votes in the same manner. It is also assumed in this comparison that FSE KGaA has maintained ownership of more than 25% of the shares of FME AG following the Conversion.

Comparison of Outside Shareholders' rights:

	FME KGaA Prior to Conversion (current)	FME AG After the Conversion
Adoption of resolutions at the general meeting in general	Outside Shareholders can approve certain resolutions as they presently hold the majority of voting rights. In addition, due to existing bans on voting by FSE KGaA on certain resolutions, the power to decide on such resolutions lies with Outside Shareholders alone (e.g., appointment of auditors, election of the KGaA Supervisory Board). However, certain other resolutions require the approval of the General Partner, a wholly-owned subsidiary of FSE KGaA. On such matters, the Outside Shareholders cannot affect the General Partner's actions.	Outside Shareholders would be able to pass all resolutions that require only a simple majority of the votes cast as they continue to hold the majority of voting rights. In addition, there would no longer be a General Partner whose approval would be required for certain matters resolved by the general meeting. However, FSE KGaA could prevent the adoption of any resolution requiring a qualified majority of 75% of the share capital represented at the time of the vote.

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	FME KGaA Prior to Conversion (current)	FME AG After the Conversion
Amendments to the articles of association	Amendments to the KGaA Articles of Association require a qualified majority of 75% of the share capital represented at the time of the vote. Consequently, amendments to the KGaA Articles of Association can be prevented by either FSE KGaA or the Outside Shareholders. However, the KGaA Articles of Association cannot be amended without the approval of the General Partner which is a wholly-owned subsidiary of FSE KGaA.	Amendments to the AG Articles of Association require a qualified majority of 75% of the share capital represented at the time of the vote. Consequently, amendments to the AG Articles of Association can be prevented by either FSE KGaA or the Outside Shareholders. Approval by the General Partner would no longer be required.
Election of members to supervisory board	Because FSE KGaA is subject to a ban on voting with respect to this resolution item, the Outside Shareholders exclusively elect all of the members of the KGaA Supervisory Board. However, the KGaA Supervisory Board has significantly less influence over the management of the Company than the AG Supervisory Board would have.

Outside Shareholders, using their majority of the votes, would be able to elect at least four of the six shareholder representatives to the AG Supervisory Board at the general meeting. FSE KGaA would no longer be subject to a voting ban and could vote of all its shares with respect to the election of the shareholder representatives to the AG Supervisory Board.

FSE KGaA will have the Appointment Right for up to two of the six shareholder representatives of the AG Supervisory Board (as described under section 4.3.11(a) above).

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	FME KGaA Prior to Conversion (current)	FME AG After the Conversion
Appointment of management board	Outside Shareholders have no influence on the appointment of the members of the GP Management Board which manages the Company's business in the KGaA form. Although the Outside Shareholders are entitled to elect the KGaA Supervisory Board, the KGaA Supervisory Board does not have the right to appoint the members of GP Management Board, as this is the responsibility of GP Supervisory Board which is elected exclusively by FSE KGaA.	The Outside Shareholders, using their majority of the votes, can elect at least four of the six shareholder representatives to the AG Supervisory Board, which in turn appoints the AG Management Board members.
Approval of unconsolidated annual financial statements	Outside Shareholders have the right to adopt the annual unconsolidated financial statements at the general meeting. However, the resolution is subject to the approval of the General Partner which is a wholly-owned subsidiary of FSE KGaA.	The annual unconsolidated financial statements are usually not adopted by the general meeting, but by the approval of the AG Supervisory Board. As noted above, at least four of the six shareholder representatives of the AG Supervisory Board are elected by the shareholders at the general meeting in which, in principle, the Outside Shareholders collectively hold the majority of the voting rights.
Payment of dividends	The Outside Shareholders, using their majority of the votes, can resolve on the payment of dividends at the annual general meeting.	The Outside Shareholders, using their majority of the votes, can resolve on the payment of dividends at the annual general meeting.

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	FME KGaA Prior to Conversion (current)	FME AG After the Conversion
Formal approval of the actions of management body and supervisory board	The Outside Shareholders have the sole right to formally approve such actions because FSE KGaA is excluded from voting on such matter. However, with respect to the management body, formal approval is limited to the actions of the General Partner, not its individual GP Management Board members.	The Outside Shareholders would be able to formally approve such actions because of their majority voting power. However, FSE KGaA would no longer be barred from voting its shares on such matters.
Election of auditors of annual financial statements and of special auditors*	The Outside Shareholders have the sole right to appoint auditors and special auditors because FSE KGaA is barred from voting on such matters.	The Outside Shareholders would be able to appoint auditors and special auditors because of their majority voting power. However, FSE KGaA would no longer be barred from voting its shares on such matter.

* Other than auditors whose appointment requires a court order.

7.	Listing and certification of the AG Shares

The Conversion will not affect the FWB Listing. Following the Conversion, the Shareholders will be able to continue to trade their AG Shares on the regulated market (Prime Standard) of FWB. The International Securities Identification Number (ISIN) DE000578580 and the German Securities Code (Wertpapier-Kennnummer) 578580 as well as the ticker symbol "FME" will not change due to the Conversion.

The same applies to inclusion of the shares of the Company in the open market (Freiverkehr) of stock exchanges in Berlin, Dusseldorf, Hamburg, Hannover, Munich and Stuttgart as well as of Tradegate Exchange.

The Conversion will also not have any direct consequences for the index memberships of the Company since these memberships are not dependent upon the legal form or on the Company being consolidated by FSE KGaA. Specifically, inclusion of the KGaA Shares in the MDAX will not be affected by the Conversion, as long as the criteria for MDAX membership are met.

Fresenius Medical Care AG & Co. KGaA

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The Company will apply to list the ADSs representing the AG Shares on the NYSE.

With respect to the registration statement on Form F-4, see the "IMPORTANT NOTICE" at the beginning of this Report.

Currently, the KGaA Shares are represented by global share certificates. The existing global share certificates become incorrect upon effectiveness of the Conversion. The AG Shares will therefore be represented in one or more new global share certificate(s) issued by FME AG.

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List of Annexes

Annex 1	Agenda of the EGM including the Conversion Resolution (agenda item 1)

Annex 2	AG Articles of Association

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LIST of Definitions

TERM	PAGE
ADSs	17
AG	9
AG Articles of Association	10
AG Shares	34
AG Supervisory Board	29
AGV Hessen	26
AG Management Board	29
AktG	10
Appointment Right	31
Authorized Capital 2020/I	21
Authorized Capital 2020/II	22
BetrVG	26
BGB	62
Commercial Register	11
Company	2
Conditional Capital	23
Conversion	9
Conversion Resolution	10
Declaration of Compliance	19
Deconsolidation	9

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TERM	PAGE
EEA	26
EGM	10
ESG	30
EWC	26
EWC Agreement	66
Fitch	77
FME AG	9
FME Group	2
FME KGaA	2
FME Structure CBA Companies	63
FMSE	12
FSE Group	9
FSE KGaA	9
FSE Structure CBA Companies	63
FWB	20
FWB Listing	20
General Partner	9
Germany	9
GP Articles of Association	17
GP Management Board	9
GP Supervisory Board	9

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TERM	PAGE
HGB	36
IAS	9
IFRS	9
Independent Members	39
IT	73
Joint Committee	16
KGaA	9
KGaA Articles of Association	18
KGaA Shares	19
KGaA Supervisory Board	9
KWG	21
LTIPs	104
MDR	72
MitbestG	31
Moody's	77
NYSE	20
NYSE Listing	20
Order	3
Outside Shareholders	31
Pooling Agreement	17
Relevant Persons	3

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TERM	PAGE
Report	2
RETT	79
S&P	77
SE	12
SEC	2
Securities Act	2
Shareholders	9
Structure CBA	63
Supervisory Boards	9
U.S.	2
UmwG	10
United States	2
VAT	78
WpHG	24

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ANNEX 1

Agenda of the EGM including the Conversion Resolution (agenda item 1)

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I.	AGENDA

1	Resolution on the conversion of the Company into the legal form of a stock corporation

a)	Preliminary Remark

The general partner of the Company, Fresenius Medical Care Management AG (“General Partner”), is a wholly-owned subsidiary of Fresenius SE & Co. KGaA (together with its affiliated companies, “Fresenius Group”). The General Partner and the supervisory board of the Company have each resolved to propose to the Extraordinary General Meeting the conversion of the Company from a partnership limited by shares (Kommanditgesellschaft auf Aktien, KGaA) into a stock corporation (Aktiengesellschaft, AG) with the company name “Fresenius Medical Care AG”.

The Company and its affiliated companies (together “FME Group”) currently form a sub-group within the Fresenius Group. Both the Company and Fresenius SE & Co. KGaA are organized in the legal form of a partnership limited by shares, each having a general partner in the legal form of another corporation. In this respect, there are a total of four supervisory boards as well as a large number of mutual legal connections and dependencies. Against this background, the existing group structure of the Fresenius Group and the associated corporate governance of the Company are quite complex.

The objective of the conversion of the Company into a stock corporation is to separate the FME Group from the Fresenius Group and thereby to simplify the Company’s corporate governance. As a result of the conversion of the Company into a stock corporation, the General Partner would cease to be a member of the Company resulting in the loss of the current controlling influence of Fresenius SE & Co. KGaA over the Company. On the basis of the current shareholding, Fresenius SE & Co. KGaA would, however, continue to be the Company’s largest shareholder with a share of around 32.2% of the Company’s share capital.

The General Partner and the supervisory board of the Company are of the opinion that the Company’s conversion into a stock corporation is in the best interests of the Company and its shareholders. The following key considerations support the conversion:

•	Simplification of corporate governance: The Company does not have its own management board to date. Its business is instead managed by the General Partner. The General Partner, in turn, has a management board, a supervisory board and a general meeting. In addition, the Company has a supervisory board and a general meeting. After the conversion of the Company into a stock corporation, the Company will only have the three statutory bodies of a stock corporation, i.e. a management board, a supervisory board and a general meeting. Thus, the conversion would lead to a significant simplification of the legal and factual regulatory framework for the management and supervision of the Company (corporate governance).

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•	Improvement of decision-making processes: Currently, a significant amount of time and resources is spent on aligning decisions at the level of the Company and the FME Group with the interests of Fresenius Group. After the conversion of the Company into a stock corporation, decisions can be made with a clearer focus on the interests of FME Group. By reducing the need for coordination between the FME Group and the Fresenius Group, management resources would also be freed up. This may lead to more efficient and faster operational decisions.

•	Increase of the influence of the shareholders in their entirety on the composition of the Company’s management: Up to now, the Company has been managed by the management board of the General Partner, whose members are appointed by the supervisory board of the General Partner. The Company’s supervisory board, whose members are elected by the Company’s shareholders at the general meeting, has no influence on the composition of the management board of the General Partner. After the conversion of the Company into a stock corporation, the Company’s supervisory board will appoint the members of the management board. Since the Company’s general meeting will elect four of the six shareholder representatives on the Company’s supervisory board in the future, the entirety of the Company’s shareholders will have more influence on the composition of the Company’s management.

•	Improving the independent determination of the financing strategy: In recent years, it was necessary for the Company to align in particular its financing strategy with the interests of the Fresenius Group. The conversion of the Company into a stock corporation would presumably provide the Company with more flexibility in this respect.

A detailed description of the legal and economic consequences as well as the future shareholding of the shareholders in the Company in the new legal form of a stock corporation is included in the conversion report prepared by the General Partner. This report will be available for inspection by the shareholders at the offices of the Company as of the convening of the Extraordinary General Meeting. Upon request, each shareholder will receive a copy of the conversion report without delay and free of charge. The conversion report will also be available on the Company’s website at www.freseniusmedicalcare.com/en/agm/ as of the convening of the Extraordinary General Meeting and also during the Extraordinary General Meeting and will also be available for inspection by the shareholders at the Extraordinary General Meeting on 14 July 2023.

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The articles of association of the legal entity in its new legal form – Fresenius Medical Care AG – are attached after the agenda under Section II. and form part of this invitation to the Extraordinary General Meeting. The articles of association of Fresenius Medical Care AG are also available on the Company’s website at www.freseniusmedicalcare.com/en/agm/ as of the convening of the Extraordinary General Meeting as well as during the Extraordinary General Meeting and will also be available for inspection by the shareholders at the Extraordinary General Meeting on 14 July 2023.

b)	Proposed Resolution

The General Partner and the supervisory board of the Company propose to adopt the following resolution:

(1)	Conversion into a stock corporation (AG)

Fresenius Medical Care AG & Co. KGaA will be converted into a stock corporation (AG) by way of a conversion in accordance with the provisions of the German Transformation Act (Umwandlungsgesetz – “UmwG”) (sections 190 et seqq., 238 et seqq. UmwG).

(2)	Company name and registered office of the legal entity in its new legal form

The name of the legal entity in its new legal form is:

Fresenius Medical Care AG

The registered office of the legal entity in its new legal form is Hof (Saale).

(3)	Articles of association of the legal entity in its new legal form

The articles of association of Fresenius Medical Care AG, which form part of this conversion resolution, are hereby adopted in the wording set out in Section II. following the agenda.

(4)	Share capital and shares

The entire share capital of Fresenius Medical Care AG & Co. KGaA (currently: EUR 293,413,449.00) in the amount existing at the time of the registration of the conversion with the commercial register becomes the share capital of Fresenius Medical Care AG. This does not only apply if the amount of the share capital of Fresenius Medical Care AG & Co. KGaA at the time of the registration of the conversion with the commercial register corresponds to its amount at the time of this conversion resolution, but also if the amount of the share capital should change in the meantime. In the event of such change of the share capital in the meantime, the supervisory board is authorized to amend the articles of association of Fresenius Medical Care AG (see Section II.) accordingly.

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The number of no-par value shares issued in total (currently: 293,413,449 no-par value shares) as well as the pro rata amount of the share capital of the Company attributable to each no-par value share (currently: EUR 1.00) will remain unchanged by the conversion. This does not only apply if the number of no-par value shares issued in total at the time of the registration of the conversion with the commercial register corresponds to the number at the time of this conversion resolution, but also if the number of no-par value shares issued in total should change in the meantime. In the event of such a change in the meantime, the supervisory board is authorized to amend the articles of association of Fresenius Medical Care AG (see Section II.) accordingly.

(5)	Authorized Capital

With the adoption of the articles of association of Fresenius Medical Care AG, the existing Authorized Capital 2020/I (Article 4 (3) of the articles of association of Fresenius Medical Care AG & Co. KGaA; which became effective upon registration with the commercial register on 23 September 2020) and the existing Authorized Capital 2020/II (Article 4 (4) of the articles of association of Fresenius Medical Care AG & Co. KGaA; which became effective upon registration with the commercial register on 23 September 2020) will after the conversion takes effect continue to exist with the wording provided by Article 4 (3) (Authorized Capital 2020/I) and Article 4 (4) (Authorized Capital 2020/II) of the articles of association of Fresenius Medical Care AG (see Section II.) as corresponding authorizations granted to the management board of Fresenius Medical Care AG resulting from the conversion (instead of the General Partner) and otherwise unchanged in content.

(6)	Conditional Capital

With the adoption of the articles of association of Fresenius Medical Care AG, the existing conditional capital (Article 4 (5) of the articles of association of Fresenius Medical Care AG & Co. KGaA; which became effective upon registration with the commercial register on 27 May 2011) will, after the conversion takes effect, continue to exist with the wording provided by Article 4 (5) of the articles of association of Fresenius Medical Care AG (see Section II. below) unchanged in content, whereas the supervisory board of Fresenius Medical Care AG (instead of the supervisory board of the General Partner) is now exclusively responsible for the granting and processing of options to members of the management board of the General Partner.

Fresenius Medical Care AG & Co. KGaA

Conversion Report

– NON-BINDING CONVENIENCE TRANSLATION –

The amount of the conditional capital pursuant to Article 4 (5) of the articles of association of Fresenius Medical Care AG & Co. KGaA will remain unchanged by the conversion. This does not only apply if the amount of the conditional capital of Fresenius Medical Care AG & Co. KGaA at the time of the registration of the conversion with the commercial register corresponds to its amount at the time of this conversion resolution, but also if the amount of the conditional capital should decrease in the meantime due to the issuance of shares. In the event of such an amendment of the conditional capital in the meantime, the supervisory board is authorized to amend the articles of association of Fresenius Medical Care AG (see Section II. below) accordingly.

(7)	Shareholding of the shareholders in the legal entity in its new legal form

The limited liability shareholders (Kommanditaktionäre) who are limited liability shareholders of Fresenius Medical Care AG & Co. KGaA at the time of the registration of the conversion with the commercial register will become shareholders of Fresenius Medical Care AG. They will hold an interest in the share capital of Fresenius Medical Care AG to the same extent and with the same number of no-par value bearer shares as they held an interest in the share capital of Fresenius Medical Care AG & Co. KGaA before the effectiveness of the conversion (principle of continuity of the shareholders). If Fresenius Medical Care AG & Co. KGaA holds treasury shares at the time of registration of the conversion with the commercial register, these shares will become treasury shares of Fresenius Medical Care AG.

(8)	Exit of the General Partner from the Company

Pursuant to section 247 (2) UmwG, Fresenius Medical Care Management AG as general partner of Fresenius Medical Care AG & Co. KGaA ceases to be the general partner of the Company upon registration of the conversion with the commercial register. Fresenius Medical Care Management AG will not receive a compensation because it does not hold an interest in the capital of Fresenius Medical Care AG & Co. KGaA.

Fresenius Medical Care AG & Co. KGaA

Conversion Report

– NON-BINDING CONVENIENCE TRANSLATION –

(9)	Supervisory board of the legal entity in its new legal form

Pursuant to the articles of association of Fresenius Medical Care AG & Co. KGaA, the current supervisory board of the Company is composed of six members who are elected by the general meeting. After the effectiveness of the conversion, the Company’s supervisory board will, in accordance with sections 95, 96 (1) and (2), 101 (1) of the German Stock Corporation Act (Aktiengesetz – “AktG”), section 7 (1) sentence 1 no. 1 of the German Co-Determination Act (Mitbestimmungsgesetz – “MitbestG”) and Article 8 (1) of the articles of association of Fresenius Medical Care AG (see Section II.), be composed on a parity basis of six supervisory board members each representing the shareholders and the employees.

Since the composition of the Company’s supervisory board will therefore be different in the future, the offices of the supervisory board members of Fresenius Medical Care AG & Co. KGaA will terminate by law upon the conversion taking effect by registration with the commercial register. All shareholder representatives of the supervisory board of Fresenius Medical Care AG must therefore be newly appointed (for the appointment of the employee representatives of the supervisory board of Fresenius Medical Care AG see the explanations under section (13) of this conversion resolution). The six shareholder representatives of the supervisory board of Fresenius Medical Care AG are elected by the general meeting subject to the existence of the right of appointment in accordance with Article 8 (2) of the articles of association of Fresenius Medical Care AG (see Section II.).

Four of the six shareholder representatives of the new supervisory board of Fresenius Medical Care AG will therefore be newly elected by the Extraordinary General Meeting resolving on the conversion under agenda item 2. Two shareholder representatives will be appointed (entsendet) by Fresenius SE & Co. KGaA to the supervisory board of Fresenius Medical Care AG in accordance with the right of appointment (Entsendungsrecht) of Fresenius SE & Co. KGaA (see the explanations under section (11) of this conversion resolution) provided in Article 8 (2) of the articles of association of Fresenius Medical Care AG (see Section II.).

In addition, the supervisory board of Fresenius Medical Care AG must in future be composed of at least 30% women and at least 30% men pursuant to section 96 (2) sentence 1 AktG (minimum proportion requirement). The supervisory board of Fresenius Medical Care AG must therefore in future in principle comprise at least four women and at least four men. The gender quota must be fulfilled by the supervisory board as a whole unless, pursuant to section 96 (2) sentence 3 AktG, the shareholder or employee representatives object to the overall fulfillment on the basis of a majority resolution passed prior to the election vis-à-vis the chairperson of the supervisory board. In any case, the number of members shall be rounded up or down mathematically to the nearest whole number (section 96 (2) sentence 4 AktG).

Fresenius Medical Care AG & Co. KGaA

Conversion Report

– NON-BINDING CONVENIENCE TRANSLATION –

(10)	Continued validity of resolutions of the general meeting of Fresenius Medical Care AG & Co. KGaA

Authorization to the purchase and use treasury shares

The authorization granted by the annual general meeting of Fresenius Medical Care AG & Co. KGaA on 20 May 2021 under agenda item 7 to purchase and use treasury shares pursuant to section 71 (1) no. 8 AktG and on the exclusion of subscription rights shall continue to apply after the conversion of the Company in favor of the management board of Fresenius Medical Care AG which is created by the conversion (instead of the General Partner) and in favor of the supervisory board of Fresenius Medical Care AG (instead of the supervisory board of the General Partner) and shall be otherwise unchanged in content to the extent that it still exists at the time the conversion takes effect and has not been exercised.

Further resolutions of the general meeting

In addition to the above resolution, all other resolutions of the general meeting of Fresenius Medical Care AG & Co. KGaA, to the extent that they have not yet been settled at the time of the conversion taking effect upon its registration with the commercial register, will continue to apply in Fresenius Medical Care AG, taking into account the changed corporate body structure as a consequence of the conversion and the withdrawal of the General Partner and, in all other respects, unchanged in terms of content.

(11)	Special rights

Right of appointment (Entsendungsrecht) of Fresenius SE & Co. KGaA

The articles of association of Fresenius Medical Care AG (see Section II.) grant Fresenius SE & Co. KGaA, which currently holds approximately 32.2% of the Company’s share capital, the right to appoint (entsenden) up to two shareholder representatives to the supervisory board of Fresenius Medical Care AG in accordance with the statutory option pursuant to section 101 (2) AktG. Pursuant to Article 8 (2) of the articles of association of Fresenius Medical Care AG (see Section II.), this right of appointment depends on the shareholding of Fresenius SE & Co. KGaA in the Company’s share capital. As long as Fresenius SE & Co. KGaA holds shares in the Company with a proportionate amount in the subscribed capital of the Company of at least 30%, it is entitled to appoint two of the six shareholder representatives of the supervisory board of Fresenius Medical Care AG. If Fresenius SE & Co. KGaA holds shares in the Company with a proportionate amount of the share capital of the Company of less than 30% but at least 15%, it shall be entitled to appoint exactly one of the supervisory board members representing the shareholders. In case of a participation of less than 15% in the Company’s share capital, Fresenius SE & Co. KGaA shall have no right of appointment.

Fresenius Medical Care AG & Co. KGaA

Conversion Report

– NON-BINDING CONVENIENCE TRANSLATION –

No further special rights

Beyond the right of appointment of Fresenius SE & Co. KGaA, no further rights within the meaning of section 194 (1) no. 5 UmwG will be granted and no measures within the meaning of section 194 (1) no. 5 UmwG are planned.

As a purely precautionary measure, the following facts are outlined:

Stock Option Program 2011

Fresenius Medical Care AG & Co. KGaA has issued options to members of the management board of Fresenius Medical Care Management AG, to members of management boards of affiliated companies and to managerial staff members (Führungskräfte) of the Company and affiliated companies on the basis of the Stock Option Program 2011 in accordance with the resolution of the general meeting dated 12 May 2011.

Each option entitles the holder to subscribe for one no-par value bearer share of Fresenius Medical Care AG & Co. KGaA against payment of an exercise price determined in more detail by the Stock Option Program 2011. Provided that the options have not already been exercised or have not expired, they entitle the holder to subscribe for shares in Fresenius Medical Care AG after the conversion takes effect. The corresponding shares will be issued from the conditional capital pursuant to Article 4 (5) of the articles of association of Fresenius Medical Care AG (see Section II.) to the extent that the holders of the options exercise their rights and the Company does not grant treasury shares for the satisfaction of the options, whereas the supervisory board of Fresenius Medical Care AG (instead of the supervisory board of the General Partner) is exclusively responsible for the granting and processing of options to members of the management board of the General Partner.

Fresenius Medical Care AG & Co. KGaA

Conversion Report

– NON-BINDING CONVENIENCE TRANSLATION –

Subscription rights could be granted for the last time in the fiscal year 2015 on the basis of the Stock Option Program 2011 and can be exercised for the last time in December 2023 if the exercise requirements are met.

Board members

In addition, please note that Fresenius SE & Co. KGaA intends to appoint Mr. Michael Sen and Ms. Sara Lisa Hennicken, who are currently supervisory board members of the General Partner and management board members of Fresenius Management SE (the general partner of Fresenius SE & Co. KGaA), as members of the supervisory board of Fresenius Medical Care AG on the basis of their right of appointment. Furthermore, Mr. Gregory Sorensen, M.D., and Ms. Pascale Witz, who are currently supervisory board members of Fresenius Medical Care AG & Co. KGaA, are proposed for election as supervisory board members of Fresenius Medical Care AG under agenda item 2.

In addition, it is intended to appoint the current management board members of the General Partner, Ms. Helen Giza, Mr. Franklin W. Maddux, M.D., Dr. Katarzyna Mazur-Hofsäß and Mr. William Valle, as management board members of Fresenius Medical Care AG.

(12)	No compensation offer under section 207 UmwG

No compensation offer pursuant to section 207 UmwG must be made due to section 250 UmwG.

(13)	Consequences of the conversion for the employees and their representative bodies and the measures provided for in this respect

Consequences of the conversion for the employees

The employment relationships existing at FME Group will remain unaffected by the conversion. The conversion will not result in a change of employer. No transfer of business within the meaning of section 613a of the German Civil Code (Bürgerliches Gesetzbuch – “BGB”) will take place. The employment contracts of the employees will continue to apply unchanged, i.e., all employer and employee obligations arising from the employment relationships will remain unchanged. The period of employment will not be interrupted by the conversion. The employer’s instruction rights exercised by Fresenius Medical Care AG & Co. KGaA will be exercised by Fresenius Medical Care AG, represented by the management board, after the conversion. The organizational allocation, in particular reporting lines, will not change as a result of the conversion.

Fresenius Medical Care AG & Co. KGaA

Conversion Report

– NON-BINDING CONVENIENCE TRANSLATION –

Upon the conversion taking effect, Fresenius Medical Care Management AG will cease to be general partner of the Company (see the explanations under section (8) of this conversion resolution) and will therefore not be liable for the liabilities of Fresenius Medical Care AG, which accrue after the conversion takes effect; this also applies to the liabilities of the Company towards its employees. With regard to the liabilities of the Company incurred until the effectiveness of the conversion, Fresenius Medical Care Management AG will be subject to a five-year subsequent liability (Nachhaftung) (sections 224, 249 UmwG as well as section 278 (2) AktG in conjunction with sections 161 (2), 160 (1), 128 of the German Commercial Code (Handelsgesetzbuch)). The liability of the Company for its own liabilities will remain unaffected by the conversion, since the conversion maintains the identity of the Company and the liabilities of Fresenius Medical Care AG & Co. KGaA will become liabilities of Fresenius Medical Care AG upon effectiveness of the conversion.

Consequences of the conversion for works council bodies and the economic committee

On the basis of the “Collective Agreement pursuant to Sec. 3 para. 1 no. 3 of the German Works Constitution Act (Betriebsverfassungsgesetz, BetrVG) on the regulation of the works council structure and the formation of a cross-company general works council” dated 17 January 2018 (“Structure CBA”), a cross-company general works council (Gesamtbetriebsrat) and cross-company site works councils have been established for (i) Fresenius SE & Co. KGaA and its affiliated companies listed in annex 1 of the Structure CBA (together “FSE Structure CBA Companies”) and (ii) for the Company and its affiliated companies listed in annex 1 of the Structure CBA (together “FME Structure CBA Companies”). Cross-company site works councils involving FME Structure CBA Companies currently exist at the sites Bad Homburg v. d. Höhe (including Oberursel and Berlin), St. Wendel and Schweinfurt/Fürth under the Structure CBA. Inspired by the structure of the Structure CBA, an economic committee (Wirtschaftsausschuss) has also been formed at the level of the general works council. In addition to the cross-company site works councils, there are local works councils at individual companies affiliated with the Company.

The conversion will not affect the position of the FME Structure CBA Companies as parties to the Structure CBA.

It is intended that after the conversion takes effect, the FME Structure CBA Companies will withdraw from the Structure CBA.

Fresenius Medical Care AG & Co. KGaA

Conversion Report

– NON-BINDING CONVENIENCE TRANSLATION –

As a consequence of the withdrawal of the FME Structure CBA Companies from the Structure CBA, the general works council and the economic committee formed at the level of the general works council would be exclusively responsible for the FSE Structure CBA Companies, but no longer also for the FME Structure CBA Companies, from the date of withdrawal. The general works council and the economic committee would for legal reasons also not be entitled to any transitional mandates with regard to the FME Structure CBA Companies.

The cross-company site works councils formed on the basis of the Structure CBA will remain in office unchanged after the effectiveness of the conversion and after the date of withdrawal, also for the FME Structure CBA Companies, insofar as the operational structures do not change as a result of the withdrawal from and/or in connection with the Structure CBA. Should the operational structures change due to the withdrawal and/or in connection with the withdrawal (e.g., due to an operational split), the respective site works councils would exercise a transitional or residual mandate. Based on these principles, the site works council of the operation in Bad Homburg v. d. Höhe will likely have a transitional mandate pursuant to section 21a of the German Works Constitution Act (Betriebsverfassungsgesetz – “BetrVG”) from the time of withdrawal. The cross-company site works councils of the operations in St. Wendel and Schweinfurt/Fürth will presumably remain in office even if the FME Structure CBA Companies withdraw from the Structure CBA.

The local works councils, which are established in accordance with the operational structure of the BetrVG, will remain in office even if the FME Structure CBA Companies withdraw from the Structure CBA. In this respect, the conversion will not lead to any changes.

The FME Structure CBA Companies intend to conduct discussions with IG BCE on a new structural collective agreement in good time before the conversion takes effect and before a declaration of withdrawal from the Structure CBA is submitted. A new structural collective agreement would presumably apply to all FME Structure CBA Companies. Upon conclusion of a new structural collective agreement, the operational structures and the formation of works council bodies would be governed by such new structural collective agreement.

Should the FME Structure CBA Companies not conclude a new structural collective agreement after withdrawal from the Structure CBA, the operational structures of the BetrVG would apply. In this case, among other things, a general works council would have to be set up at the level of the Company.

Fresenius Medical Care AG & Co. KGaA

Conversion Report

– NON-BINDING CONVENIENCE TRANSLATION –

Consequences of the conversion for the representatives of severely disabled persons and the youth and trainee representatives

On the basis of the Structure CBA, cross-company representatives for severely disabled persons and cross-company youth and trainee representatives have been set up at the sites where cross-company site works councils have been formed in accordance with the same rules. In addition, a joint representative for severely disabled persons (Gesamtschwerbehindertenvertretung) has been established on the basis of the Structure CBA. A joint youth and trainee representation (Gesamt-Jugend- und Auszubildendenvertretung) has not been set up.

Since the conversion will not affect the position of the FME Structure CBA Companies as parties to the Structure CBA (see above), the conversion will not have any immediate effects on the (joint) representatives of severely disabled persons and (cross-company) youth and trainee representatives existing at the Company and its affiliated companies.

If, as planned, the FME Structure CBA Companies withdraw from the Structure CBA after the conversion takes effect (see above), neither the joint representative for severely disabled persons nor the cross-company youth and trainee representation in Bad Homburg v. d. Höhe will be responsible for the FME Structure CBA Companies from this point in time. They would also not have a transitional mandate.

The cross-company representatives for severely disabled persons in Bad Homburg v. d. Höhe would have a transitional mandate pursuant to section 21a BetrVG from the time of withdrawal from the Structure CBA. The other cross-company representatives for severely disabled persons as well as the cross-company youth and trainee representatives formed on the basis of the Structure CBA would presumably remain in office.

The representatives for severely disabled persons, which are established at the FME Structure CBA Companies in accordance with the structures under the BetrVG, will remain in office even if the FME Structure CBA Companies withdraw from the Structure CBA.

Consequences of the conversion for the speaker committee for executive employees

Inspired by the provisions of the Structure CBA on the establishment of a general works council, a cross-company speaker committee (Sprecherausschuss) for executive employees has been formed which is also responsible for the Company. Local speaker committees do not exist at Fresenius Medical Care AG & Co. KGaA and its affiliated companies.

Fresenius Medical Care AG & Co. KGaA

Conversion Report

– NON-BINDING CONVENIENCE TRANSLATION –

Upon the conversion taking effect, the cross-company speaker committee will no longer be responsible for Fresenius Medical Care AG and its affiliated companies. The speaker committee will also not have a transitional mandate.

FME Group employs currently approximately 160 executive employees in Germany, allowing for the formation of one or more speaker committees in accordance with the relevant legal requirements after the conversion takes effect.

Consequences of the conversion for representation on the European Works Council of Fresenius SE Co. KGaA

On the basis of an “Agreement on the European Works Council and Cross-Border Information and Consultation of employees in Fresenius SE & Co. KGaA” dated 3 November 2011 (“EWC Agreement”), a European Works Council has been established at Fresenius SE & Co. KGaA, which also represents the employees of Fresenius Medical Care & Co. KGaA and its affiliated companies within the European Economic Area. The European Works Council also includes members from companies of FME Group.

Upon effectiveness of the conversion, Fresenius Medical Care AG and its affiliated companies will fall out of the scope of the EWC Agreement. The European Works Council established on the basis of the EWC Agreement will no longer be responsible for Fresenius Medical Care AG and the employees of FME-Group upon the conversion taking effect. The mandates of European Works Council members who are employed at Fresenius Medical Care AG & Co. KGaA or its affiliated companies will end upon the conversion taking effect.

Consequences of the conversion for collective bargaining coverage

Fresenius Medical Care AG & Co. KGaA is a member of the Employers’ Association of the Chemical and Allied Industries for the State of Hessen (Arbeitgeberverband Chemie und verwandte Industrien für das Land Hessen e.V. – “AGV Hessen”) and, as a member of the association, is subject to the normative collective bargaining coverage. This will not change by the conversion, i.e., Fresenius Medical Care AG will be a member of AGV Hessen and, as a member of the association, will be subject to the normative collective bargaining coverage with the conversion taking effect. The conversion will have no influence on any collective bargaining agreements of companies affiliated with the Company.

Fresenius Medical Care AG & Co. KGaA

Conversion Report

– NON-BINDING CONVENIENCE TRANSLATION –

If provisions of collective bargaining agreements are applicable at Fresenius Medical Care AG & Co. KGaA on the basis of a reference clause in the employment contract, these reference clauses will remain unaffected by the conversion as provisions in the employment contract. The provisions of the collective bargaining agreement applicable as a result of the corresponding reference clauses after the conversion depend on the content of the reference in the employment contract in each individual case.

Consequences of the conversion for the applicability of works agreements

The conversion will not affect the position of the FME Structure CBA Companies as parties to the Structure CBA (see above). The conversion therefore will have no immediate effect on the applicability of general works agreements and works agreements currently in force at the Company and its affiliated companies.

If, as planned, the FME Structure CBA Companies withdraw from the Structure CBA after the conversion takes effect (see above), this will not change the applicability of works agreements; these will in principle continue to apply collectively. By contrast, the type of continued collective applicability of general works agreements will depend on whether the future works council structures are based on a new structural collective agreement or the BetrVG. If no new structural collective agreement is concluded, the type of continued collective applicability of general works agreements will depend on whether a general works council is formed in the future in the operations and companies covered by their scope. If this is the case, all general works agreements shall continue to apply under collective law while maintaining their character as general works agreements.

Notwithstanding the legal mechanism of continued applicability of (general) works agreements currently in force at the FME Structure CBA Companies, the FME Structure CBA Companies intend to continue to apply the provisions of such (general) works agreements even after the conversion takes effect.

Consequences of the conversion for the applicability of speaker committee agreements

The speaker committee agreements in force at the Company and its affiliated companies will continue to apply collectively after the conversion takes effect.

Fresenius Medical Care AG & Co. KGaA

Conversion Report

– NON-BINDING CONVENIENCE TRANSLATION –

Consequences of the conversion for employee co-determination in the supervisory board

The conversion has the following effects on the co-determination of employees in the supervisory board:

As a result of the conversion, the applicable co-determination regime will change. Currently, neither the supervisory board of the General Partner nor the supervisory board of Fresenius Medical Care AG & Co. KGaA are subject to corporate co-determination. For the purposes of corporate co-determination, the employees of Fresenius Medical Care AG & Co. KGaA and its group companies are currently attributed to Fresenius SE & Co. KGaA. This attribution will cease to apply after the conversion takes effect because Fresenius Medical Care AG will no longer be a dependent company of Fresenius SE & Co. KGaA within the meaning of group and co-determination law. Employees of Fresenius Medical Care AG and its group companies will then no longer be considered employees of Fresenius SE & Co. KGaA within the meaning of the MitbestG and will therefore no longer be entitled to vote at the election of the employee representatives on the supervisory board of Fresenius SE & Co. KGaA. The current representative of FME Group on the supervisory board of Fresenius SE & Co. KGaA will lose her eligibility as employee representative on the supervisory board of Fresenius SE & Co. KGaA upon the conversion taking effect by its registration with the commercial register and will therefore leave the supervisory board of Fresenius SE & Co. KGaA.

After the conversion, corporate co-determination in the supervisory board will exist directly at the level of Fresenius Medical Care AG and will be governed by the provisions of the MitbestG. A supervisory board with equal representation will have to be formed, half of which will be composed of shareholder representatives and half of which will be composed of employee representatives. Since the Company and its group companies employ more than 2,000 but not more than 10,000 employees in domestic plants and no measures have been decided or are planned which will lead to these thresholds being exceeded or not reached, the supervisory board will, in accordance with section 7 (1) no. 1 sentence 1 MitbestG, be composed of six supervisory board members representing the shareholders and six supervisory board members representing the employees. Pursuant to the provisions of the MitbestG, the employee representatives of the supervisory board must include four employees of the Company and two representatives of trade unions. One of the four employees of the Company must be an executive employee pursuant to section 15 (1) sentence 2 MitbestG. In addition, pursuant to section 96 (2) sentence 1 AktG, the supervisory board must be composed of at least 30% women and at least 30% men (minimum proportion requirement). The minimum proportion must be fulfilled by the supervisory board as a whole (section 96 (2) sentence 2 AktG). If, on the basis of a resolution passed by a majority, the shareholder representatives or the employee representatives object to the supervisory board chairperson fulfilling this requirement as a whole prior to the election, the minimum proportion for this election must be fulfilled separately by the shareholder representatives and the employee representatives (section 96 (2) sentence 3 AktG). In all cases, it shall be rounded up or down mathematically to full numbers of persons (section 96 (2) sentence 4 AktG). For the election of the employee representatives on the supervisory board of Fresenius Medical Care AG, solely the employees of the group belonging to a domestic operation are entitled to vote and stand for election under the MitbestG. The two representatives of trade unions do neither need to be employees of FME Group nor need to work in Germany.

Fresenius Medical Care AG & Co. KGaA

Conversion Report

– NON-BINDING CONVENIENCE TRANSLATION –

The supervisory board of Fresenius Medical Care AG & Co. KGaA is currently not subject to corporate co-determination. The office of the members of the supervisory board of Fresenius Medical Care AG & Co. KGaA will end by operation of law when the conversion takes effect by its registration with the commercial register. All shareholder representatives of the supervisory board of Fresenius Medical Care AG must therefore be newly appointed. Two shareholder representatives are appointed by the shareholder Fresenius SE & Co. KGaA on the basis of its right of appointment (see the explanations under section (11) of this conversion resolution), four shareholder representatives are elected by the general meeting. This election is planned under agenda item 2.

Prior to the election of the employee representatives on the supervisory board of Fresenius Medical Care AG, a status procedure within the meaning of section 97 AktG will have to be conducted. This procedure will be initiated by the management board of Fresenius Medical Care AG without undue delay after the effectiveness of the conversion (upon registration with the commercial register). In the course of this status procedure, the management board of Fresenius Medical Care AG will announce according to which statutory provisions the supervisory board of Fresenius Medical Care AG will be composed in its opinion. If the competent court pursuant to section 98 (1) AktG is not seized within one month after the announcement in the Federal Gazette (Bundesanzeiger), the new supervisory board of Fresenius Medical Care AG will be composed in accordance with the statutory provisions specified in the announcement of the management board. If the competent court is seized and the court proceedings are completed, the supervisory board of Fresenius Medical Care AG must be composed in accordance with the decision of the court after the final conclusion of the procedure.

Fresenius Medical Care AG & Co. KGaA

Conversion Report

– NON-BINDING CONVENIENCE TRANSLATION –

After the conclusion of the status procedure, the procedure for the election of the employee representatives on the supervisory board shall be initiated without delay. Further, an application shall be made to appoint the employee representatives on the supervisory board judicially in accordance with section 104 (2) sentence 2 AktG for the period after the end of the status procedure until the conclusion of the employee representative elections.

Appointment of a labor director

Pursuant to section 33 (1) sentence 1 MitbestG, a labor director will have to be appointed as an equal member of the management board of Fresenius Medical Care AG, who is mainly responsible for social and personnel matters. The appointment of the labor director will be made as soon as the supervisory board of Fresenius Medical Care AG is composed in accordance with the provisions of the MitbestG.

Other measures affecting employees or their representatives

Other measures that would have an impact on the situation of the employees of FME Group or their representations are not envisaged or planned with regard to the conversion.

Forwarding of the conversion resolution

The information of all (possibly) competent works councils is given pursuant to section 194 (2) UmwG by forwarding a draft of this conversion resolution to the respective (general) works council within the statutory period.

(14)	Costs

The costs of the conversion are borne by the Company in the total amount of up to EUR 100,000,000.00 (in words: one hundred million Euro).

(15)	Founder

The General Partner replaces the founders of the stock corporation for the application of the formation provisions pursuant to section 245 (3) sentence 1 UmwG.

Fresenius Medical Care AG & Co. KGaA

Conversion Report

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(16)	Application for registration with the commercial register

The General Partner is authorized to file the conversion for registration with the commercial register irrespective of the other resolutions of the Extraordinary General Meeting.

Note:

In connection with section (5) of this conversion resolution (Authorized Capital), the General Partner, as a matter of precaution, submitted a written report on the reasons for the authorization to exclude shareholders’ subscription rights upon the issue of the new shares pursuant to section 278 (3) AktG in conjunction with sections 203 (2) sentence 2, 186 (4) sentence 2 AktG. This report is provided in section 4.3.5.2 of the conversion report.

In connection with section (6) of this conversion resolution (Conditional Capital), the General Partner, as a matter of precaution, submitted a written report on the reasons for the authorization to settle exercised options under the Stock Option Program 2011 with new shares from the Conditional Capital. This report is provided in section 4.3.6.2 of the conversion report.

In connection with section (10) of this conversion resolution (Continued validity of resolutions of the general meeting of Fresenius Medical Care AG & Co. KGaA – Authorization to acquire and use treasury shares), the General Partner, as a matter of precaution, a written report on the reasons for the authorization to exclude shareholders’ subscription rights when using treasury shares pursuant to section 278 (3) AktG in conjunction with sections 71 (1) no. 8 sentence 5, 186 (4) sentence 2 AktG. This report is provided in section 4.3.10.2 of the conversion report.

The General Partner and the supervisory board advise that the conversion to be resolved by the Extraordinary General Meeting under this agenda item 1 is not subject to any condition precedent. The conversion will therefore be filed for registration with the commercial register by the General Partner and will become effective upon registration with the commercial register even if the measures proposed for resolution under agenda items 2 and 3 are not resolved or do not become effective.

Declaration by the General Partner

The General Partner and the supervisory board of the Company advise that the conversion proposed under agenda item 1 requires the consent of the General Partner pursuant to section 240 (3) sentence 1 UmwG. The declaration of consent requires notarization (sections 240 (3) sentence 1, 193 (3) sentence 1 UmwG). The corresponding declaration of the General Partner shall be made in the Extraordinary General Meeting on 14 July 2023 for notarial recording.

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2	Resolution on the election of the members of the supervisory board of Fresenius Medical Care AG

Upon effectiveness of the conversion of the Company into the legal form of a stock corporation to be resolved under agenda item 1, the office of each member of the supervisory board of Fresenius Medical Care AG & Co. KGaA will end.

Pursuant to sections 95, 96 (1) and (2), 101 (1) AktG, section 7 (1) sentence 1 no. 1 MitbestG and Article 8 (1) of the articles of association of Fresenius Medical Care AG (see Section II.), the supervisory board of the future Fresenius Medical Care AG is composed on a parity basis of six supervisory board members each representing the shareholders and the employees. At least 30% of the supervisory board members must be women and at least 30% of the supervisory board members must be men. Accordingly, the supervisory board of the Company must in future in principle include at least four women and at least four men. The gender quota must be fulfilled by the supervisory board as a whole unless, in accordance with section 96 (2) sentence 3 AktG, the shareholder or employee representative side objects to the overall fulfillment on the basis of a majority resolution passed before the election vis-à-vis the chairman of the supervisory board.

Fresenius SE & Co. KGaA intends to exercise its right to appoint two supervisory board members to which it is entitled – subject to the resolution under agenda item 1 – pursuant to Article 8 (2) of the articles of association of Fresenius Medical Care AG (see Section II.). For this purpose, Fresenius SE & Co. KGaA will appoint Mr. Michael Sen and Ms. Sara Lisa Hennicken to supervisory board members of Fresenius Medical Care AG for the period until the end of the general meeting resolving on the approval of actions of the supervisory board members for the fiscal year 2026. For the first supervisory board of Fresenius Medical Care AG, four supervisory board members are therefore to be elected by the general meeting.

The supervisory board of the Company proposes the election of the following persons as members of the supervisory board of Fresenius Medical Care AG:

2.1	Mr. Shervin J. Korangy, President and Chief Executive Officer (CEO) of BVI Medical, Inc., Waltham, Massachusetts, U.S., residing in New York City, New York, U.S.,

2.2	Dr. Marcus Kuhnert, member of the Executive Board (general partner) and Chief Financial Officer (CFO) of MERCK Kommanditgesellschaft auf Aktien, Darmstadt, Germany (until 30 June 2023), and member of the Executive Board (general partner) of E. Merck KG, Darmstadt, Germany (until 31 July 2024), residing in Königstein, Germany,

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2.3	Mr. Gregory Sorensen, M.D., Chief Executive Officer of DeepHealth, Inc., Cambridge, Massachusetts, U.S., and Executive Chairman of the Board of Directors of IMRIS (Deerfield Imaging, Inc.), Minnetonka, Minnesota, U.S., residing in Belmont, Massachusetts, U.S., and

2.4	Ms. Pascale Witz, President of PWH Advisors LLC, New York City, New York, U.S., residing in Paris, France.

The election takes effect for the period until the end of the annual general meeting which resolves on the approval of the actions of the supervisory board members for the fiscal year 2026.

It is intended to hold the election of the new supervisory board members as individual elections.

The supervisory board assured itself of each of the proposed candidate’s ability to devote the expected amount of time serving on the supervisory board of Fresenius Medical Care AG.

Further information on the candidates proposed for election, in each case including a curriculum vitae providing information on relevant knowledge, skills and professional experience, information on memberships in other statutory supervisory boards and comparable domestic and foreign supervisory bodies of business enterprises (section 125 (1) sentence 5 AktG) and information in accordance with recommendations C.7 and C.13 of the German Corporate Governance Code (Deutscher Corporate Governance Kodex – “DCGK”) is set out in Section III. following the agenda. This section also provides information on the two persons who, according to Fresenius SE & Co. KGaA, shall be appointed by it to the supervisory board of Fresenius Medical Care AG. Such information on the four candidates proposed for election and the two candidates to be appointed is also available on the Company’s website at www.freseniusmedicalcare.com/en/agm/ from the time the Extraordinary General Meeting is convened and also during the Extraordinary General Meeting. They will also be available for inspection by the shareholders at the Extraordinary General Meeting on 14 July 2023.

All six candidates have expertise in the field of auditing as well as in the field of accounting, in each case in accordance with section 100 (5) AktG and recommendation D.3 DCGK. In addition, the selection of the six candidates takes into account the diversity concept and the competence profile for the Company’s supervisory board.

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It is intended that Mr. Michael Sen shall run for the office of chairman of the supervisory board after his appointment to the supervisory board by Fresenius SE & Co. KGaA.

3	Resolution on the confirmation of the election of the auditor and the group auditor for fiscal year 2023 as well as the auditor for the potential review of the half-year financial report for fiscal year 2023 and other interim financial information

The Company’s supervisory board – based on the recommendation of its Audit and Corporate Governance Committee (Prüfungs- und Corporate-Governance-Ausschuss) – proposes to adopt the following resolution:

The resolution adopted under agenda item 5 of the annual general meeting of the Company on 16 May 2023 regarding the election of PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, as auditor and group auditor for fiscal year 2023, auditor for the potential review of the half-year financial report and other interim financial information for fiscal year 2023 prepared after the Annual General Meeting 2023, as well as auditor for the potential review of interim financial information for fiscal year 2024 prepared prior to the Annual General Meeting 2024 is confirmed and shall continue to apply unchanged for Fresenius Medical Care AG.

The Audit and Corporate Governance Committee stated that its recommendation is given free from undue influence by a third party and that no clause restricting the choices of the general meeting within the meaning of article 16 (6) of the EU Statutory Audit Regulation (Regulation (EU) No. 537/2014) has been imposed upon it.

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ANNEX 2

AG Articles of Association

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ARTICLES OF ASSOCIATION OF FRESENIUS MEDICAL CARE AG

I.
GENERAL TERMS

Article 1 Name and Registered Office

(1)	The name of the Company is:

Fresenius Medical Care AG

(2)	The registered office of the Company is in Hof (Saale).

Article 2 Objects of the Company

(1)	The objects of the Company are:

a)	the development, production and distribution of, as well as the trading in, products, systems and procedures in the areas of medical care and health care, including dialysis and associated forms of treatment, as well as the provision of any services in such areas;

b)	the projecting, planning, establishment, acquisition and operation of health care businesses, including dialysis centers, also in separate enterprises or through third parties as well as the participation in such dialysis centers;

c)	the development, production and distribution of other pharmaceutical products and the provision of services in this field;

d)	the provision of advice in the medical and pharmaceutical areas as well as scientific information and documentation;

e)	the provision of laboratory services for dialysis and non-dialysis patients and homecare medical services.

(2)	The Company shall be entitled to enter into any and all business transactions and take any and all measures which seem to be necessary or useful to achieve the objects of the Company and may, in particular, establish or acquire other enterprises of the same or similar kind, participate in such enterprises, take over the management and/or the representation of such enterprises, transfer company divisions, including essential company divisions, to enterprises in which the Company holds an interest and establish branches at home and abroad.

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(3)	The Company may limit its activities to a part of the activities specified in Article 2 (1). The Company may also pursue its corporate objects pursuant to Article 2 (1), in whole or in part, through affiliated companies within the meaning of sections 15 et seqq. of the German Stock Corporation Act (Aktiengesetz – AktG) or companies in which the Company holds an interest (including joint ventures).

Article 3 Notifications and Transmission of Information

(1)	Notifications of the Company shall be published in the German Federal Gazette (Bundesanzeiger) unless provided otherwise by mandatory law.

(2)	Information to the holders of admitted securities in the Company may also be transmitted by means of remote data transmission subject to the conditions prescribed by law.

II.
SHARE CAPITAL AND SHARES

Article 4 Share Capital

(1)	The share capital of the Company amounts to EUR 293,413,449.00 (in words: two hundred ninety-three million four hundred thirteen thousand four hundred and forty-nine Euro) and is divided into 293,413,449 (in words: two hundred ninety-three million four hundred thirteen thousand four hundred and forty-nine) no-par value shares.

(2)	The share capital in the amount of DM 100,000.00 (in words: one hundred thousand Deutsche Mark) existing at the time of the conversion of the Company into a stock corporation (AG) was provided by way of a change of legal form of the legal entity in its former legal form, Fresenius Medical Care GmbH with registered office in Hof an der Saale.

The share capital in the amount of EUR 250,271,178.24 (in words: two hundred and fifty million two hundred and seventy-one thousand one hundred seventy-eight Euro and twenty-four Cent) existing at the time of the conversion of the Company into a partnership limited by shares (KGaA) was provided by way of a change of legal form of the legal entity in its former legal form, Fresenius Medical Care AG with registered office in Hof an der Saale.

The share capital in the amount of EUR 293,413,449.00 (in words: two hundred ninety-three million four hundred thirteen thousand four hundred and forty-nine Euro) existing at the time of the conversion of the Company into a stock corporation (AG) was provided by way of a change of legal form of the legal entity in its previous legal form, Fresenius Medical Care AG & Co. KGaA with registered office in Hof an der Saale.

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(3)	The Management Board is authorized until August 26, 2025, to increase the share capital of the Company with the approval of the Supervisory Board by up to a total of EUR 35,000,000.00 (in words: thirty-five million Euro) for cash by issuing new bearer shares with no-par value on one or more occasions (Authorized Capital 2020/I). The number of shares must be increased in the same proportion as the share capital. In principle, the shareholders have subscription rights. The new shares can also be underwritten by a credit institution or a company operating in accordance with section 53 (1) sent. 1 or section 53b (1) sent. 1 or (7) of the German Banking Act (Kreditwesengesetz – KWG) (financial institution) or a consortium of such credit institutions and/or financial institutions retained by the Management Board with the obligation to offer the shares to the Company’s shareholders for subscription.

However, the Management Board is authorized with the approval of the Supervisory Board to exclude the shareholders’ subscription rights in order to eliminate fractional amounts from the subscription right.

The Management Board may only exercise the aforementioned authorization to exclude subscription rights to the extent that the proportional amount of the total shares issued subject to an exclusion of subscription rights exceeds 10 % of the share capital neither at the time of this authorization coming into effect nor at the time of the exercise of this authorization. If, during the period of validity of the Authorized Capital 2020/I until its utilization, other authorizations on the issuance or on the sale of shares of the Company or the issuance of rights which authorize or bind to the subscription of shares of the Company are exercised and the subscription rights are excluded, such subscription rights will be taken into account with regard to the aforementioned limit.

The Management Board is also authorized with the approval of the Supervisory Board to determine the further details for the implementation of capital increases from the Authorized Capital 2020/I. Following a total or partial implementation of the increase of the share capital from the Authorized Capital 2020/I, the Supervisory Board is authorized to amend the wording of the corresponding provisions of the Articles with respect to the volume of such capital increase.

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(4)	The Management Board is authorized until August 26, 2025 to increase the share capital of the Company with the approval of the Supervisory Board by up to a total of EUR 25,000,000.00 (in words: twenty-five million Euro) for cash and/or contributions in kind by issuing new bearer shares with no-par value on one or more occasions (Authorized Capital 2020/II). The number of shares must be increased in the same proportion as the share capital. In principle, the shareholders have subscription rights. The new shares can also be underwritten by a credit institution or a company operating in accordance with section 53 (1) sent. 1 or section 53b (1) sent. 1 or (7) KWG (financial institution) or a consortium of such credit institutions and/or financial institutions retained by the Management Board with the obligation to offer the shares to the Company’s shareholders for subscription.

However, the Management Board is authorized with the approval of the Supervisory Board to exclude the shareholders’ subscription rights in the following cases:

–	in the case of one or more capital increases for contributions in kind for the purpose of acquiring companies, parts of companies, interests in companies or other assets, or

–	in the case of one or more capital increases for cash if the issue price for the shares does not significantly fall below the stock exchange price of the shares already listed and the proportionate amount of the share capital of the Company attributable to the shares issued with exclusion of subscription rights exceeds 10% of the share capital neither at the time of this authorization coming into effect nor at the time of the exercise of this authorization. To be set off against this limitation is the proportionate amount of share capital attributable to new shares or treasury shares previously acquired by the Company which are issued or sold during the period of validity of this authorization with exclusion of subscription rights in direct, analogous or corresponding application of section 186 (3) sent. 4 AktG and the proportionate amount of the share capital attributable to shares issued or to be issued to satisfy option or conversion rights or discharge option or conversion obligations from bonds, if the bonds are issued during the period of validity of this authorization with exclusion of subscription rights in analogous application of section 186 (3) sent. 4 AktG.

The Management Board may only exercise the aforementioned authorizations to exclude subscription rights to the extent that the proportional amount of the total shares issued subject to an exclusion of subscription rights exceeds 10% of the share capital neither at the time of these authorizations coming into effect nor at the time of the exercise of these authorizations. If, during the period of validity of the Authorized Capital 2020/II until its utilization, other authorizations on the issuance or on the sale of shares of the Company or the issuance of rights which authorize or bind to the subscription of shares of the Company are exercised and the subscription rights are excluded, such subscription rights will be taken into account with regard to the aforementioned limit.

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The Management Board is also authorized with the approval of the Supervisory Board to determine the further details for the implementation of capital increases from the Authorized Capital 2020/II. Following a total or partial implementation of the increase of the share capital from the Authorized Capital 2020/II, the Supervisory Board is authorized to amend the wording of the corresponding provisions of the Articles with respect to the volume of such capital increase.

(5)	The share capital of the Company is conditionally increased by up to EUR 8,956,675.00 (in words: eight million nine hundred fifty-six thousand six hundred and seventy-five Euro) by the issuance of up to 8,956,675 (in words: eight million nine hundred fifty-six thousand six hundred and seventy-five) new bearer shares with no-par value. The conditional capital increase will be implemented only to the extent that options have been issued in accordance with the Stock Option Program 2011 under the resolution of the General Meeting of May 12, 2011, the holders of options exercise their right and the Company for the satisfaction of the options does not grant any of its own shares; for the granting and processing of options of members of the management board of Fresenius Medical Care Management AG, the former general partner of the Company in its previous legal form of a German partnership limited by shares, the Company’s supervisory board is exclusively competent. The new bearer shares with no-par value participate in profits from the beginning of the fiscal year in which they are issued.

Article 5 Shares

(1)	The shares are no-par value bearer shares.

(2)	To the extent legally permissible and unless required under the rules of a stock exchange where the shares are admitted to trading, the entitlement of a shareholder to claim individual certification of the ownership interest held and to the issue of dividend and renewal coupons is excluded. The Company may issue share certificates representing individual shares or global share certificates for multiple shares. The form and content of such share certificates shall be determined by the Management Board with the approval of the Supervisory Board.

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(3)	In case of a capital increase, the profit participation may be determined in derogation from section 60 (2) AktG.

III.
CONSTITUTION OF THE COMPANY

A.
Management Board

Article 6 Composition and Rules of Procedure

(1)	The Management Board shall consist of at least two members. The number of members of the Management Board shall be determined by the Supervisory Board.

(2)	The Supervisory Board may appoint one member of the Management Board as chairperson and another member as deputy chairperson of the Management Board.

(3)	The Supervisory Board shall adopt rules of procedure for the Management Board.

Article 7 Management and Representation of the Company

(1)	The Management Board shall manage the Company in its own responsibility. It manages the Company in accordance with applicable law, these Articles of Association and the rules of procedure for the Management Board.

(2)	The Company shall be legally represented by two members of the Management Board or by one member of the Management Board jointly with an authorized signatory (Prokurist).

(3)	The Supervisory Board may, generally or in specific cases, exempt all or specific members of the Management Board from the prohibition on multiple representation (Mehrfachvertretung) pursuant to section 181 2nd alternative of the German Civil Code (Bürgerliches Gesetzbuch – BGB); section 112 AktG remains unaffected.

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B.
Supervisory Board

Article 8 Composition, Appointment and Term of Office

(1)	The Supervisory Board shall be composed of twelve members, of whom - subject to the existence of the appointment right pursuant to Article 8 (2) - six are to be elected by the General Meeting and six are to be elected by the employees in accordance with the provisions of the German Co-Determination Act (Mitbestimmungsgesetz – MitbestG).

(2)	If Fresenius SE & Co. KGaA holds shares in the Company with a proportionate amount of the share capital of the Company of at least 15 percent, it shall be entitled to appoint one of the Supervisory Board members representing the shareholders; if Fresenius SE & Co. KGaA holds shares in the Company with a proportionate amount of the share capital of the Company of at least 30 percent, it shall be entitled to appoint two of the Supervisory Board members representing the shareholders. The right of appointment shall be exercised by written declaration to the Management Board.

(3)	Unless the General Meeting specifies a shorter term of office, the Supervisory Board members shall be elected until the end of the ordinary General Meeting which resolves on the discharge of the Supervisory Board members for the fourth fiscal year after commencement of the term of office. The fiscal year in which the term of office commences shall not be considered for this calculation. Re-election of Supervisory Board members shall be permissible.

(4)	If a Supervisory Board member elected by the General Meeting withdraws from the Supervisory Board before expiration of such member’s term of office, a successor for the withdrawing member shall be elected at the next General Meeting. The newly elected Supervisory Board member shall hold office for the remaining term of office of the withdrawing member unless the General Meeting specifies a different term of office, which may not exceed the term of office pursuant to Article 8 (3) sent. 1.

(5)	The General Meeting may, for the Supervisory Board members to be elected by it (shareholder representatives), elect substitute members who become members of the Supervisory Board if and when shareholder representatives withdraw before expiration of their term of office without a successor having been elected for them. Their position as substitute members shall revive if and when the General Meeting elects a successor for the withdrawing Supervisory Board member. The term of office of the substitute member shall end upon completion of the General Meeting in which an election according to Article 8 (4) is made, at the latest by the end of the term of office of the withdrawing Supervisory Board member. The election of substitute members with respect to the Supervisory Board members of the employees shall occur pursuant to the MitbestG.

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(6)	Each member of the Supervisory Board and substitute member may resign from office, also without good cause, by giving one month’s notice in text form (section 126b BGB) to the Management Board. The chairperson of the Supervisory Board shall be informed of the resignation. The notice period pursuant to sentence 1 may be shortened by mutual agreement or compliance with this notice period may be waived by mutual agreement.

Article 9 Chairperson of the Supervisory Board

(1)	In accordance with section 27 (1) and (2) MitbestG, the Supervisory Board shall elect a chairperson and a deputy chairperson of the Supervisory Board from among its members. The election shall take place under the chairpersonship of the oldest Supervisory Board member in terms of age in a meeting of the Supervisory Board not requiring separate convening and immediately following the General Meeting at which the Supervisory Board members to be elected by the General Meeting have been elected. The chairperson’s and the deputy chairperson’s respective term of office corresponds to their respective term of office as Supervisory Board members unless a shorter term of office is determined at the time of election.

(2)	If the chairperson or the deputy chairperson resigns from office prematurely, this shall not affect the continuation of the office of the deputy chairperson or the chairperson, respectively. The Supervisory Board shall then immediately elect a new chairperson or deputy chairperson, as applicable, for the remaining term of office of the resigning person.

(3)	Statements on behalf of the Supervisory Board shall be made by the chairperson. The chairperson is authorized to receive declarations addressed to the Supervisory Board and to take the measures that are required to implement the resolutions passed by the Supervisory Board and its committees, provided that the implementation is within the responsibility of the Supervisory Board.

(4)	Subject to other provisions in these Articles of Association, the deputy chairperson has the same rights as the chairperson in all cases in which the chairperson is unable to act.

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Article 10 Meetings and Resolutions of the Supervisory Board

(1)	The meetings of the Supervisory Board shall be called by the chairperson by notice subject to a notice period of fourteen days. The meetings may be called in text form or by electronic means of communication (for example email). The items on the agenda must be stated in the invitation to the meeting. In urgent cases, the period pursuant to sentence 1 may be adequately shortened and the meeting may also be called orally or by telephone.

(2)	The meetings of the Supervisory Board can be held by personal attendance or by way of a telephone or video conference. Individual Supervisory Board members may participate in meetings held by personal attendance by means of video and audio transmission or telephone. Outside of meetings, resolutions in writing, by electronic means of communication (for example email) or telephone are admissible, if this is ordered by the chairperson of the Supervisory Board, or in the event of his or her being unable to act, by the deputy chairperson.

(3)	The Supervisory Board shall constitute a quorum if at least one half of the members of which it shall be composed take part in the adoption of the resolution.

(4)	If members of the Supervisory Board are prevented from attending the meeting, they may have another member of the Supervisory Board submit their written votes. A vote delivered by electronic means of communication (for example email) is deemed a written vote. Such delivery of the written vote shall be deemed to be participation in the adoption of the resolution.

(5)	Unless provided otherwise by law, resolutions of the Supervisory Board shall require the majority of the votes cast. In the event of a tied vote, the chairperson of the Supervisory Board shall in accordance with section 29 (2) and section 31 (4) MitbestG have two votes in a new vote on the same matter, if this also results in a tie. Article 10 (4) shall also be applicable to the casting of the second vote. The deputy chairperson shall not have the right to cast a second vote in the event of a tied vote.

(6)	Minutes of the meetings of the Supervisory Board shall be prepared in the English and German language. The minutes shall be signed by the chairperson of the meeting. Any minutes of resolutions adopted outside of meetings shall be signed by the chairperson of the Supervisory Board.

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Article 11 Rights and Duties of the Supervisory Board

(1)	The Supervisory Board shall have all rights and duties assigned to it by law, these Articles of Association or otherwise. The members of the Supervisory Board are not bound by specific assignments or instructions.

(2)	The Supervisory Board shall be entitled, without resolution of the General Meeting, to make any amendments to the Articles of Association which concern only the wording (Fassungsänderungen).

Article 12 Rules of Procedure for the Supervisory Board

The Supervisory Board shall provide itself with rules of procedure.

Article 13 Committees of the Supervisory Board

(1)	The Supervisory Board shall form a Mediation Committee and an Audit Committee. It may form further committees from among its members and determine their powers in the rules of procedure for the Supervisory Board or in the rules of procedure enacted for the respective committee. Powers of the Supervisory Board to render decisions may – to the extent permitted by law – be delegated to such committees of the Supervisory Board (decision-making committees).

(2)	Each committee may elect a chairperson and a deputy chairperson from among its members unless such chairperson and deputy chairperson are appointed by the Supervisory Board. Unless mandatory statutory provisions provide otherwise or the Supervisory Board adopts a deviating regulation, Article 10 shall apply mutatis mutandis to the meetings and the adoption of resolutions of the committees of the Supervisory Board.

Article 14 Remuneration of Supervisory Board Members

(1)	Each member of the Supervisory Board shall receive a fixed fee of USD 160,000.00 per annum for each full fiscal year.

(2)	The chairperson of the Supervisory Board shall receive an additional remuneration in the amount of USD 160,000.00 and the deputy chairperson shall receive an additional remuneration in the amount of USD 80,000.00.

(3)	As a member of a committee, a Supervisory Board member shall receive an additional amount of USD 40,000.00 per year. As chairperson of a committee, a member of the committee shall receive an additional remuneration in the amount of USD 40,000.00 per year and as deputy chairperson an additional remuneration in the amount of USD 20,000.00 respectively.

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(4)	If a fiscal year is not a complete calendar year, the remuneration relating to a full fiscal year shall be paid on a pro rata temporis basis. This shall apply accordingly if members of the Supervisory Board hold their office in the Supervisory Board or in a committee of the Supervisory Board or hold the office as chairperson or deputy chairperson only during a part of a full fiscal year.

(5)	The remuneration pursuant to Article 14 (1) to (3) shall be payable in four equal instalments at the end of each calendar quarter.

(6)	The members of the Supervisory Board shall be reimbursed for the expenses incurred in the exercise of their office, including any statutory value-added tax owed by them.

(7)	The members of the Supervisory Board shall be covered by insurance against pecuniary damage, taken out by and in the interest of the Company in an appropriate amount for corporate bodies and certain executives. The insurance premiums shall be borne by the Company.

C.
General Meeting

Article 15 Convening of the General Meeting

(1)	General Meetings must be convened at least within the statutory minimum periods.

(2)	General Meetings shall be held at the place where the registered office of the Company is located, or in a German city where a stock exchange is situated, or at the place where the registered office of a domestic affiliated company is located.

(3)	The Management Board is authorized to provide for the General Meeting to be held without the physical presence of the shareholders or their proxies at the place of the General Meeting (virtual General Meeting). The authorization shall apply to the holding of virtual General Meetings within a period of two years after registration of this provision of the Articles of Association with the commercial register.

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Article 16 Attendance at the General Meeting and Exercise of the Voting Right

(1)	Only those shareholders are entitled to attend the General Meeting and to exercise the voting right who have registered and provided evidence of their entitlement. As evidence of entitlement, evidence of the shareholding by the ultimate intermediary is required. The evidence must relate to the beginning of the 21st day (12:00 a.m. (midnight) at the registered office of the Company) prior to the General Meeting. The registration and the evidence of entitlement must be received by the Company in text form in the German or English language at least six days prior to the General Meeting under the address specified in the invitation to the General Meeting for that purpose. In the invitation, a shorter period measured in days can be provided. The day of the General Meeting and the day of the receipt of the registration and the evidence shall not be included in the calculation of the period.

(2)	The members of the Management Board and of the Supervisory Board should personally attend the General Meeting. If it is not possible for a member of the Supervisory Board to attend at the place of the General Meeting, in particular, because such member is abroad for cause, such member may participate in the General Meeting by way of video and audio transmission.

(3)	The voting right can be exercised by a proxy. To the extent no simplification is specified in the invitation to the General Meeting, the issue of the proxy, its revocation and the evidence of authorization to the Company require text form; section 135 AktG remains unaffected.

(4)	The Management Board is authorized to allow shareholders to participate in the General Meeting even without attending in person and without granting power of proxy, and to exercise all or parts of their rights in part or in full via electronic communication. In case the Management Board avails itself of this authorization, it is also authorized to determine the details of the scope and process of such online participation.

(5)	The Management Board is authorized to allow the shareholders to pass their votes in writing or by way of electronic communication even without attending the General Meeting (postal vote). In case the Management Board avails itself of this authorization, it is also authorized to determine the procedural details of the postal vote.

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Article 17 Date of the Ordinary General Meeting

The General Meeting that resolves on the discharge of the Management Board and the Supervisory Board, on the appropriation of the balance sheet profits and on the election of the auditor (ordinary General Meeting) shall be held annually within the first eight months of a fiscal year.

Article 18 Chairperson of the General Meeting and Voting

(1)	The General Meeting shall be chaired by the chairperson of the Supervisory Board or by another member of the Supervisory Board to be designated by the chairperson. If neither the chairperson of the Supervisory Board or the person designated by him or her as chairperson of the General Meeting is present or agrees to chair the General Meeting, another member of the Supervisory Board to be designated by the Supervisory Board shall preside over the General Meeting.

(2)	The chairperson shall chair the General Meeting and determine the order of items to be dealt with as well as the kind and form of the voting. The chairperson is entitled to reasonably limit the speaking time of the shareholders and the time to ask questions at the beginning or in the course of the General Meeting, if such limitation is allowed by law. In particular, at the beginning or in the course of the General Meeting, the chairperson of the General Meeting may set reasonable time limits for the General Meeting itself, individual agenda items or for individual questions or statements.

(3)	The majorities of the votes cast and of the share capital represented for the adoption of the resolution which are required for the resolutions of the General Meeting shall be governed by the statutory provisions, unless otherwise provided for in these Articles of Association. Notwithstanding sentence 1, resolutions of the General Meeting on the dismissal of Supervisory Board members elected by the General Meeting shall be adopted by a simple majority of the votes cast.

(4)	Each share shall grant one vote at the General Meeting.

(5)	The chairperson can decide that the entire General Meeting or extracts therefrom be transmitted by way of video and audio transmission. Such transmission can even be in a form to which the public has unlimited access. The form of the transmission should be announced in the convocation of the General Meeting.

Fresenius Medical Care AG & Co. KGaA

Conversion Report

– NON-BINDING CONVENIENCE TRANSLATION –

IV.
ANNUAL FINANCIAL STATEMENTS AND
APPROPRIATION OF THE BALANCE SHEET PROFITS

Article 19 Fiscal Year, Rendering of Accounts

(1)	The fiscal year is the calendar year.

(2)	Within the first three months of the fiscal year but no later than within the maximum period required by mandatory law, the Management Board shall prepare the annual financial statements and the management report as well as, to the extent required by law, the consolidated financial statements and the group management report for the preceding fiscal year and submit the same to the Supervisory Board without undue delay together with proposal for the resolution of the General Meeting on the appropriation of the balance sheet profits.

Article 20 Appropriation of the balance sheet profits

(1)	The General Meeting shall resolve on the appropriation of the balance sheet profits.

(2)	The General Meeting may resolve to make a distribution in kind instead of, or in addition to, a distribution in cash.

(3)	Upon expiration of a fiscal year, the Management Board may distribute to the shareholders an interim dividend, subject to the approval by the Supervisory Board and in accordance with section 59 AktG.

V.
MISCELLANEOUS

Article 21 Formation Expenses

(1)	The formation expenses (Notary’s fees, court costs, costs of notification) amount up to DM 5,000.00 (in words: five thousand German Marks).

(2)	Additionally, the Company has to bear the expenses for the conversion of Fresenius Medical Care AG into Fresenius Medical Care AG & Co. KGaA in an amount of up to EUR 7,500,000.00 (in words: seven million five hundred thousand Euro).

Fresenius Medical Care AG & Co. KGaA

Conversion Report

– NON-BINDING CONVENIENCE TRANSLATION –

(3)	Additionally, the Company has to bear the expenses for the conversion of Fresenius Medical Care AG & Co. KGaA into Fresenius Medical Care AG in an amount of up to EUR 100,000,000.00 (in words: one hundred million Euro).

Fresenius Medical Care AG & Co. KGaA

Conversion Report

– NON-BINDING CONVENIENCE TRANSLATION –

Fresenius Medical Care Management AG
represented by its management board (Vorstand)

Bad Homburg v. d. Höhe, Germany, in June 2023

/s/ Helen Giza.	/s/ Franklin W. Maddux, M.D.
Helen Giza	Franklin W. Maddux, M.D.

/s/ Dr Katarzyna Mazur-Hofsäß	/s/ William Valle
Dr Katarzyna Mazur-Hofsäß	William Valle

Fresenius Medical Care AG & Co. KGaA
Conversion Report
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